    As Filed with the Securities and Exchange Commission on March 24, 2000
                                                        Registration No. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------

                               BB&T CORPORATION
            (Exact name of registrant as specified in its charter)

      North Carolina                 6060                    56-0939887
     (State or other
     jurisdiction of
     incorporation or
      organization)
           (Primary Standard Industrial Classification Code Number)
                                                          (I.R.S. Employer
                                                       Identification Number)

                            200 West Second Street
                      Winston-Salem, North Carolina 27101
                                (336) 733-2000
         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                            Jerone C. Herring, Esq.
                       200 West Second Street, 3rd Floor
                      Winston-Salem, North Carolina 27101
                                (336) 733-2180
           (Name, address, including Zip Code, and telephone number,
                  including area code, of agent for service)

                 The Commission is requested to send copies of
                            all communications to:

          Peter A. Zorn, Esq.                  Mitchell S. Eitel, Esq.
 Womble Carlyle Sandridge & Rice, PLLC           Sullivan & Cromwell
  200 West Second Street, 17th Floor              125 Broad Street
  Winston-Salem, North Carolina 27101         New York, New York 10004

                               ----------------

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                             Proposed       Proposed
                                             maximum        maximum      Amount of
  Title of each class of     Amount to be offering price   aggregate    registration
securities to be registered   registered     per unit    offering price     fee
------------------------------------------------------------------------------------
Common Stock, par value
 $5.00 per share(1)....       44,664,592        (2)          $   (3)      $307,776
------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Each share of the registrant's common stock includes one preferred share purchase right.
(2) Not applicable.
(3) Computed in accordance with Rule 457(f) based on the average of the high ($34.4375) and low ($32.375) sales price of the common stock of One Valley Bancorp, Inc. on March 21, 2000 as reported on The New York Stock
    Exchange, Inc.

                               ----------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               [One Valley logo]

                        Special Meeting of Shareholders

                 MERGER PROPOSAL--YOUR VOTE IS VERY IMPORTANT

  The Board of Directors of One Valley Bancorp, Inc. has unanimously approved a merger combining One Valley and BB&T Corporation. In the merger, you will receive 1.28 shares of BB&T common stock for each share of One Valley common stock that you own.

  You generally will not recognize gain or loss for federal income tax purposes on your receipt of the BB&T common stock.

  The merger will join One Valley's strengths as a supercommunity bank covering West Virginia and central Virginia with BB&T's position as a leading bank throughout the Carolinas, Virginia, Washington D.C. and parts of Maryland, Georgia, West Virginia and Kentucky.

  At the special meeting, you will consider and vote on the merger agreement and the related plan of merger. The merger cannot be completed unless holders of at least a majority of the shares of One Valley common stock approve the merger agreement and plan of merger. One Valley's Board of Directors believes the merger is in the best interests of One Valley shareholders and unanimously recommends that the shareholders vote to approve the merger agreement and plan of merger. No vote of BB&T shareholders is required to approve the merger agreement and plan of merger.

  BB&T common stock is listed on the New York Stock Exchange under the symbol
"BBT." On     , 2000, the closing price of BB&T common stock was $   , making
the value of 1.28 shares of BB&T common stock equal to $   . This price and
value will, however, fluctuate between now and the merger.

  The special meeting will be held on June , 2000 at the Charleston Town Center Marriott on 200 Lee Street East in Charleston, West Virginia.

  This document constitutes One Valley's proxy statement in connection with its solicitation of proxies for use at the special meeting and BB&T's prospectus in connection with the offer and sale of its shares of common stock as a result of the merger and provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. In addition, this proxy statement/prospectus incorporates important business and financial information about BB&T and One Valley from other documents that we have not included in the proxy statement/prospectus. You may obtain copies of these other documents without charge by requesting them in writing or by
telephone at any time prior to      , 2000 [insert date that is 5 business
days before the meeting] from the appropriate company at the following addresses:

 BB&T Corporation     One Valley
   Shareholder      Bancorp, Inc.
    Reporting        Brien Chase
 Post Office Box  One Valley Square
       1290        Charleston, West
  Winston-Salem,    Virginia 25326
  North Carolina    (304) 348-7000
      27102
  (336) 733-3021

  Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you fail to return your proxy card and fail to vote in person, the effect will be the same as a vote against the merger agreement and plan of merger. Your vote is very important. You can revoke your proxy at any time before its exercise by filing written revocation with, or by delivering a later-dated proxy to, One Valley's Secretary before the meeting or by attending the meeting, withdrawing your proxy and voting in person.

  On behalf of the Board of Directors of One Valley, I urge you to vote "FOR" approval and adoption of the merger agreement and plan of merger.

                                                             J. Holmes Morrison
                   Chairman of the Board, President and Chief Executive Officer

 Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the BB&T common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

 The shares of BB&T stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

  This proxy statement/prospectus is dated      , 2000 and is expected to be
first mailed to shareholders of One Valley on or about      , 2000.

                           ONE VALLEY BANCORP, INC.
                               One Valley Square
                        Charleston, West Virginia 25326

                               ----------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JUNE  , 2000

                               ----------------

TO THE SHAREHOLDERS OF ONE VALLEY BANCORP, INC.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of One Valley Bancorp, Inc., a West Virginia corporation ("One Valley"), will be held at the Charleston Town Center Marriott, 200 Lee Street
East in Charleston, West Virginia, on June  , 2000 at  :   .m. Eastern Time,
for the following purpose:

 . To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of February 6, 2000 (the "Merger Agreement"), between One Valley and BB&T Corporation, a North Carolina corporation ("BB&T"), and a related plan of merger, pursuant to which One Valley will merge with and into BB&T (the "Merger"). In the Merger, each share of common stock of One Valley outstanding when the Merger becomes effective (other than shares of One Valley shareholders who have properly exercised their dissenters' rights as described below) will be converted into the right to receive 1.28 shares of common stock of BB&T, plus cash in lieu of any fractional share of BB&T common stock. A copy of the Merger Agreement and plan of merger set forth therein is attached to the accompanying proxy statement/prospectus as Appendix A.

  Each holder of shares of the common stock of One Valley has the right to dissent to the merger and to demand payment of the fair value of all or any portion of such shares of common stock in the event the Merger Agreement is approved and the Merger is consummated. The right of any holder of One Valley common stock to dissent requires compliance with the provisions of Sections 31-1-122 and 31-1-123 of the West Virginia Corporation Act (the "WVCA"), the full texts of which are attached to the accompanying proxy statement/prospectus as Appendix B.

  Shareholders of One Valley of record at the close of business on      , 2000
are entitled to notice of and to vote at the Meeting. You are cordially invited to attend the Meeting in person; however, whether or not you plan to attend, we urge you to complete, date and sign the accompanying proxy card and to return it promptly in the enclosed postage prepaid envelope.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          J. Holmes Morrison
                                          Chairman of the Board, President and
                                           Chief Executive Officer

Charleston, West Virginia
     , 2000

  Please complete, sign, date and return the enclosed proxy card promptly whether or not you plan to be present at the Meeting. Failure to return a properly executed proxy or to vote at the Meeting will have the same effect as a vote against the Merger Agreement and plan of merger. Please do not send in any certificates for your shares at this time.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
A WARNING ABOUT FORWARD-LOOKING INFORMATION.............................. iii

SUMMARY..................................................................   1

MEETING OF SHAREHOLDERS..................................................   8
  General................................................................   8
  Record Date, Voting Rights and Vote Required...........................   8
  Voting and Revocation of Proxies.......................................   9
  Solicitation of Proxies................................................   9
  Recommendation of the One Valley Board.................................   9

THE MERGER...............................................................  10
  General................................................................  10
  Background of and Reasons for the Merger...............................  10
  Opinion of Financial Advisor to One Valley.............................  15
  Exchange Ratio.........................................................  23
  Exchange of One Valley Stock Certificates..............................  23
  The Merger Agreement...................................................  24
  Interests of Certain Persons in the Merger.............................  30
  Rights of Dissenting Shareholders......................................  35
  Regulatory Considerations..............................................  37
  Material Federal Income Tax Consequences of the Merger.................  38
  Accounting Treatment...................................................  40
  The Option Agreement...................................................  41
  Effect on Employees, Employee Benefit Plans and Stock Options..........  43
  Restrictions on Resales by Affiliates..................................  46

INFORMATION ABOUT BB&T...................................................  47
  General................................................................  47
  Operating Subsidiaries.................................................  47
  Acquisitions...........................................................  48
  Capital................................................................  49
  Deposit Insurance Assessments..........................................  49

INFORMATION ABOUT ONE VALLEY.............................................  50

DESCRIPTION OF BB&T CAPITAL STOCK........................................  51
  General................................................................  51
  BB&T Common Stock......................................................  51
  BB&T Preferred Stock...................................................  52
  Shareholder Rights Plan................................................  52
  Other Anti-Takeover Provisions.........................................  54

COMPARISON OF THE RIGHTS OF BB&T SHAREHOLDERS AND ONE VALLEY
 SHAREHOLDERS............................................................  55
  Authorized Capital Stock...............................................  55
  Special Meetings of Shareholders.......................................  55
  Directors..............................................................  56
  Dividends and Other Distributions......................................  56
  Shareholder Nominations and Shareholder Proposals......................  57
  Discharge of Duties; Exculpation and Indemnification...................  58
  Mergers, Share Exchanges and Sales of Assets...........................  58
  Anti-takeover Statutes.................................................  59

                                                                            Page
                                                                            ----
  Amendments to Articles of Incorporation and Bylaws.......................  59
  Shareholders' Rights of Dissent and Appraisal............................  60
  Liquidation Rights.......................................................  60

SHAREHOLDER PROPOSALS......................................................  60

OTHER BUSINESS.............................................................  61

LEGAL MATTERS..............................................................  61

EXPERTS....................................................................  61

WHERE YOU CAN FIND MORE INFORMATION........................................  61

Appendix A--Agreement and Plan of Reorganization and Plan of Merger

Appendix B--Sections 31-1-122 and 31-1-123 of the West Virginia Corporation Act

Appendix C--Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

                  A WARNING ABOUT FORWARD-LOOKING INFORMATION

  BB&T and One Valley have each made forward-looking statements in this document and in other documents to which this document refers that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of BB&T and One Valley and on information currently available to them or, in the case of information that appears under the heading "The Merger--Background of and Reasons for the Merger" on page , information that was available to management of BB&T and One Valley as of the date of the merger agreement, and should be read in connection with the notices about forward-looking statements made by each of BB&T and One Valley in its reports filed under the Securities Exchange Act of 1934. Forward-looking statements include the information concerning possible or assumed future results of operations of BB&T or One Valley set forth under "Summary" and "The Merger--Background of and Reasons for the Merger" and statements preceded by, followed by or that include the words "believes," "expects," "assumes," "anticipates," "intends," "plans," "estimates" or other similar expressions. See "Where You Can Find More Information" on page .

  BB&T and One Valley have made statements in this document regarding estimated earnings per share of BB&T and One Valley on a stand-alone basis, expected cost savings from the merger, estimated restructuring charges relating to the merger, estimated yield enhancement from restructuring One Valley's bond portfolio, maintenance of One Valley's net interest margin, the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods. With respect to estimated cost savings and restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and One Valley, the amount of general and administrative expense consolidation, costs relating to converting One Valley's bank operations and data processing to BB&T's systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies' respective accounting reserve policies and the costs related to the merger. The realization of cost savings and the amount of restructuring charges are subject to the risk that the foregoing assumptions prove to be incorrect, and actual results may be materially different from those expressed or implied by the forward-looking statements.

  Any statements in this document about the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods are subject to risks relating to, among other things, the following:

  1. expected cost savings from the merger or other previously announced mergers may not be fully realized or realized within the expected time-frame;

  2. the loss of deposits, customers or revenues following the merger or other previously announced mergers may be greater than expected;

  3. competitive pressures among depository and other financial institutions may increase significantly;

  4. costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including One Valley, may be greater than expected;

  5. changes in the interest rate environment may reduce margins or the volumes or values of loans made or held;

  6. general economic or business conditions, either nationally or in the states or regions in which BB&T and One Valley do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

  7. legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and One Valley are engaged;

  8. adverse changes may occur in the securities markets; and

  9. competitors of BB&T and One Valley may develop products that enable those competitors to compete more successfully than BB&T and One Valley.

  Management of each of BB&T and One Valley believes the forward-looking statements about its company are reasonable; however, shareholders of One Valley should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of BB&T following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond BB&T's and One Valley's ability to control or predict.

  All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to BB&T or One Valley or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither BB&T nor One Valley undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                    SUMMARY

  This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page .

Exchange Ratio to be 1.28 Shares of BB&T Common Stock for each Share of One Valley Common Stock

  If the merger is completed, you will receive 1.28 shares of BB&T common stock for each share of One Valley common stock you own, plus cash instead of any fractional share.

  On       , 2000, the closing price of BB&T common stock was $   , making the
value of 1.28 shares of BB&T common stock equal to $   . Because the market
price of BB&T stock fluctuates, you will not know when you vote what the shares will be worth when issued in the merger.

No Federal Income Tax on Shares Received in Merger (Page  )

  Neither company is required to complete the merger unless it receives a legal opinion from its counsel to the effect that, based on certain facts, representations and assumptions, the merger will be treated as a "reorganization" for federal income tax purposes. Therefore, we expect that, for federal income tax purposes, you generally will not recognize any gain or loss on the conversion of shares of One Valley common stock into shares of BB&T common stock. You will be taxed, however, on any cash that you receive instead of any fractional share of BB&T common stock and, if you properly exercise your right to dissent to the merger, you will generally be taxed on the cash that you receive. Tax matters are complicated, and the tax consequences of the merger may vary among shareholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

BB&T Dividend Policy Following the Merger

  BB&T currently pays regular quarterly dividends of $.20 per share on its common stock and, over the past five years, has had a dividend payout ratio in the range of approximately 36.5% to 39.5% of recurring earnings and a compound annualized dividend growth rate of 14.9%. Consistent with this history, BB&T management intends to recommend to the BB&T Board that BB&T's regular quarterly dividend be increased from $.20 to $.23 per share for the third quarter of 2000, subject to business conditions, BB&T's financial condition, earnings and other factors.

One Valley Board Unanimously Recommends Shareholder Approval (Page  )

  The One Valley Board of Directors believes that the merger is in the best interests of One Valley shareholders and unanimously recommends that you vote "FOR" approval of the merger agreement and the related plan of merger. The One Valley Board believes that, as a result of the merger, you will be able to achieve greater value than you would if One Valley remained independent.

Exchange Ratio Fair to Shareholders According to One Valley's Financial Advisor (Page )

  Among other factors considered in deciding to approve the merger, the One Valley Board has received the opinion of its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated that, as of February 5, 2000 (the date of the One Valley's board vote on the merger) [and updated through the date of this proxy statement/prospectus], the exchange ratio was fair to the holders of One Valley common stock from a financial point of view. We have attached this opinion to this proxy statement/ prospectus as Appendix C. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Merrill Lynch in providing its opinion. One Valley has agreed to pay to Merrill Lynch a fee based on the value of the consideration paid in the merger, which fee is expected to be approximately $6.0 million, of which approximately $4.45 million is payable upon the closing of the merger.

Dissent and Appraisal Rights (Page  )

  Under West Virginia law, if you do not vote for the merger and you properly exercise rights to dissent from the merger and to demand the "fair value" of your shares of One Valley common stock, you will have the right to obtain a cash payment for the "fair value" of your shares as determined by statutory appraisal proceedings. To exercise these rights, you must comply with the procedural requirements of the West Virginia Corporation Act, the relevant sections of which we have attached to this proxy statement/prospectus as Appendix B. We cannot predict what the "fair value" of One Valley common stock resulting from the statutory appraisal proceedings would be. Failure to take timely and properly any of the steps required under the WVCA may result in a loss of dissenters' rights. See "Rights of Dissenting Shareholders" on page .

Meeting to be held June  , 2000 (Page  )

  One Valley will hold the special shareholders' meeting at  : .m. on    ,
June   , 2000 at the Charleston Town Center Marriott on 200 Lee Street East in
Charleston, West Virginia. At the meeting, you will vote on the merger agreement and plan of merger and conduct any other business that properly arises.

The Companies (Page  )

BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101
(336) 733-2000

  BB&T is a multi-bank holding company with more than $45.5 billion in assets. It is the sixth largest bank holding company in the Southeast and, through its banking and thrift subsidiaries, operates 687 branch offices in the Carolinas, Virginia, Maryland, Washington, D.C., West Virginia, Georgia and Kentucky. BB&T ranks second in deposit market share in North Carolina and third in South Carolina and maintains a significant market presence in Virginia, Maryland, Georgia and Washington, D.C.

One Valley Bancorp, Inc.
One Valley Square
Charleston, West Virginia 25326
(304) 348-7000

  One Valley, with $6.6 billion in assets, is the parent company for nine community banks and 123 branches, including 76 in West Virginia and 47 in central Virginia, that serve 81 cities and towns. One Valley also operates a trust division, a discount brokerage corporation and an insurance agency. One Valley ranks first in deposit market share in West Virginia.

The Merger (Page  )

  In the merger, One Valley will merge into BB&T, and One Valley's banking subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. If the One Valley shareholders approve the merger agreement and plan of merger at the special meeting, we currently expect to complete the merger in the third quarter of 2000.

  We have attached the merger agreement and plan of merger (Appendix A) at the back of this proxy statement/prospectus. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

Majority Shareholder Vote Required (Page  )

  Approval of the merger agreement and plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of One Valley common stock. If you fail to vote, it will have the effect of a vote against the merger agreement and the merger. At the record date, the directors and executive officers of One Valley and their affiliates together owned about
 % of the shares entitled to vote at the meeting, and we expect them to vote their shares in favor of the merger agreement and the merger.

  Brokers who hold shares of One Valley common stock as nominees will not have authority to vote them with respect to the merger unless the beneficial owners of those shares provide voting instructions.

  The merger does not require the approval of BB&T's shareholders.

Record Date Set at    , 2000; One Vote per Share of One Valley Common Stock
(Page  )

  If you owned shares of One Valley common stock at the close of business on
   , 2000, the record date, you are entitled to vote on the merger agreement and plan of merger and any other matters that may be properly considered at the meeting.

  On the record date, there were    shares of One Valley common stock
outstanding. You will have one vote at the meeting for each share of One Valley common stock that you owned on the record date.

Monetary Benefits to Management (Page  )

  When considering the recommendation of the One Valley Board, you should be aware that some of One Valley's directors and officers have interests in the merger that differ from, or are in addition to, the interests of other One Valley shareholders. These interests exist because of rights under benefit and compensation plans maintained by One Valley and, in the case of certain executive officers of One Valley, under employment agreements with Branch Banking and Trust Company, BB&T's main bank subsidiary.

  Each of One Valley's Chairman of the Board, President and Chief Executive Officer, J. Holmes Morrison, Chief Operating Officer, Phyllis H. Arnold, Executive Vice President, Frederick H. Belden, and Chief Financial Officer, Laurance G. Jones, has agreed to an employment agreement with Branch Banking and Trust Company:

  . Mr. Morrison's agreement is for five years and provides for an annual base salary of at least $510,000 and an annual bonus of at least $300,000 for the period that he is in charge of BB&T's West Virginia operations and for an annual base salary of at least $300,000 and an annual bonus of at least $100,000 for the balance of the agreement;

  . Ms. Arnold's agreement is for five years and provides for an annual base salary of at least $290,000 and an annual cash bonus of at least $135,000;

  . Mr. Belden's agreement is for three years and provides for an annual base salary of at least $220,000 and an annual bonus of at least $95,000; and

  . Mr. Jones' agreement is for three years and provides for an annual base salary of at least $230,000 and an annual bonus of at least $95,000.

  As more fully described in this proxy statement/prospectus, the employment agreements for Messrs. Morrison, Belden and Jones and Ms. Arnold also provide, subject to satisfaction of certain conditions, that they will be paid additional amounts upon completion of specified events relating to the merger, the subsequent conversion of the systems of One Valley and its banking subsidiaries to those of BB&T, integration of business functions and the creation of a strategic plan for BB&T's West Virginia operations.

  In addition, up to sixteen other One Valley officers will be offered three-year employment agreements with Branch Banking and Trust Company at their current base salaries.

  All of these employment agreements may provide severance benefits if employment is terminated following the merger. The material terms and financial provisions of these employment agreements are described under the heading "Interests of Certain Persons in the Merger" on page .

  In addition, following the completion of the merger, Mr. Morrison and will be named to the BB&T Board of Directors and Mr. Morrison will be named to BB&T's Executive Committee.

  The One Valley Board was aware of these and other interests and considered them when it approved and adopted the merger agreement and plan of merger.

Conditions that Must be Satisfied for the Merger to Occur (Page  )

  A number of conditions must be met for us to complete the merger, including:

  . approval of the merger agreement and plan of merger by the One Valley shareholders;

  .  receipt of legal opinions concerning the tax consequences of the merger;

  . the continuing accuracy of the parties' representations in the merger agreement;

  . the continuing effectiveness of the registration statement filed with the SEC covering the shares of BB&T stock to be issued in the merger; and

  . receipt by BB&T of letters from its accountants confirming the ability to account for the merger as a pooling of interests.

Regulatory Approvals We Must Obtain for the Merger to Occur (Page  )

  We cannot complete the merger unless the Board of Governors of the Federal Reserve System approves it, and we have filed an application with the Federal Reserve Board seeking its approval. In addition, the merger is subject to the approval of, or notice to, certain state regulatory authorities, and we have made the necessary filings with those authorities.

  Although we do not know of any reason why we would not obtain these regulatory approvals in a timely manner, we cannot be certain when we will obtain them or that we will obtain them at all.

Termination and Amendment of the Merger Agreement (Page  )

  We can jointly agree at any time to terminate the merger agreement without completing the merger. Either company can also unilaterally terminate the merger agreement if:

  .  the merger is not completed by October 1, 2000;

  . any of the conditions that must be satisfied to complete the merger is not met; or

  . the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement.

  Generally, the company seeking to terminate cannot itself be in violation of the merger agreement in a way that would allow the other party to terminate.

  In addition, the merger agreement can be terminated by BB&T or One Valley if:

  . the One Valley Board authorizes One Valley management to accept a superior offer. The types of offers that constitute superior offers are described under the heading "Conduct of One Valley's and BB&T's Businesses Prior to the Effective Time of the Merger" on page ; or

  . the One Valley Board withdraws, modifies, conditions or refuses to make its recommendation to the One Valley shareholders that they vote to approve the merger agreement and plan of merger in certain prescribed circumstances relating to a superior offer or to the fairness opinion of One Valley's financial advisor.

  We can agree to amend the merger agreement in any way, except that after the shareholders' meeting we cannot alter the exchange ratio of 1.28 shares of BB&T common stock for each share of One Valley common stock. Either company can waive any of the requirements of the other company contained in the merger agreement, except that neither company can waive any required regulatory approval or the satisfaction of any condition imposed by law. Neither company intends to waive the condition that it receives a tax opinion. If a tax opinion from its counsel is not available and One Valley determines to waive this condition, One Valley will inform you and ask you to vote again on the merger agreement and plan of merger.

Option Agreement (Page  )

  As a condition to its offer to acquire One Valley, and to discourage other companies from acquiring One Valley, BB&T required One Valley to grant BB&T a stock option that allows BB&T to buy up to 6,700,000 shares of One Valley's common stock. The exercise price of the option is $29.75 per share. Generally, BB&T can exercise the option only if another party attempts to acquire control of One Valley. As of the date of this document, we do not believe that has occurred.

BB&T to Use Pooling-of-Interests Accounting Treatment (Page  )

  BB&T will account for the merger as a pooling of interests. This will avoid the creation of goodwill relating to the merger and will enable BB&T to avoid charges against future earnings that would result from amortizing goodwill. This accounting method also means that, after the merger, BB&T will report financial results as if One Valley had always been combined with BB&T.

Share Price Information (Page  )

  One Valley common stock and BB&T common stock are both listed on the New York Stock Exchange. On February 4, 2000, the last full trading day before public announcement of the proposed merger, One Valley common stock closed at
$27.06, and BB&T common stock closed at $27.50. On    , 2000, One Valley
common stock closed at $  , and BB&T common stock closed at $   .

Listing of BB&T Stock

  BB&T will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

Comparative Market Prices and Dividends

  BB&T common stock and One Valley common stock are listed on the New York Stock Exchange under the symbols "BBT" and "OV," respectively. The table below shows the high and low closing prices of BB&T common stock and One Valley common stock and cash dividends paid per share for the last two fiscal years plus the interim period. For BB&T, amounts reflect a 2-for-1 stock split on August 3, 1998. The merger agreement restricts One Valley's ability to increase dividends. See page .

                                      BB&T                   One Valley
                            ------------------------- -------------------------
                            High   Low  Cash Dividend High   Low  Cash Dividend
                            ----- ----- ------------- ----- ----- -------------
Quarter Ended
  March 31, 2000........... $     $         $ .20     $     $         $
  June 30, 2000 (through
      , 2000)..............
Quarter Ended
  March 31, 1999........... 40.44 34.94      .175     35.13 29.88      .24
  June 30, 1999............ 40.25 33.81      .175     40.00 34.00      .24
  September 30, 1999....... 36.63 30.50       .20     39.38 33.50      .26
  December 31, 1999........ 36.94 27.31       .20     36.75 29.63      .26
    For year 1999.......... 40.44 27.31       .75     40.00 29.63     1.00
Quarter Ended
  March 31, 1998........... 33.84 29.03      .155     38.81 33.75      .21
  June 30, 1998............ 34.06 32.03      .155     40.13 33.25      .21
  September 30, 1998....... 36.03 28.00      .175     36.31 29.50      .24
  December 31, 1998........ 40.63 27.31      .175     34.00 28.75      .24
    For year 1998.......... 40.63 27.31       .66     40.13 28.75      .90

  The table below shows the closing price of BB&T common stock and One Valley common stock on February 4, 2000, the last full trading day before public announcement of the proposed merger.

    BB&T historical..................................................... $27.50
    One Valley historical............................................... $27.06
    One Valley pro forma equivalent*.................................... $35.20

--------
* calculated by multiplying BB&T's per share closing price by the exchange ratio of 1.28

Selected Consolidated Financial Data

  We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from audited financial statements for 1995 through 1999 and unaudited financial statements for the three months ended March 31, 2000. [The information provided for BB&T has been restated to include the accounts of Premier Bancshares, Inc., which was acquired by BB&T on January 13, 2000 in a transaction accounted for as a pooling of interests.] [to be updated] This information is only a summary, and you should read it in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents that we have filed with the SEC. See "Where You Can Find More Information" on page . You should not rely on the three-month information as being indicative of results expected for the entire year or for any future interim period.

                    BB&T--Historical Financial Information
             (Dollars in thousands, except for per share amounts)

                           As of/For the
                         Three Months Ended
                             March 31,                As of/For the Years Ended December 31,
                         ------------------ -----------------------------------------------------------
                         2000      1999        1999        1998        1997        1996        1995
                         ----- ------------ ----------- ----------- ----------- ----------- -----------
Net interest income..... $     $    390,697 $ 1,651,552 $ 1,497,486 $ 1,383,797 $ 1,256,556 $ 1,141,455
Net income..............            154,007     614,360     566,947     429,022     399,119     290,707
Basic earnings per
 share..................               0.45        1.78        1.66        1.27        1.18        0.86
Diluted earnings per
 share..................               0.44        1.75        1.63        1.25        1.16        0.83
Cash dividends paid per
 share..................              0.175        0.75        0.66        0.58        0.50        0.43
Book value per share....               9.80        9.76        9.67        8.68        8.02        7.70
Total assets............         42,826,247  45,478,877  41,243,750  37,489,552  32,932,032  30,621,861
Long-term debt..........          5,666,542   5,520,484   5,450,081   2,839,210   2,564,578   1,667,689

                 One Valley--Historical Financial Information
             (Dollars in thousands, except for per share amounts)

                           As of/For the
                         Three Months Ended
                             March 31,                As of/For the Years Ended December 31,
                         ------------------ -----------------------------------------------------------
                         2000      1999        1999        1998        1997        1996        1995
                         ----- ------------ ----------- ----------- ----------- ----------- -----------
Net interest income..... $     $     57,855 $   235,223 $   220,724 $   199,830 $   192,679 $   179,763
Net income..............             19,943      80,824      73,045      63,800      58,618      55,580
Basic earnings per
 share..................                .58        2.39        2.19        2.00        1.80        1.69
Diluted earnings per
 share..................                .57        2.37        2.15        1.95        1.76        1.67
Cash dividends paid per
 share..................                .24        1.00        0.90        0.80        0.74        0.66
Book value per share....                          16.72       17.14       15.75       14.82       15.32
Total assets............                      6,583,061   5,963,580   5,161,486   4,801,113   4,355,586
Long-term debt..........                        541,824      35,480      48,875      32,892      22,661

Comparative Per Share Data

  We have summarized below the per share information for our companies on a historical, pro forma combined and equivalent basis. You should read this information in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents we have filed with the SEC. See "Where You Can Find More Information" on page .

  The pro forma combined information gives effect to the merger accounted for as a pooling of interests, assuming that 1.28 shares of BB&T common stock is issued for each outstanding share of One Valley common stock. Pro forma equivalent of One Valley common share amounts are calculated by multiplying the pro forma combined amounts by 1.28. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger, nor should you rely on the three-month information as being indicative of results expected for the entire year or for any future interim period. [to be updated]

                                                               As of/For the
                                             As of/For  the      Year Ended
                                              Three Months      December 31,
                                             Ended March 31, ------------------
                                                  2000       1999   1998  1997
                                             --------------- ----- ------ -----
Earnings per common share
  Basic
    BB&T historical.........................      $          $1.78 $ 1.66 $1.27
    One Valley historical...................                  2.39   2.19  2.00
    Pro forma combined......................                  1.79   1.67  1.30
    Pro forma equivalent of one One Valley
     common share...........................                  2.29   2.14  1.67
  Diluted
    BB&T historical.........................                  1.75   1.63  1.25
    One Valley historical...................                  2.37   2.15  1.95
    Pro forma combined......................                  1.76   1.64  1.28
    Pro forma equivalent of one One Valley
     common share...........................                  2.26   2.10  1.63

Cash dividends declared per common share
  BB&T historical...........................      .20          .75    .66   .58
  One Valley historical.....................                  1.00    .90   .80
  Pro forma combined........................      .20          .75    .66   .58
  Pro forma equivalent of one One Valley
   common share.............................      .256         .96    .84   .74

Shareholders' equity per common share
  BB&T historical...........................                  9.76   9.67  8.68
  One Valley historical.....................                 16.72  17.14 15.75
  Pro forma combined........................                 10.12  10.09  9.07
  Pro forma equivalent of one One Valley
   common share.............................                 12.96  12.92 11.61

                            MEETING OF SHAREHOLDERS

General

  We are providing this proxy statement/prospectus to One Valley shareholders
of record as of    , 2000, along with a form of proxy that the One Valley
Board is soliciting for use at a special meeting of shareholders of One Valley
to be held on    , June   , 2000 at  :   .m., Eastern Time, at the Charleston
Town Center Marriott on 200 Lee Street East in Charleston, West Virginia. At the meeting, the shareholders of One Valley will vote upon a proposal to approve the merger agreement, dated as of February 6, 2000, and the related plan of merger pursuant to which One Valley would merge into BB&T. Proxies may be voted on other matters that may properly come before the meeting, if any, at the discretion of the proxy holders. The One Valley Board knows of no such other matters except those incidental to the conduct of the meeting. The merger agreement and plan of merger are attached as Appendix A.

  Whether or not you expect to attend the meeting, your vote is important. We request that you complete, date and sign the accompanying proxy and return it promptly to One Valley in the enclosed postage prepaid envelope.

Record Date, Voting Rights and Vote Required

  Only the holders of One Valley common stock on the record date are entitled to receive notice of and to vote at the meeting. On the record date, there
were    shares of One Valley common stock outstanding, held by approximately holders of record. Each such share of One Valley common stock is entitled to one vote on each matter submitted at the meeting.

  Approval of the merger agreement and plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of One Valley common stock. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement and plan of merger.

  The proposal to adopt the merger agreement and plan of merger is a "non-discretionary" item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, shares held in street name that have been designated by brokers on proxy cards as not voted with respect to that proposal ("broker non-vote shares") will not be counted as votes cast on it. Shares with respect to which proxies have been marked as abstentions also will not be counted as votes cast on that proposal.

  Action on other matters, if any, that are properly presented at the meeting for consideration of the shareholders will be approved if a quorum is present and the votes in favor of the matter constitute a majority of the shares represented at the meeting and entitled to vote. A quorum will be present if a majority of the outstanding shares of One Valley common stock entitled to vote is represented at the meeting in person or by proxy. Shares with respect to which proxies have been marked as abstentions and broker non-vote shares will be treated as shares present for purposes of determining whether a quorum is present. The One Valley Board is not aware of any other business to be presented at the meeting other than matters incidental to the conduct of the meeting.

  Because approval of the merger agreement and plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of One Valley common stock, abstentions and broker non-vote shares will have the same effect as votes against the merger. Accordingly, the One Valley Board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage prepaid envelope.

  You should not send in your stock certificates with your proxy cards. See
"The Merger-Exchange of One Valley Stock Certificates" on page   .

  If you do not vote for the merger and you properly exercise rights to dissent to the merger and to demand the "fair value" of your shares of One Valley common stock, you may have the right to obtain a cash payment equal to the "fair value" of your shares. See "THE MERGER-Rights of Dissenting Shareholders" on page .

  As of the record date, the directors and executive officers of One Valley
and their affiliates beneficially owned a total of    shares, or  %, of the
issued and outstanding shares of One Valley common stock (exclusive of shares that may be acquired pursuant to the exercise of stock options), and the directors and executive officers of BB&T, their affiliates, BB&T and its subsidiaries owned no shares of One Valley common stock, excluding the shares subject to the stock option agreement described under the heading "The Option Agreement" on page .

Voting and Revocation of Proxies

  The shares of One Valley common stock represented by properly completed proxies received at or before the time for the meeting (or any adjournment) will be voted as directed by the respective shareholders unless the proxies are revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the merger agreement and plan of merger. Proxies marked "FOR" approval of the merger agreement and plan of merger and executed but unmarked proxies will be voted in the discretion of the proxy holders named therein as to any proposed adjournment of the meeting. Proxies which are voted "AGAINST" approval of the merger agreement and plan of merger will not be voted in favor of any motion to adjourn the meeting to solicit more votes in favor of the merger. If any other matters are properly presented at the meeting and voted upon, the proxies solicited hereby will be voted on those matters at the discretion of the proxy holders named therein.

  Your attendance at the meeting will not automatically revoke your proxy. You may, however, revoke a proxy any time before its exercise by: notifying the Secretary of One Valley in writing or in person at One Valley's principal executive offices; submitting a later-dated proxy to the Secretary of One Valley at One Valley's principal executive offices; or attending the meeting and withdrawing the proxy before it is voted.

Solicitation of Proxies

  BB&T and One Valley will each pay 50% of the cost of printing this proxy statement/prospectus, and One Valley will pay all other costs of soliciting proxies. Directors, officers and other employees of One Valley or its subsidiaries may solicit proxies personally, by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. One Valley will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such brokerage firms and other custodians, nominees and fiduciaries, and One Valley will reimburse these record holders for their reasonable out-of-pocket expenses. In addition, One Valley intends to use the services of Georgeson Shareholder Communications, Inc., a professional proxy solicitation firm, to help with soliciting proxies for the meeting, at an estimated cost of $8,000 plus out-of-pocket expenses.

Recommendation of the One Valley Board

  The One Valley Board has approved the merger agreement and plan of merger and believes that the proposed transaction is fair to and in the best interests of One Valley and its shareholders. The One Valley Board unanimously recommends that One Valley's shareholders vote "FOR" approval of the merger agreement and plan of merger. See "The Merger--Background of and Reasons for
the Merger" on page   .

                                  THE MERGER

  The following information describes the material aspects of the merger. This description does not purport to be complete and is qualified in its entirety by reference to the appendices to this proxy statement/prospectus, including the merger agreement and plan of merger, which are attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.

General

  In the merger, One Valley will be merged into BB&T. Shareholders of One Valley (other than those who have properly exercised their dissenters' rights) will receive shares of the common stock of BB&T in exchange for their shares of One Valley common stock on the basis of 1.28 shares of BB&T stock for each share of One Valley stock (plus cash instead of any fractional share). During the [first] quarter of 200[1], BB&T intends to merge One Valley's subsidiary banks into one or more subsidiaries of BB&T. [to be updated]

Background of and Reasons for the Merger

 Background of the Merger; One Valley's Reasons for the Merger and Recommendation of Directors.

  Following its comprehensive biannual review of One Valley's business plan in 1997, the One Valley Board approved a three-year strategic plan intended to enhance shareholder value. Among the principal components of this strategic plan were acquisitions in markets that had demographics superior to One Valley's core markets in West Virginia and an increased emphasis on the generation of fee income. This plan included financial objectives to produce annual earnings per share growth of 10% to 15% and a return on equity of 14% to 15%.

  Planned strategies to achieve those financial objectives included the sale of more financial services to households in West Virginia that already had banking relationships with One Valley and a pace of acquisition activity in Virginia that would have resulted in a core deposit growth rate of 10% to 15% annually.

  In 1998, the growth in earnings per share on an as-reported basis was only 3.9%, but had improved to 10.2% on an annualized basis for the first nine months of 1999. Return on equity was 13.08% for the year of 1998 and improved to 14.99% the first three quarters of 1999. However, earnings per share growth and return on equity performance in 1999 were enhanced by the $59 million repurchase of 1.6 million shares of One Valley's stock during the first nine months of 1999. Three acquisitions were consummated in attractive growth areas of Virginia during 1998, but further acquisition efforts in the first nine months of 1999 were unsuccessful. Efforts to increase fee income were modestly successful with the ratio of fee income to assets rising to 1.11% in the first nine months of 1999 from the 1.08% level in 1997. However, efforts to increase financial services per household were relatively unsuccessful, only increasing from 2.56 services in September of 1998 to 2.59 in September of 1999.

  By the second half of 1999, management of One Valley became concerned that it would not be able to continue to execute its business plan so as to produce the targeted earnings growth. One Valley was unable to find additional attractive acquisition opportunities in Virginia, and competition was limiting the growth of fee income. One Valley also explored and rejected other acquisition opportunities. In addition, two other factors were depressing earnings growth prospects. First, increased competition and the flattening of the yield curve (which shows the difference between short-term and long-term interest rates) were depressing the net interest margin (the difference between what One Valley earned on interest-earning assets and paid on the deposits and other liabilities funding those assets). Second, the advent of Internet banking and other technological innovations would require One Valley to increase substantially its expenditures for technology.

  Accordingly, at a meeting of the Mergers & Acquisitions Committee of the One Valley Board held on October 20, 1999, the Committee considered whether the Company should amend its business plan to consider the possibility of a strategic merger with a larger institution. After discussing at length issues relating to the achievement of earnings goals and the other objectives of the business plan, issues relating to the need for additional management depth if One Valley continued to expand, and developments in the merger environment, the Committee instructed management to explore on a preliminary basis, over the following two months, the potential viability of both a strategic merger with a larger partner and continuation of independence. The Committee further concluded that any viable strategic partner should offer high long-term market returns for shareholders, demonstrated technological expertise and management depth, as well as a cultural fit for One Valley's customers, employees and communities.

  On January 6, 2000, One Valley held a joint meeting of its Mergers & Acquisitions and Executive Committees to consider again basic strategic alternatives. At this meeting, Richard Speer of the consulting firm of Speer & Associates Inc. made a detailed presentation. Speer & Associates had been retained by One Valley in 1997 to assist it in the development and implementation of its strategic plan. The Speer presentation focused on the demographics of One Valley's markets, the status of its current business plan, the rapid changes in technology and the expanding role of e-commerce in delivering financial services, and the increased competition for financial services. Mr. Speer concluded that these external factors, as well as shrinking net interest margins and difficulties in expanding fee income, were adversely impacting banking institutions, such as One Valley, that were primarily dependent upon net interest income. He also noted that substantial technology expenditures would be necessary for One Valley to compete effectively. For these reasons, he recommended that a strategic merger should be considered as a viable option.

  Management of One Valley stated that they had reached the same conclusions for similar reasons. Mr. Morrison noted that capital investments for enhanced technology would be substantial, and he reiterated concerns about management breadth and depth. The Committee discussed these issues at length and asked numerous questions of Mr. Speer and management.

  Mr. Speer then provided a detailed overview of potential strategic partners. He expressed the view that a desirable strategic partner would have demonstrated a strong financial and market performance over time, strong demographic growth potential, strong technology and e-commerce capabilities and a good cultural fit. Mr. Speer concluded that BB&T and one other institution stood out as desirable strategic partners based on those criteria. Mr. Speer also noted that both BB&T and the other institution had very successful records of merger integration.

  Management concurred with Mr. Speer's conclusion and recommended initiation of discussions with BB&T and the other institution. The Committees authorized management to initiate discussions and to engage Merrill Lynch and Sandler O'Neill as financial advisors.

  During the next three weeks, management held discussions with BB&T and the other institution. On January 18, representatives of One Valley met with representatives of BB&T to discuss non-price matters relating to a possible merger. These matters included regional operations, management structure, timing, contractual terms, employee arrangements, job loss and charitable and community development activities.

  On January 24, 2000, the other institution informed Mr. Morrison that, although it regarded One Valley as a highly desirable merger partner, it had higher priorities on which to focus at that time.

  On January 26, 2000, the Mergers & Acquisitions and Executive Committees again met in joint session to review the situation. Reports were provided on the discussions and meetings with BB&T and the discussions with the other institution. Following these reports, Merrill Lynch provided a detailed report on the current merger and acquisition environment, One Valley's market position, the perspective of BB&T and other larger institutions as acquirors, the financial and market position and performance of BB&T and the profile of a combined company. Sandler O'Neill offered commentary on the same subjects and on BB&T's pricing approach in other transactions. The Committee asked numerous questions of the financial advisors.

  Following further discussions, the Committees adopted a resolution authorizing Merrill Lynch and Sandler O'Neill to enter into pricing discussions with BB&T concerning terms of a possible exchange ratio.

  Following this meeting, Merrill Lynch and Sandler O'Neill began discussions with BB&T regarding a possible exchange ratio for a merger. After some initial progress had been made by January 31 in negotiating an exchange ratio, preliminary due diligence began and BB&T's outside counsel delivered to One Valley and its counsel a draft merger agreement, stock option agreement, employment contracts and other related documents. During the course of the week, negotiations over the exchange ratio continued and more extensive due diligence was commenced. The two companies and their respective counsel also negotiated the terms of the merger documents. During the negotiations, BB&T informed One Valley that the stock option agreement was required as a condition to BB&T's willingness to enter into a definitive merger agreement with One Valley.

  On February 4, 2000, the Mergers & Acquisitions and Executive Committees again met in joint session. Senior executives of BB&T made a detailed presentation to the Committees regarding the business strategies, performance, vision, values and management approach of BB&T, including its approach to mergers and merger integration, and its commitment to technology. The BB&T executives also reviewed the future prospects of BB&T and noted that it was the intention of BB&T's management to recommend to the BB&T Board that it increase BB&T's dividend rate during the third quarter. The BB&T executives then responded to numerous questions from the Committees.

  Following the BB&T presentation, Merrill Lynch made a presentation on the financial aspects of a possible merger. Sandler O'Neill provided additional commentary. The financial advisors reported that, after intense negotiations, BB&T had indicated a willingness on February 3 to offer an exchange ratio of
1.28 BB&T shares for each One Valley share but were not prepared to increase the offer.

  Based on closing prices of the stocks of BB&T and One Valley on February 3, the 1.28 exchange ratio produced a market premium of 37%.

  There followed intensive discussion by the Committees regarding financial issues, as well as the results of One Valley's due diligence on BB&T, possible market reaction to a merger announcement and communications. Merrill Lynch advised that it was prepared to deliver to the Board of Directors an opinion that the exchange ratio of 1.28 was fair to the One Valley shareholders from a financial point of view. This was followed by a discussion of the merger documents and the status of the negotiations.

  Following further extensive discussion, the Committees jointly and unanimously recommended a merger with BB&T to the One Valley Board of Directors.

  On February 5, 2000, a special meeting of the One Valley Board of Directors was convened at 9:00 A.M. to consider a merger with BB&T.

  Management reviewed in detail with the Board the One Valley business plan and the actions that the Mergers & Acquisitions Committee and the Executive Committee had taken and conclusions they had reached at the meetings beginning with the October 20, 1999 meeting of the Mergers & Acquisitions Committee.

  Mr. Speer then provided an updated version of the reports he had made to the Mergers and Acquisitions and Executive Committees on January 6. He also reported in detail on the utilization of technology by BB&T. Mr. Speer then responded to numerous questions and comments from members of the Board.

  Mr. Morrison then reported on his discussions with BB&T and the other institution. He discussed, and responded to, questions regarding the structure for post-merger operations in West Virginia and Virginia, employee matters, the values, culture and performance of BB&T, job loss, including BB&T's pledge to establish or relocate a line of business to Charleston and BB&T's pledge to enhance charitable contributions in One Valley's market area.

  Merrill Lynch then made a detailed presentation regarding the financial aspects of the merger, including the 1.28 exchange ratio and BB&T's proposed dividend increase. Merrill Lynch reiterated that it was prepared to provide an opinion that the exchange ratio was fair to One Valley shareholders from a financial point of view. Sandler O'Neill then provided additional commentary on the financial aspects of the merger, including BB&T's general reputation and merger "track record." Throughout the presentations, Merrill Lynch and Sandler O'Neill responded to numerous questions and comments from the Board.

  One Valley's counsel then reviewed the terms of the merger agreement, stock option agreement and employment agreements, as well as the regulatory process and shareholders' meeting to consider the merger.

  Management then made its own recommendation in favor of the merger with BB&T and reiterated that the Mergers and Acquisitions and Executive Committees had also unanimously recommended the merger. After further questions, comments and discussion by the Board, the Board then unanimously voted to approve the merger, the merger agreement and the stock option agreement and to recommend that One Valley's shareholders approve the merger agreement.

  On February 6, 2000, One Valley and BB&T entered into the merger agreement and the stock option agreement and BB&T's principal bank subsidiary executed employment agreements, to be effective upon completion of the merger, with certain executive officers of One Valley.

 Reasons for the Merger

  In reaching the conclusion that the merger agreement and the merger are in the best interests of and advisable for One Valley and its shareholders, and in approving the merger agreement, the stock option agreement and the transactions contemplated by those agreements, the One Valley Board considered and reviewed with One Valley's senior management, as well as its financial and legal advisors, a number of factors including the following:

  . Information regarding the business, operations, financial condition, demographics, technological capabilities, management, earnings and prospects of each of One Valley and BB&T, including the difficulty of achieving the earnings goals set forth in One Valley's business plan.

  .  The current financial services industry environment, including

    .  the rapid consolidation within the industry,

    . the increasing use of technology-based new product delivery systems, such as the Internet, and the related expense and potential advantages of scale,

    .  increased competition,

    . decline in net interest spreads and the market's valuation of banking organizations,

    . the apparent approaching end of pooling-of-interests accounting at January 1, 2001 which may affect market premiums for at least some period and may also negatively impact One Valley's acquisition program.

  . Their belief that the terms of the merger, the merger agreement and the stock option agreement are fair to and in the best interests of One Valley shareholders and that the merger is consistent with One Valley's long-term strategy.

  . The fact that the exchange ratio of BB&T stock being offered for One Valley stock represented a substantial premium over recent market prices of One Valley stock.

  . The analyses provided by Merrill Lynch and Sandler O'Neill, and Speer & Associates.

  . The oral opinion of Merrill Lynch provided on February 5, 2000 (subsequently confirmed in writing) that, as of such date, the exchange ratio between shares of BB&T and One Valley, as set out in the merger agreement, was fair from a financial point of view to One Valley shareholders (see "Opinion of Financial Advisor to One Valley").

  . That the merger is intended to be generally tax-free for federal income tax purposes and a pooling of interests for accounting purposes.

  . BB&T's record as an acquiror of other banks and its commitments relating to the management structure for One Valley's franchise, One Valley's employees and One Valley's communities.

  . The intention of BB&T's management, subject to business conditions, to recommend to the BB&T Board a $0.03 increase in BB&T's quarterly dividend from $0.20 to $0.23 per share for the third quarter of 2000.

  . The interests of One Valley's officers and directors that are different from, or in addition to, the interests of shareholders generally (see "Interests of Certain Persons in the Merger").

  . The fact that approval of the merger agreement requires the consent of a majority of the outstanding shares of common stock entitled to vote thereon.

  The foregoing discussion of the information and factors considered by the One Valley Board is not meant to be exhaustive, but indicates the material matters considered by the One Valley Board. In reaching its determination to approve the merger agreement, the stock option agreement and the transactions contemplated thereby, the Board did not assign any relative or specific weight to the foregoing factors, and individual directors may have considered various factors differently.

  Your Board of Directors Unanimously Recommends That You Vote "FOR" the Merger Agreement and Plan of Merger.

 BB&T's Reasons for the Merger

  One of BB&T's announced objectives is to pursue in-market and contiguous state acquisitions of banks and thrifts within the $250 million to $10 billion asset size range. BB&T's management believes that One Valley is an exceptional supercommunity bank, the acquisition of which will improve BB&T's financial performance and franchise value, give BB&T the leading market share in West Virginia and strengthen BB&T's position in Virginia. BB&T's management further believes that the merger will benefit One Valley's customers by giving them access to new and expanded products and services like capital markets, cash management services, leasing and international banking.

  In connection with BB&T's consideration of the merger, its management analyzed certain investment criteria designed to assess the impact of the merger on BB&T and its shareholders. For the purpose of this analysis, BB&T made the following assumptions:

  . Each of BB&T's and One Valley's 2000 earnings per share on a stand-alone basis would be in line with the estimate published by First Call Corporation;

  . BB&T's earnings per share on a stand-alone basis for subsequent years would increase at an assumed annual rate, determined solely for the purpose of assessing the impact of the merger as described above, of 12%;

  . One Valley's earnings on a stand-alone basis for periods after 2000 would increase at an assumed rate, determined solely for the purpose of assessing the impact of the merger as described above, of approximately 11%, before applying the effect of the assumptions described below;

  . Annual cost savings of approximately $30.5 million, or 17.5% of One Valley's expense base, would be realized as a result of the merger, 10% of which would be realized in 2000 and 90% of which would be realized in 2001;

  . One Valley's core net interest margin (non-fully taxable equivalent) would be maintained annually at 4.03%, excluding the enhancements derived from restructuring One Valley's bond portfolio as described below;

  . One Valley's bond portfolio would be restructured with an expected improved yield of approximately 90 basis points;

  . One Valley's noninterest income would increase at a rate of 15% per year in years 1-3 and at 12% per year thereafter; and

  . One Valley's net charge-off rate for loan losses would be increased to 0.25% in 2001and held constant thereafter.

  Using the above assumptions, BB&T analyzed the merger to determine whether it would have an accretive or dilutive effect on estimated earnings per share, return on equity, return on assets, book value per share and leverage capital ratio. This analysis indicated that the merger would:

  . be accretive to estimated earnings per share and book value per share in all years and to return on assets in the first year;

  .  be dilutive to return on equity in all years; and

  .  result in a combined leverage ratio over 7%.

BB&T excluded from its calculations of earnings per share, return on equity and return on assets the effect of estimated one-time after-tax charges of $48 million related to consummating the merger and $29 million related to restructuring One Valley's bond portfolio.

  In addition to the analysis described above, BB&T performed an internal rate of return analysis for this transaction. The purpose of this analysis was to determine if the projected performance of One Valley, after applying the assumptions described above, would conform to BB&T's criteria. BB&T's current minimum internal rate of return requirement for this type of investment is 15%. The analysis performed in connection with the One Valley merger indicated that the projected internal rate of return is 18.97%.

  None of the above information has been updated since the date of the merger agreement. There can be no certainty that the results described in the above information will be achieved or that actual results will not vary materially from the estimated results. For more information concerning the factors that could affect actual results, see "A Warning About Forward-Looking Information" on page iii.

Opinion of Financial Advisor to One Valley

  One Valley retained Merrill Lynch to act as its financial advisor in connection with the merger. On February 5, 2000, the One Valley Board held a meeting to evaluate the proposed merger. At this meeting, Merrill Lynch rendered its opinion that, as of that date and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to the One Valley shareholders. [Merrill Lynch subsequently confirmed and updated its February 5, 2000 opinion in writing by delivering to the One Valley Board a written opinion dated as of the date of this proxy statement/prospectus. In connection with its written opinion, Merrill Lynch confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion. It also performed procedures to update certain of its analyses and reviewed the assumptions used in its analyses and the factors considered in connection with its earlier opinion.] [to be updated]

  The full text of the Merrill Lynch opinion, which describes, among other things, the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch is attached as Appendix C to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. One Valley shareholders are urged to read Merrill Lynch's opinion carefully and in its entirety. Merrill Lynch's opinion is directed to the One Valley Board and addresses only the fairness, from a financial point of view, of the exchange ratio to the One Valley shareholders. The opinion does not address any other aspect of the merger or any related transaction, nor does it constitute a recommendation to any shareholder as to how to vote at the One Valley special meeting. The summary of the fairness opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

  In arriving at its opinion, Merrill Lynch, among other things:

  . reviewed certain publicly available business and financial information relating to One Valley and BB&T that Merrill Lynch deemed to be relevant;

  . reviewed certain information, including financial forecasts, relating to the respective businesses, earnings, assets, liabilities and prospects of One Valley and BB&T furnished to Merrill Lynch by the senior management of One Valley and BB&T, as well as the amount and timing of the cost savings, revenue enhancements and related expenses expected to result from the merger furnished to Merrill Lynch by senior management of BB&T;

  . conducted discussions with members of senior management and representatives of One Valley and BB&T concerning the matters described in the bullet points set forth above, as well as their respective businesses and prospects before and after giving effect to the merger and the expected synergies;

  . reviewed the market prices and valuation multiples for One Valley common stock and BB&T common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  . reviewed the respective publicly reported financial conditions and results of operations of One Valley and BB&T and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  . compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

  . participated in certain discussions and negotiations with representatives of One Valley, its financial and legal advisors and BB&T with respect to the merger;

  .  reviewed the pro forma impact of the merger;

  .  reviewed the merger agreement; and

  . reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

  In rendering its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, or that was discussed with, or reviewed by or for Merrill Lynch, or that was publicly available, and Merrill Lynch did not assume any responsibility for independently verifying this information or undertake an independent evaluation or appraisal of the assets or liabilities of One Valley or BB&T nor has Merrill Lynch been furnished with such evaluation or appraisal.

  Merrill Lynch is not an expert in the evaluation of allowances for loan losses, and neither made an independent evaluation of the adequacy of the allowances for loan losses of One Valley or BB&T, nor reviewed any individual credit files of One Valley or BB&T or been requested to conduct such a review. As a result, Merrill Lynch has assumed that the aggregate allowances for loan losses for both One Valley and BB&T are adequate to cover such losses and will be adequate on a pro forma basis for the combined company. In addition, Merrill Lynch did not assume any obligation to conduct, nor did Merrill Lynch conduct, any physical inspection of the properties or facilities of One Valley or BB&T. With respect to the financial and operating forecast information furnished to or discussed with Merrill Lynch by One Valley or BB&T, including the cost savings, revenue enhancements and related expenses expected to result from the merger, Merrill Lynch assumed that the information was reasonably prepared and reflect the best currently available estimates and judgments of the senior management of each of One Valley and BB&T as to the future financial and operating performance of One Valley, BB&T or the combined entity, as the case may be. Merrill Lynch's opinion is necessarily based upon market, economic and other conditions as in effect on, and on the information made available to Merrill Lynch as of, the date of its opinion.

  For purposes of rendering its opinion, Merrill Lynch assumed that, in all respects material to its analyses:

  . the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

  . the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

  . each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

  . all conditions to the completion of the merger will be satisfied without any waivers; and

  . in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

  Merrill Lynch further assumed that the merger will be accounted for as a pooling of interests under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Merrill Lynch's opinion is not an expression of an opinion as to the prices at which shares of One Valley common stock or shares of BB&T common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

 Analyses of Merrill Lynch

  In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, One Valley and BB&T. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Merrill Lynch opinion was among several factors taken into consideration by the One Valley Board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the One Valley Board or management of One Valley with respect to the fairness of the exchange ratio.

  The following is a summary of the material financial analyses presented by Merrill Lynch to the One Valley Board on February 5, 2000 in connection with the rendering of its opinion on that date. The summary is not a complete description of the analyses underlying the Merrill Lynch opinion or the presentation made by Merrill Lynch to the One Valley Board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Merrill Lynch believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

  Calculation of Implied Value of Exchange Ratio. Merrill Lynch reviewed the terms of the merger. It noted that the exchange ratio of 1.28 shares of BB&T common stock for each share of One Valley common stock had an implied value of $36.48 per share of One Valley common stock based upon the closing price of BB&T common stock on February 3, 2000 of $28.50.

  Implied Pricing Multiples. Based on an exchange ratio of 1.28 and the closing price of BB&T common stock on February 3, 2000 of $28.50, Merrill Lynch also analyzed the implied per share transaction value of $36.48 as an absolute multiple of One Valley's fully diluted book value per share, fully diluted tangible book value per share, last twelve months fully diluted earnings per share, latest quarter annualized fully diluted earnings per share, and estimated earnings per share for the year 2000.

  The analyses performed indicated that the per share transaction value as a multiple of One Valley's fully diluted book value per share would be 2.19x and further indicated that the per share transaction value as a multiple of One Valley's fully diluted tangible book value per share would be 2.41x, in each case based on financial data for the period ending December 31, 1999, with fully diluted shares including options accounted for under the treasury stock method. Merrill Lynch's analyses also indicated that the per share transaction value as a multiple of the last twelve months fully diluted earnings per share would be 15.39x, and that the transaction value as a multiple of the latest quarter annualized fully diluted earnings per share would be 15.46x. The analyses also indicated that the transaction value as a multiple of One Valley's estimated earnings per share in 2000 would be 14.36x, based on consensus First Call earnings estimates as of February 3, 2000. First Call is a recognized data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors.

  Merrill Lynch also analyzed the per share transaction value as a premium to the closing price of One Valley common stock at different intervals prior to the announcement of the merger. The analyses performed indicated the per share transaction value as a premium to: (1) the closing price of One Valley common stock on February 3, 2000 was 37.0%, and (2) the average closing price of One Valley common stock year-to-date was 30.9%.

  Implied Relative Pricing Multiples. Merrill Lynch analyzed certain implied relative pricing multiples with regard to the BB&T/One Valley transaction. The relative multiples were determined by dividing the absolute transaction multiple by the relevant trading multiple of BB&T. Merrill Lynch determined that the relative pricing multiple of estimated earnings per share and book value would be 1.11x and 0.74x, respectively. This analysis was based on BB&T's current price-to-estimated 2000 earnings per share of 12.90x and price-to-book value of 2.95x. Merrill Lynch further analyzed implied relative pricing multiples for all bank merger transactions in excess of $1.0 billion in 1999, all BB&T merger transactions in 1999, and all BB&T merger transactions from 1997 to present. Using this analysis, Merrill Lynch determined that the relative pricing multiple of estimated earnings per share and book value in these transactions was 0.88x and 0.72x, respectively, for all bank merger transactions in excess of $1.0 billion in 1999, 1.07x and 0.72x, respectively, for all BB&T merger transactions in 1999, and 1.12x and 0.77x, respectively, for all BB&T merger transactions from 1997 to present.

  Historical Trading Valuation Analysis. Based on an exchange ratio of 1.28 and the closing price of BB&T common stock on February 3, 2000 of $28.50, Merrill Lynch reviewed the historical trading valuation of BB&T common stock for different periods during the one-year period prior to February 3, 2000 to determine the implied per share offer value of the transaction to One Valley shareholders and the implied premium to the average price of One Valley common stock for such periods. The following table indicates the implied per share offer value of the transaction to One Valley shareholders and the implied premium to the average price of One Valley common stock for the periods listed.

                                                                 Implied Premium
                                         BB&T      Implied Value  to One Valley
                                     Average Price to One Valley  Average Price
                                     ------------- ------------- ---------------
February 3, 2000....................    $28.50        $36.48            37%
Year-to-date average................     27.02         34.59            24
Three-month average.................     30.30         38.78            23
One-year average....................     34.47         44.12            26
Three-month high....................     36.63         46.89            27
One-year high.......................     40.00         51.20            27

  Discounted Dividend Analysis--One Valley. Merrill Lynch performed a discounted dividend analysis to estimate a range of present values per share of One Valley common stock assuming One Valley continued to operate as a stand-alone entity. This range was determined by adding (1) the present value of the estimated future dividend stream that One Valley could generate, and
(2) the present value of the "terminal value" of One Valley common stock at December 31, 2004.

  In calculating a terminal value of One Valley common stock at December 31, 2004, Merrill Lynch applied a multiple of 10.0x to 12.0x to year 2005 forecasted cash earnings. The dividend stream and terminal value were then discounted back to December 31, 1999 using discount rates ranging from 13.0% to 15.0%, which rates Merrill Lynch viewed as the appropriate range of discount rates for a company of One Valley's risk characteristics.

  In performing this analysis, Merrill Lynch used First Call earnings estimates for 2000 of $2.54 per share. For periods after 2000, earnings per share were assumed to increase at annual long-term earnings growth rates of 6% and 8%. Merrill Lynch also assumed an annual asset growth rate of 8%, and further assumed that earnings in excess of those necessary to maintain One Valley's current tangible common equity ratio at 7.00% could be paid out to One Valley shareholders as dividends. Based on the above assumptions, the stand-alone present value of the One Valley common stock ranged from $24.13 to $29.67 per share based on an estimated annual long-term earnings growth rate of 6.0%, and $25.58 to $31.53 per share based on an estimated annual long-term earnings growth rate of 8.0%.

  Discounted Dividend Analysis--BB&T. Merrill Lynch also performed a discounted dividend analysis to estimate a range of present values per share of BB&T common stock assuming BB&T continued to operate as a stand-alone entity. As with the analysis performed with regard to One Valley, this range was determined by adding (1) the present value of the estimated future dividend stream that BB&T could generate, and (2) the present value of the "terminal value" of BB&T common stock at December 31, 2004.

  In calculating a terminal value of BB&T common stock at December 31, 2004, Merrill Lynch applied a terminal year multiple of 10.0x to 12.0x to year 2005 forecasted cash earnings. The dividend stream and terminal value were then discounted back to December 31, 1999 using discount rates ranging from 13.0% to 15.0%, which rates Merrill Lynch viewed as the appropriate range of discount rates for a company with BB&T's risk characteristics.

  In performing this analysis, Merrill Lynch used First Call earnings estimates for 2000 and 2001 of $2.21 and $2.48 per share, respectively. For periods after 2001, earnings per share were assumed to increase at First Call's estimated annual long-term earnings growth rate of 12%. Merrill Lynch also assumed an annual asset growth rate of 8%, and further assumed that earnings in excess of those necessary to maintain BB&T's current tangible common equity ratio at 6.24% could be paid out to BB&T shareholders as dividends. Based on the above assumptions, the stand-alone present value of the BB&T common stock ranged from $25.66 to $31.86 per share.

  Pro Forma Discounted Dividend Analysis. Merrill Lynch also performed a pro forma discounted dividend analysis to estimate a range of present values per share of BB&T common stock and One Valley common stock based on the pro forma combined company. This range was determined by using the same valuation methodology applied in the preceding six paragraphs in terms of calculating the terminal value of the combined company and the discount rate applicable to that value. Merrill Lynch also made the same assumptions as set forth in the preceding six paragraphs, except that: (1) earnings estimates for pro forma BB&T are based on First Call's Combined Consensus Equity Analysts' Estimates increased at 12% after 2001; (2) synergies are assumed to equal $17.9 million pre-tax in 2000 (excluding $1.4 million of capital leverage), and $35.8 million pre-tax in 2001 (excluding $2.7 million of capital leverage) with synergies increasing at 11% annually thereafter; and (3) earnings in excess of those necessary to maintain pro forma BB&T's tangible common equity ratio at 6.24% could be paid out to shareholders as dividends.

  Based on the above assumptions, the present value of pro forma BB&T common stock ranged from $26.18 to $32.30 per share. Merrill Lynch then applied the exchange ratio to the pro forma discounted dividend values arrived at per share of pro forma BB&T common stock to determine a range of present values per share of One Valley common stock, and determined that the present value of the One Valley common stock under this analysis ranged from $33.51 to $41.34 per share.

  The analyses set forth in each of the preceding eight paragraphs does not necessarily indicate actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. The discount rates applied to One Valley and BB&T referred to in such paragraphs were based on several factors, including Merrill Lynch's knowledge of each of One Valley and BB&T and the industry in which they operate, the business risk of each company and the overall interest rate environment as of February 5, 2000. The asset growth rates applied for One Valley and BB&T took into consideration several factors, including the historical asset growth of each of One Valley and BB&T as well as projected long-term growth rates. Dividend discount analysis is a widely used valuation methodology, but the results of this methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

  Peer Group Stock Trading Multiple Analysis--One Valley. Merrill Lynch compared selected operating and stock market results of One Valley to publicly available corresponding data for the following companies that Merrill Lynch determined were comparable to One Valley:

 .CCB Financial Corporation                .First Virginia Banks, Inc.
 .Citizens Banks Corporation               .Keystone Financial, Inc.
 .Centura Banks, Inc.                      .Old National Bancorp.
 .First Citizens Bancshares, Inc.          .Trustmark Corporation
 .First Commonwealth Financial Corporation .United Bankshares, Inc.
 .First Merit Corporation                  .Whitney Holding Corporation
 .Fulton Financial Corporation

  Merrill Lynch then determined the imputed per share value of One Valley common stock based on the multiples arrived at by Merrill Lynch in its comparability analysis.

  The following table compares selected financial data of One Valley with corresponding mean data for the companies selected by Merrill Lynch, which data is based on financial data at or for the quarter ended December 31, 1999, earnings estimates from First Call as of February 3, 2000, and market prices as of February 3, 2000. The calculations of price-to-2000 and price-to-2001 First Call estimated earnings per share are based on estimated earnings per share calculated in accordance with generally accepted accounting principles. The calculations of price-to-2000 and price-to-2001 First Call estimated cash earnings per share are based on estimated earnings per share plus amortization of intangible assets per share.

                                                                                    First
                                                                                    Call
                          Price /   Price/                                Price/  Projected   2000
                           2000      2001     Price/    Price/   Price/   Stated  Five-Year  Price
                         Estimated Estimated   2000      2001    Stated  Tangible    EPS    Earnings
                           GAAP      GAAP    Estimated Estimated  Book     Book    Growth    Growth
                            EPS       EPS    Cash EPS  Cash EPS  Value    Value     Rate     Ratio
                         --------- --------- --------- --------- ------  -------- --------- --------
Merrill Lynch Selected
 Company Average........   10.93x    10.04x    10.30x     9.50x    1.85x    2.03x    9.0%     125%

One Valley..............   10.48      9.89      9.71      9.20     1.59     1.75     8.0      131

Imputed Average Value
 Per Share Based on
 Selected Company Data
 .......................  $27.77    $27.02    $28.23    $27.48   $30.87   $30.89

  Peer Group Stock Trading Multiple Analysis--BB&T. Merrill Lynch also compared selected operating and stock market results of BB&T to publicly available corresponding data for the companies that Merrill Lynch determined were comparable to BB&T:

 .AmSouth Bancorporation                   .First Virginia Banks, Inc.
 .CCB Financial Corporation                .Regions Financial Corporation
 .Centura Banks, Inc.                      .SouthTrust Banks, Inc.
 .First Tennessee National Corporation     .Union Planters Corporation

  Merrill Lynch then determined the imputed per share value of BB&T common stock based on the multiples arrived at by Merrill Lynch in its comparability analysis.

  The following table compares selected financial data of BB&T with corresponding mean data for the companies selected by Merrill Lynch, which data is based on financial data at or for the quarter ended December 31, 1999, earnings estimates from First Call as of February 3, 2000, and market prices as of February 3, 2000. The calculations of price-to-2000 and price-to-2001 First Call estimated earnings per share are based on estimated earnings per share calculated in accordance with generally accepted accounting principles.

                                                                                    First
                                                                                    Call
                          Price/    Price/                                Price/  Projected   2000
                           2000      2001     Price/    Price/   Price/   Stated  Five-Year  Price
                         Estimated Estimated   2000      2001    Stated  Tangible    EPS    Earnings
                           GAAP      GAAP    Estimated Estimated  Book     Book    Growth    Growth
                            EPS       EPS    Cash EPS  Cash EPS  Value    Value     Rate     Ratio
                         --------- --------- --------- --------- ------  -------- --------- --------
Merrill Lynch Selected
 Company Average........   10.92x     9.81x    10.26x     9.35x    1.94x    2.29x   11.0%     106%

BB&T....................   12.90     11.49     12.20     10.94     2.95     3.64    12.0       96%

Imputed Average Value
 Per Share Based on
 Selected Company Data..  $24.13    $24.34    $23.97    $24.37   $18.74   $17.93

  No company or transaction used in the comparable company analyses described above is identical to One Valley, BB&T, the pro forma combined company, or the merger, as the case may be. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading, or other values of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

  Returns Analysis--BB&T. Merrill Lynch compared selected returns information with regard to BB&T to the corresponding data for the S&P Regional Bank Index and the S&P 500. The following table compares selected returns data of BB&T with corresponding data for the S&P Regional Banks Index and the S&P 500. This data has been adjusted for stock splits and the reinvestment of dividends in the stock:

                                                 Two-Year  Three-Year Five-Year
                                      One-Year  Annualized Annualized Annualized
                                       Return     Return     Return     Return
                                      --------  ---------- ---------- ----------
BB&T.................................  (20.74)%   (0.85)%    16.64%     24.43%
S&P Regional Bank Index..............  (14.04)    (6.71)      5.34      18.08
S&P 500..............................   12.01     19.02      21.90      24.34

  Merrill Lynch's analysis further revealed that BB&T's seven-year annualized return was 17.6% and its ten-year annualized return was 17.2%.

  Break-Even Returns Analysis. Merrill Lynch also performed a break-even returns analysis to estimate a range of the compound annual growth rate in earnings required from 2000 to 2005 that would be necessary to achieve a future stock price in five years the present value of which would be equal to the per share offer value of $36.48 contemplated in the merger. In performing this analysis, Merrill Lynch applied terminal year multiples of 11.0x and 12.0x to forward GAAP earnings. Merrill Lynch then discounted these terminal values back to December 31, 1999 using a discount rate of 14%. This analysis also assumed that dividends received would be reinvested in One Valley common stock, and further assumed that One Valley's current multiple to current earnings per share was 10.5x.

  Based on this analysis, Merrill Lynch determined that One Valley would need to generate between 14% and 16% compound annual growth rate in earnings for a five-year period to provide shareholders with the value consistent with the $36.48 per share contemplated in the merger.

  Pro Forma Financial Impact. Based on an exchange ratio of 1.28, Merrill Lynch also analyzed the pro forma per share financial impact of the merger on
(1) BB&T's and One Valley's earnings per share for 2000 and 2001, (2) BB&T's book value per share and tangible book value per share, and (3) One Valley's dividend payments.

  Merrill Lynch's analysis of the impact of the merger on BB&T's and One Valley's estimated earnings per share for both 2000 and 2001 was based on consensus First Call earnings estimates and estimated pre-tax synergies of $38.5 million in 2001 (which included $2.7 million of capital leverage), as well as management's estimated earnings per share of $2.50 in 2000 for One Valley.

  The analyses performed indicated that, on a per share basis, the merger would not affect BB&T's estimated earnings per share in 2000 and would be accretive to One Valley's estimated earnings per share in 2000 based on First Call and management estimates. The analysis further revealed that, on a per share basis, the merger would be accretive to BB&T's and One Valley's estimated earnings per share in 2001 based on First Call and management estimates for One Valley.

  The analyses performed also indicated that the merger would be accretive to BB&T's book value per share and further indicated that the merger would be accretive to BB&T's tangible book value per share, in each case as of the completion of the merger. The book value per share and tangible book value per share analyses included the impact of an estimated pre-tax restructuring charge equal to $57.8 million. Merrill Lynch's analysis further indicated that the amount of dividends payable to One Valley shareholders would increase by 5.1% as a result of the merger.

  The actual operating and financial results achieved by the pro forma combined company may vary from projected results and variations may be material as a result of business and operational risks, the timing, amount and costs associated with achieving cost savings and revenue enhancements, as well as other factors.

  One Valley retained Merrill Lynch based upon its experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Merrill Lynch is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

  In addition, in the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of One Valley and BB&T for their own account and/or the accounts of their respective customers, and, accordingly, may at any time hold long or short positions in these securities. In the past two years, Merrill Lynch has provided to One Valley financial advisory, investment banking and other services unrelated to the proposed merger and has received fees for the rendering of these services. Merrill Lynch may provide these types of services to the combined company in the future and receive fees for those services.

  Pursuant to a letter agreement between One Valley and Merrill Lynch, dated as of January 20, 2000, One Valley agreed to pay Merrill Lynch for financial advisory services rendered through the closing of the merger (1) a fee of $50,000 payable upon the execution of the letter agreement, (2) a transaction fee of $1,500,000 contingent upon and payable upon the execution of either an agreement in principle, a letter of intent or a definitive agreement by One Valley to effect a business combination, and (3) a fee equal to 0.50% of the aggregate purchase price paid in such business combination, payable in cash if and when such business combination is completed. Any fees paid to Merrill Lynch under items (1) and (2) will be credited against any fees payable under item (3). One Valley also agreed, among other things, to reimburse Merrill Lynch for certain expenses incurred in connection with the services provided by Merrill Lynch and to indemnify Merrill Lynch and its affiliates from and against certain liabilities and expenses, which may include certain liabilities under federal securities laws, in connection with its engagement.

Exchange Ratio

  In the merger, each share of One Valley common stock outstanding when the merger becomes effective (other than shares held by shareholders who have properly exercised their dissenters' rights) will be converted into the right to receive 1.28 shares of BB&T common stock.

  You should be aware that the actual market value of a share of BB&T common stock when the merger becomes effective and at the time certificates for those shares are delivered following surrender and exchange of your certificates for shares of One Valley common stock may be more or less than the closing price per share of BB&T common stock at any other time. You are urged to obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/prospectus. See "Summary--Comparative Market Prices and Dividends" on page .

  No fractional shares of BB&T common stock will be issued in the merger. If you would otherwise be entitled to a fractional share of BB&T common stock in the merger, you will be paid an amount in cash determined by multiplying the fractional part of the share of BB&T common stock by the closing price per share of BB&T common stock on the NYSE at 4:00 p.m. eastern time on the date that the merger becomes effective as reported on NYSEnet.com or, if not reported on NYSEnet.com, another authoritative source.

Exchange of One Valley Stock Certificates

  When the merger becomes effective, by virtue of the merger and without any action on the part of One Valley or the One Valley shareholders, shares of One Valley common stock (other than shares held by shareholders who have properly exercised their dissenters' rights) will be converted into and will represent the right to receive, upon surrender of the certificate representing such shares as described below, whole shares of BB&T common stock and cash instead of any fractional share interest. Promptly after the merger becomes effective, BB&T will deliver or mail to you a form of letter of transmittal and instructions for surrender of your One Valley stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions and any other documents as may be reasonably requested, BB&T will promptly deliver to you the merger consideration to which you are entitled.

  You should not send in your stock certificates until you receive the letter of transmittal and instructions.

  Until surrendered as described above, each outstanding One Valley stock certificate (other than certificates of shareholders who have properly exercised their dissenters' rights) will be deemed at the time the merger becomes effective to represent for all purposes only the right to receive the merger consideration and any declared and unpaid dividends thereon. No interest will be paid or accrued on any cash payable for fractional shares as part of the merger consideration upon the surrender of the certificate or certificates representing shares of One Valley common stock. With respect to any One Valley stock certificate that has been lost or destroyed, BB&T will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares in question. After the time that the merger becomes effective, One Valley's transfer books will be closed and no transfer of the shares of One Valley common stock outstanding immediately prior to the effective time will be made on BB&T's stock transfer books.

  BB&T will pay any dividends or other distributions with a record date before the time that the merger becomes effective that have been declared or made by One Valley in respect of shares of One Valley common stock in accordance with the terms of the merger agreement and that remain unpaid when the merger becomes effective, unless the effective time occurs prior to the record date for BB&T's dividend payable in the third quarter of 2000, in which case the former One Valley shareholders would receive BB&T's dividend rather than One Valley's dividend.

  To the extent permitted by law, you will be entitled to vote after the merger at any meeting of BB&T shareholders the number of whole shares of BB&T common stock into which your shares of One Valley common stock are converted, regardless of whether you have exchanged your One Valley stock certificates for BB&T stock certificates. Whenever a dividend or other distribution is declared by BB&T on the BB&T common stock, the record date for which is after the effective time, the declaration will include dividends or other distributions on all shares of BB&T common stock issuable pursuant to the merger agreement. After the thirtieth day after the effective time, no dividend or other distribution that becomes payable to the holders of record of BB&T common stock will be delivered to you until you surrender your One Valley stock certificate for exchange as described above. Upon surrender of your One Valley stock certificate, both the BB&T common stock certificate and any undelivered dividends and cash payments payable under the merger agreement (without interest) will be delivered and paid to you with respect to each share of One Valley common stock represented by your certificate.

The Merger Agreement

 Effective Date and Time of the Merger

  The merger agreement provides that the closing of the merger will take place on the business day designated by BB&T that is within 30 days following the satisfaction of the conditions to the completion of the merger, or a later date mutually acceptable to the parties. The effective time will occur at the time and date specified in the articles of merger to be filed with the Secretary of State of North Carolina and the Secretary of State of West Virginia. It is currently anticipated that the filing of the articles of merger will take place as soon as practicable following the date on which the merger agreement and plan of merger is approved by the One Valley shareholders and all other conditions to the respective obligations of BB&T and One Valley to complete the merger have been satisfied. If the merger is approved at the meeting, it is currently anticipated that the filing of the articles of merger and the effective time will occur during the third quarter of 2000.

 Conditions to the Merger

  The obligations of BB&T and One Valley to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the effective time:

  . all corporate action necessary to authorize the performance of the merger agreement and plan of merger must have been duly and validly taken, including the approval of the shareholders of One Valley of the merger agreement and plan of merger;

  . BB&T's registration statement on Form S-4 relating to the merger (including any post-effective amendments) must be effective under the Securities Act of 1933, as amended, no proceedings may be pending or, to BB&T's knowledge, threatened by the SEC to suspend the effectiveness of the registration statement and the BB&T common stock to be issued in the merger must either have been registered or exempt from registration under applicable state securities laws;

  . the parties must have received all regulatory approvals required in connection with the transactions contemplated by the merger agreement, all notice periods and waiting periods required with respect to the approvals must have passed and all approvals must be in effect; and

  . neither BB&T nor One Valley nor any of their respective subsidiaries may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits completion of the transactions provided in the merger agreement.

  The obligations of One Valley to carry out the transactions in the merger agreement are also subject to the satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by One Valley:

  . BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement;

  . the shares of BB&T common stock to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance;

  . One Valley must have received closing certificates from BB&T to the effect that certain conditions to the merger have been satisfied; and

  . One Valley must have received an opinion of its legal counsel, Sullivan & Cromwell, subject to customary assumptions and representations, substantially to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

  In addition, all representations and warranties made by BB&T in the merger agreement will be evaluated as of the date of the merger agreement and at the time the merger becomes effective as though made at that time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by One Valley. There must not be any inaccuracies in the representations and warranties of BB&T in the merger agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a material adverse effect on BB&T.

  The obligations of BB&T to carry out the transactions in the merger agreement are also subject to satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by BB&T:

  . no regulatory approval may have imposed any condition or requirement that, in the reasonable opinion of the BB&T Board, would so materially adversely affect the business or economic benefits to BB&T of the transactions in the merger agreement as to render the consummation of such transactions inadvisable or unduly burdensome; provided that any condition or requirement does not relate principally to any regulatory violation or other failure on the part of BB&T or a divestiture requirement that is consistent with regulatory precedent;

  . One Valley must have performed in all material respects all of its obligations and complied in all material respects with all of its covenants required by the merger agreement;

  . BB&T must have received closing certificates from One Valley to the effect that certain conditions to the merger have been satisfied;

  . BB&T must have received letters from Arthur Andersen LLP, dated as of the filing of the registration statement and as of the effective time, to the effect that the merger will qualify for pooling-of-interests accounting treatment as in effect on the date of the merger agreement; and

  . BB&T must have received an opinion of BB&T's legal counsel, Womble Carlyle Sandridge & Rice, PLLC, in form and substance satisfactory to BB&T, substantially to the effect that the merger will constitute one or more reorganizations under Section 368 of the Internal Revenue Code of 1986, as amended, and that the shareholders of One Valley will not recognize any gain or loss to the extent that they exchange shares of One Valley common stock for shares of BB&T common stock.

  In addition, all representations and warranties made by One Valley in the merger agreement will be evaluated at the date of the merger agreement and at the time the merger becomes effective as though made on and at that time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by BB&T. The representations and warranties of One Valley regarding ownership of its subsidiaries, the shareholder vote required to approve the merger, actions taken to exempt the merger from any applicable anti-takeover laws, and the inapplicability to the merger of certain provisions of One Valley's articles of incorporation and One Valley's rights plan must be true and correct (except for inaccuracies that are immaterial in amount). In addition, there must not be any inaccuracies in any of the representations and warranties of One Valley in the merger agreement such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a material adverse effect on One Valley and its subsidiaries taken as a whole.

 Conduct of One Valley's and BB&T's Businesses Prior to the Effective Time of the Merger

  Except with the prior consent of BB&T, not to be unreasonably or arbitrarily withheld or delayed, before the effective time of the merger, neither One Valley nor any of its subsidiaries may:

  . carry on its business except in the ordinary course and in substantially the same manner as previously conducted, or establish or acquire any new subsidiary or engage in any new type of activity or expand any existing activities;

  . declare or pay any dividend or distribution on its capital stock, other than regularly scheduled quarterly dividends of $0.26 per share (subject to increase at the time and in an amount consistent with past practices) payable with respect to One Valley common stock on record dates consistent with past practice (except that, unless otherwise agreed, any dividend declared or payable in the quarterly period during which the effective time occurs may be declared with a record date before the effective time only if the normal record date for payment of the corresponding quarterly dividend on BB&T common stock is before the effective time);

  . issue any shares of capital stock, except pursuant to One Valley's Amended and Restated 1993 Incentive Stock Option Plan, 1983 Incentive Stock Option Plan, Mountaineer Bankshares Incentive Stock Option Plan, CSB Financial Corporation 1993 Incentive Stock Option Plan, CSB Financial Corporation 1993 Stock Option Plan for Outside Directors, or FFVA Financial Corporation Qualified and Non-Qualified Stock Option Plans for Directors, Senior Officer and Officers, in each case with respect to options outstanding as of the date of the merger agreement, or pursuant to the option granted to BB&T in connection with the merger agreement;

  . issue, grant or authorize any rights to acquire capital stock or effect any recapitalization, reclassification, stock dividend, stock split or similar change in capitalization, other than rights to acquire up to 175,000 shares of One Valley's capital stock granted under the stock option plans referenced in the previous paragraph in the ordinary course of business consistent with past practices;

  .  amend its articles of incorporation or bylaws;

  . impose or permit the imposition or existence of any lien, charge or encumbrance on any share of stock held by it in any One Valley subsidiary or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

  . merge with any other entity or permit any other entity to merge into it, acquire control over any other entity or dispose of any material amount of assets or acquire any material amount of assets, in each case other than in the ordinary course of its business consistent with past practices;

  . fail to comply in any material respect with any legal requirements applicable to it and to the conduct of its business;

  . increase the compensation of any of its directors, officers or employees (excluding increases resulting from the exercise of compensatory stock options), or pay or agree to pay any bonus or provide any new employee benefit or incentive, except for increases or payments made in the ordinary course of business consistent with past practice pursuant to existing plans or arrangements;

  . enter into or substantially modify (except as may be required by law) any employee benefit, incentive or welfare arrangement, or any related trust agreement, relating to any of its directors, officers or other employees (other than renewal of any of arrangement consistent with past practice);

  . solicit inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or substantially all the assets of or a substantial equity interest in, or any recapitalization, liquidation or dissolution involving or a business combination or other similar transaction with, One Valley or any One Valley subsidiary; or authorize any officer, director, agent or affiliate of One Valley or any One Valley subsidiary to do any of the foregoing; or fail to notify BB&T immediately if any such inquiry or proposal is received, any such information is requested or required or any such negotiations or discussions are sought to be initiated; provided, that none of the foregoing would apply to furnishing information to or to participating in negotiations or discussions with any party that has made, or that the One Valley Board determines in good faith is reasonably likely to make, a superior offer (as described below), if the One Valley Board determines in good faith, after consultation with outside legal counsel, that it should take such actions in light of its fiduciary duty to One Valley's shareholders;

  . enter into, other than as contemplated by the merger agreement, (a) any material agreement or commitment other than in the ordinary course, (b) any agreement, indenture or other instrument other than in the ordinary course relating to the borrowing of money by One Valley or a One Valley subsidiary or guarantee by One Valley or a One Valley subsidiary of any obligation, (c) any agreement or commitment relating to the employment or severance of a consultant or the employment, severance or retention in office of any director, officer or employee (except for the election of directors or the reappointment of officers in the normal course) or
     (d) any contract, agreement or understanding with a labor union;

  . change its lending, investment or asset liability management policies in any material respect, except as required by applicable law, regulation or directives, and except that, after approval of the merger agreement and the merger by the One Valley shareholders and after receipt of the requisite regulatory approvals for the transactions contemplated by the merger agreement, One Valley will cooperate in good faith with BB&T to adopt policies, practices and procedures consistent with those utilized by BB&T, effective at or before the effective time;

  . change its methods of accounting in effect at December 31, 1998 in any material respect, except as required by changes in accounting principles agreed with by BB&T, or change any of its federal income tax reporting methods from those used in the preparation of its tax returns for the year ended December 31, 1998, except as required by changes in law;

  . incur any commitments for capital expenditures or obligations to make capital expenditures in excess of $250,000 for any one expenditure or $1,000,000 in the aggregate; provided, that commitments or obligations in place prior to the date of the merger agreement will not be counted towards these thresholds;

  . incur any material indebtedness other than deposits from customers, advances from the Federal Home Loan Bank or Federal Reserve Bank and reverse repurchase arrangements, in each case in the ordinary course of business;

  . take any action that would or could reasonably be expected to (a) cause the merger not to be accounted for as a pooling of interests or not to constitute a tax-free reorganization as determined by BB&T, (b) result in any inaccuracy of a representation or warranty that would permit termination of the merger agreement or (c) cause any of the conditions to the merger to fail to be satisfied;

  . dispose of any material assets other than in the ordinary course of business; or

  .  agree to do any of the foregoing.

  A superior offer is a proposal or offer to acquire or purchase all or a substantial portion of the assets of or a substantial equity interest in, or to effect any recapitalization, liquidation or dissolution involving or a business combination or other similar transaction with, One Valley or any One Valley subsidiary (including, without limitation, a tender offer or exchange offer to purchase One Valley common stock):

  . that did not arise from or involve a breach or violation by One Valley of the merger agreement;

  . that the One Valley Board determines in its good faith judgment based, among other things, on advice of Merrill Lynch & Co., Inc. (or another investment banking firm of national standing), to be more favorable to the One Valley shareholders than the merger with BB&T; and

  . the financing for the implementation of which, to the extent required, is then committed or in the good faith reasonable judgment of the One Valley Board, based, among other things on advice of Merrill Lynch (or another investment banking firm of national standing), is capable of being obtained by the party making the proposal or offer.

  One Valley has also agreed:

  . to take such actions as may be reasonably necessary to modify the structure of the merger as long as the modification does not reduce the consideration to be received by One Valley shareholders, abrogate the covenants contained in the merger agreement or substantially delay the completion of the merger;

  . to cooperate with BB&T concerning accounting and financial matters necessary to facilitate the merger and One Valley's lending, investment and asset/liability management policies;

  . to keep BB&T advised of all material developments relevant to its business prior to completion of the merger; and

  .  to provide BB&T access to One Valley's books and records.

  Except with the prior consent of One Valley, not to be arbitrarily or unreasonably withheld or delayed, before the effective time, neither BB&T nor any subsidiary of BB&T may take any action (or in the case of the first bullet point below, fail to take any action) that would or might be expected to

  . cause the merger not to constitute a pooling of interests or a tax-free reorganization,

  . result in any inaccuracy of a representation or warranty that would allow for termination of the merger agreement,

  . cause any of the conditions precedent to the transactions contemplated by the merger agreement to fail to be satisfied;

  . exercise the option agreement executed concurrently with the merger agreement other than in accordance with its terms or dispose of shares of One Valley common stock acquired under that agreement other than in accordance with its terms; or

  . fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

  BB&T has also agreed to keep One Valley advised of all material developments relevant to its business prior to completion of the merger.

 Possible Alternative Merger Structure

  As permitted by the merger agreement, BB&T and One Valley may change the structure of the merger in a manner that would not reduce the exchange ratio or the payment terms for fractional shares of BB&T common stock that would otherwise be issuable in the merger.

 Waiver; Amendment; Termination; Expenses

  Except with respect to any required regulatory approval or other condition imposed by law, BB&T or One Valley may at any time (whether before or after approval of the merger agreement and plan of merger by the One Valley shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive (a) any inaccuracies of the other party in the representations or warranties contained in the merger agreement, plan of merger or any document delivered pursuant thereto, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement or plan of merger or (c) the performance by the other party of any of its obligations set out in the merger agreement or plan of merger. The parties may also mutually amend or supplement the merger agreement in writing at any time. However, no extension, waiver, amendment or supplement which would reduce either the exchange ratio or the payment terms for fractional interests to be provided to holders of One Valley common stock upon completion of the merger will be made after the One Valley shareholders approve the merger agreement and plan of merger.

  If any of the conditions to the obligation of either party to complete the merger is not fulfilled, that party will consider the materiality of such nonfulfillment. In the case of the nonfulfillment of a condition to One Valley's obligations, One Valley will, if it determines it appropriate under the circumstances, resolicit shareholder approval of the merger agreement and plan of merger and provide appropriate information concerning the obligation that has not been satisfied.

  The merger agreement may be terminated, and the merger may be abandoned:

  . at any time before the effective time, by the mutual consent in writing of BB&T and One Valley;

  . at any time before the effective time, by either party in writing (a) in the event of a material breach by the other party of any covenant or agreement contained in the merger agreement or (b) in the event of an inaccuracy of any representation or warranty of the other party contained in the merger agreement that would provide the nonbreaching party the ability to refuse to complete the merger under the applicable standard in the merger agreement (see "--Conditions to the Merger"), and, in either case, if the breach or inaccuracy has not been cured by the earlier of 30 days following notice of the breach or inaccuracy to the party committing it or the effective time;

  . at any time before the effective time, by either party in writing, if any of the conditions precedent to the obligations of the other party to complete the transactions contemplated by the merger agreement cannot be satisfied or fulfilled before the effective time, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings;

  . at any time, by either party in writing, if any of the applications for prior regulatory approval are denied and the time period for appeals and requests for reconsideration has run;

  . at any time, by either party in writing, if the shareholders of One Valley disapprove the merger agreement and plan of merger at a meeting called and held for the purpose of voting on them;

  . at any time following October 1, 2000, by either party in writing, if the effective time has not occurred by the close of business on such date and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings;

  . at any time before the effective time, by BB&T or One Valley in writing, if the One Valley Board withdraws, modifies, conditions or refuses to make its recommendation to the One Valley shareholders that they vote to approve the merger agreement and plan of merger under circumstances permitted by the merger agreement; or

  . at any time before the effective time, by BB&T or One Valley in writing, if the One Valley Board authorizes One Valley management to enter into an agreement, plan or transaction to consummate a Superior Offer.

  If the merger agreement is terminated pursuant to any of the provisions described above, both the merger agreement and plan of merger will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality and payment of expenses will survive the termination and (b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy. The option agreement granted to BB&T in connection with the merger agreement will be governed by its own terms, and no termination of the merger agreement is to be interpreted as a consent by BB&T to any action or matter that would have the effect of diminishing or adversely affecting BB&T's rights under that option agreement.

  Each party will pay the expenses it incurs in connection with the merger agreement and the merger, except that printing expenses and SEC filing fees incurred in connection with the registration statement and this proxy statement/prospectus will be paid 50% by BB&T and 50% by One Valley.

Interests of Certain Persons in the Merger

  Certain members of One Valley's management have interests in the merger that are in addition to their interests as One Valley shareholders. The One Valley Board was aware of these factors and considered them, among other matters, in approving the merger agreement and the merger.

 Employment Agreements

  In connection with the merger, four senior executives of One Valley and Branch Banking and Trust Company, BB&T's North Carolina banking subsidiary (BB&T-NC), agreed to employment agreements. Each of J. Holmes Morrison and Phyllis H. Arnold entered into a five-year agreement, and each of Frederick H. Belden and Laurance G. Jones entered into a three-year agreement. BB&T-NC also expects to enter into a three-year employment agreement with up to sixteen additional One Valley executives.

  The employment agreements for the senior executives, will become effective only when the merger is completed and provide that:

  . Mr. Morrison will become, for two years or, at his election, a shorter time to be not less than one year, Chairman and Chief Executive Officer of West Virginia operations and an Executive Vice President of BB&T-NC and will receive an annual base salary at least equal to $510,000 and an annual bonus under BB&T's short-term incentive plan at least equal to $300,000 and, for the balance of the term, will become Chairman of the West Virginia Board of Advisors and will receive a base salary at least equal to $300,000 and an annual bonus at least equal to $100,000;

  . Ms. Arnold will become President and Chief Operating Officer of West Virginia operations, President of BB&T's regional community bank in Charleston, West Virginia and an Executive Vice President of BB&T-NC and will receive an annual base salary at least equal to $290,000 and an annual bonus under BB&T's short-term incentive plan at least equal to $135,000;

  . Mr. Belden will become an Executive Vice President of BB&T-NC and will receive an annual base salary at least equal to $220,000 and an annual bonus under BB&T's incentive short-term plan at least equal to $95,000; and

  . Mr. Jones will become an Executive Vice President of BB&T-NC and will receive an annual base salary at least equal to $230,000 and an annual bonus under BB&T's incentive short-term plan at least equal to $95,000.

  In addition, BB&T has agreed to pay the four senior executives the following conditional amounts upon the successful completion of the designated tasks

  . if the merger is consummated, Mr. Morrison will receive $425,000, Ms. Arnold will receive $200,000, Mr. Belden will receive $135,000 and Mr. Jones will receive $176,000, payable within five days;

  . if the conversion of the M&I Data Services systems of One Valley to the computer systems of BB&T-NC is substantially completed, Mr. Morrison will receive $575,000, Ms. Arnold will receive $300,000, Mr. Belden will receive $200,000 and Mr. Jones will receive $261,000, payable not later than the end of the calendar quarter in which the conversion is substantially completed;

  . upon the earlier to occur, if at all, of (x) the date that the integration of One Valley's West Virginia support, administrative and back office functions, including any that are relocated by BB&T from another area, with the corresponding BB&T functions is substantially completed, and (y) 90 days after One Valley's West Virginia banks are merged into a BB&T entity, Mr. Morrison will receive $575,000, Ms. Arnold will receive $300,000, Mr. Belden will receive $200,000 and Mr. Jones will receive $261,000, payable not later than the end of the calendar quarter in which the integration is completed, in the case of
     (x), or the end of the calendar quarter in which the 90th day falls, in the case of (y); and

  . upon the earlier to occur, if at all, of (x) the date that the development of a plan to create and enhance BB&T's brand identity within One Valley's market area is substantially completed and the implementation of the plan begun, including but not limited to the implementation of programs for BB&T advisory boards in West Virginia to increase BB&T's name recognition and to market BB&T's services, and (y) 180 days after One Valley's Virginia banks are merged into a BB&T entity, Mr. Morrison will receive $225,000, Ms. Arnold will receive $90,000, Mr. Belden will receive $50,000 and Mr. Jones will receive $76,000, payable no later than the end of the calendar quarter in which such tasks are completed, in the case of (x), or the end of the calendar quarter in which the 180th day falls, in the case of (y).

  If, prior to completion of any one or more of the above tasks, one of the four senior executives dies, or the employment of a senior executive is terminated by BB&T-NC because of his or her disability or for just cause (as that term is defined in the employment agreements), or by a senior executive other than for good reason (as that term is defined in the employment agreements), the terminated senior executive will not be entitled to receive the conditional payment corresponding to any uncompleted task. If the employment of a senior executive with BB&T-NC terminates for any other reason, the senior executive will continue to be entitled to receive the conditional payments upon completion of any uncompleted task. The conditional payments will be deemed compensation for income tax purposes but will not be deemed compensation or otherwise taken into account for purposes of determining benefits or contributions under any retirement or other plan, program or arrangement of BB&T-NC. Good reason includes, among other things, involuntary relocation of the senior executive more than 30 miles from Charleston, West Virginia, or termination of the employment of a senior executive (other than for just cause) within 30 days of a change in control of BB&T.

  Each of the executives' employment agreements provides for him or her to be
      [to be updated], to maintain his or her employment title immediately preceding the merger until a date selected by BB&T to be not later than the time that the last of One Valley's banking subsidiaries is merged into BB&T or a BB&T subsidiary, to receive a base salary at least equal to his or her base salary as of April 1, 2000, subject to an annual review, and to participate in BB&T's short-term incentive plan on the same basis as similarly situated officers of BB&T, subject to an equitable adjustment by BB&T to avoid duplication with any bonus earned under One Valley's cash bonus program in any year.

  All of the employment agreements provide for the granting of stock options annually in accordance with BB&T's 1995 Omnibus Stock Incentive Plan or a successor plan. Options granted to each of the four senior executives during the term of their respective employment agreements will have a value equal to 42% of base salary and will vest and become immediately exercisable upon his or her death or disability consistent with the terms of that BB&T plan. Options granted to the executives will be granted on the same basis as similarly situated officers of BB&T and will be equitably adjusted by BB&T to avoid duplication with options to acquire One Valley shares granted prior to the merger and during the one-year period ending on the first BB&T grant date.

  The employment agreements further provide that the senior executive or executive will receive, on the same basis as other similarly situated officers of BB&T-NC, employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, dental, life and accident insurance and similar indirect compensation that may be extended to similarly situated officers, such benefits to commence as of a date determined by BB&T to be not later than January 1 following the effective time of the merger of the last of One Valley's bank subsidiaries is merged into BB&T or one of its subsidiaries. Mr. Morrison will also receive perquisites on the same basis as similarly situated officers of BB&T-NC. Until the date that BB&T's benefits commence, One Valley plans that provide benefits of the same type or class as a corresponding BB&T plan will continue in effect for the senior executives and executives. In addition, the employment agreements for each of the four senior executives provide that he or she will be entitled to receive a supplemental retirement benefit that is at least equal to the benefit provided under the One Valley Supplemental Executive Retirement Plan
(SERP) as in effect immediately prior to the effective time of the merger, without regard to any termination of the One Valley SERP prior to or after that time, and to elect to defer compensation in accordance with the terms of the BB&T deferred compensation plan. In addition, from and after the effective time of the merger, the four senior executives will be entitled to participate in the BB&T Corporation Non-Qualified Defined Benefit Plan (BB&T SERP) taking into account their service and compensation after the effective time of the merger.

  The employment agreements further provide that, if a senior executive or executive terminates his or her employment for good reason or if BB&T-NC terminates his or her employment other than for just cause or, solely in the case of Mr. Morrison, because of his disability, and if he or she complies with certain noncompetition provisions:

  . in the case of Mr. Morrison, he will be entitled to receive annual termination compensation equal, if the termination occurs prior to the time that his duties change as described above, to $810,000 until the second anniversary following the effective time of the merger and $400,000 thereafter until the end of the original five-year term; and, if the termination occurs after the time that his duties change as described above, to $400,000 until the end of the original five-year term, plus in either case any payment due under the SERP, payable at such times as salary would be payable in accordance with the agreement;

  . in the case of Ms. Arnold, she will be entitled to receive annual termination compensation equal to the highest amount of cash compensation (including bonuses and other cash-based benefits, whether or not deferred, but excluding any conditional payments) received during any of the three calendar years immediately preceding the termination for the period commencing on the date of the termination and ending at the end of the original five-year term of the agreement, plus any payment due under the SERP, payable at such times as salary would be payable in accordance with the agreement;

  . in the case of each of Messrs. Belden and Jones, he will be entitled to receive annual termination compensation equal to the highest amount of cash compensation (including bonuses and other cash-based benefits, whether or not deferred, but excluding any conditional payments) received during any of the three calendar years immediately preceding the termination for the period commencing on the date of the termination and ending at the end of the original three-year term of the agreement, plus any payment due under the SERP, payable at such times as salary would be payable in accordance with the agreement;

  . in the case of each of the other sixteen executives, he or she will be entitled to receive termination compensation equal to the greater of (x) an annual amount equal to the highest amount of cash compensation (including bonuses and other cash-based benefits, whether or not deferred) received during any of the three calendar years immediately preceding the termination for the period commencing on the date of the termination and ending at the end of the original three-year term of the agreement, payable at such times as salary would be payable in accordance with the agreement, or (y) a lump sum equal to two times the highest amount of cash compensation (including bonuses and other cash-based benefits, whether or not deferred) received during any of the three calendar years immediately preceding the termination, payable within 30 days following the termination.

  . in the case of some of the sixteen executives to be specified by One Valley with the consent of BB&T, he or she will also be entitled to receive a retirement benefit equal to (i) the benefit which would have been paid to him or her under the current One Valley Bancorp Retirement Plan based on the total number of years of service he or she would have accumulated at age fifty-five if employment had not terminated (not to exceed the difference between 87 and his or her age) reduced by (ii) the aggregate present value of actual benefits paid or payable under the One Valley retirement plan and BB&T's pension plan, payable at the same time or times as the executive's retirement benefit under the One Valley plan if he or she is entitled to a retirement benefit thereunder at the time retirement benefits commence or, if not, under BB&T's pension plan.

  Each of the four senior executives and each executive will continue to receive health insurance coverage and other group employee benefits from, and to participate in retirement plans of, BB&T-NC on the same terms as were in effect before the termination, either under BB&T-NC's plans or comparable coverage, during the time payments of termination compensation are made. In addition, BB&T will use its best efforts to accelerate vesting of any nonvested benefits under any employee stock-based or other benefit plan or arrangement to the extent permitted by the plan or arrangement. Also, in the case of Mr. Morrison, if the termination compensation becomes due as a result of a termination because of disability, it shall be equitably offset by BB&T by the amount paid to him under any disability insurance plan.

  The employment agreements for the senior executives also provide that:

  . if his or her employment is terminated because of disability or other than for just cause or for good reason (or, in the case of Ms. Arnold, by her), and he or she has attained age fifty-five (or, in the case of Ms. Arnold and Mr. Jones, age fifty) with ten years of service with BB&T-NC (or any of its affiliates), or any predecessor or successor of BB&T-NC (including One Valley), the senior executive will be eligible to receive retiree medical benefits from BB&T-NC at the conclusion of any other benefit coverage provided for in the agreement; and

  . if it is determined that any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) to a senior executive (determined without regard to any additional payments described in this sentence) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, or any interest or penalties are incurred by a senior executive with respect to the excise tax, then BB&T-NC will pay to the senior executive (or to the Internal Revenue Service on behalf of the senior executive) an additional payment in an amount sufficient to pay the excise tax (and any interest or penalties) plus an additional amount to satisfy any tax (interest or penalties) due on the amount so paid; provided, that, if the payment triggering the excise tax would not trigger the excise tax if reduced by 10% or less, then the payment will be reduced by the minimum amount necessary to avoid triggering the excise tax. By contrast, with respect to the sixteen executives, any payment that would trigger the excise tax would be reduced by the minimum amount necessary to avoid doing so, without regard to the 10% limit.

  Where BB&T-NC is referred to in this section as employer, the reference also includes any other BB&T affiliate that employs the senior executive or executive. The employment agreements will supersede the existing employment agreements and change of control arrangements of the employees with One Valley or its subsidiaries.

 BB&T Board of Directors and Executive Committee; BB&T-NC Board of Directors; Advisory Boards

  Following the closing of the merger: Mr. Morrison and        will be named
to the BB&T Board of Directors, each to serve for so long as he is elected and qualifies, subject to the right of removal for cause; Mr. Morrison will be named to BB&T's Executive Committee; and Ms. Arnold will be named to BB&T-NC's Board of Directors to serve for until its next annual meeting and thereafter for so long as she is elected and qualifies, subject to the right of removal for cause.

  Following the closing of the merger, each member of the One Valley Board will be offered a position on BB&T's Advisory Board for West Virginia and, for at least two years after the merger, will receive annual fees not less than those that he or she was receiving as a member of the One Valley Board as of January 1, 2000. These advisory board members will thereafter receive fees in accordance with BB&T's standard schedule of advisory board service fees. For two years following the merger, none of these advisory board members will be prohibited from serving because he or she has reached the maximum age for advisory board service (currently age 70).

  Each member of the respective boards of directors of the One Valley banking subsidiaries will be offered a position on BB&T's advisory board for that bank's market area effective as of a date determined by BB&T to be, with respect to each One Valley banking subsidiary, not later than January 1 following the end of the calendar year in which it is merged into BB&T or a BB&T subsidiary. In addition, following the closing of the merger, R. Marshall Evans, Jr. will be offered a position on BB&T's Advisory Board for the State of Georgia. These advisory board members will receive fees in accordance with BB&T's standard schedule of advisory board service fees.

  Notwithstanding the foregoing, only persons who have executed a noncompetition and nonsolicitation agreement reasonably acceptable to BB&T will be eligible to serve on an advisory board, and no fees will be paid to any member of any advisory board who is also an employee of BB&T or an affiliate of BB&T.

 Indemnification of Directors and Officers

  The merger agreement provides that BB&T or one of its subsidiaries will maintain for three years after the effective time directors' and officers' liability insurance covering directors and officers of One Valley for acts or omissions occurring before the effective time. This insurance will provide at least the same coverage and amounts as contained in One Valley's policy on the date of the merger agreement, unless the annual premium on the policy would exceed 175% of the annual premium payments on One Valley's policy, in which case BB&T would maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to that amount. BB&T has also agreed to indemnify all individuals who are or have been officers, directors or employees of One Valley or a One Valley subsidiary prior to the effective time of the merger from any acts or omissions in such capacities prior to the effective time, to the fullest extent lawful. If BB&T or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity, or transfers all or substantially all of its assets to any entity, then and in each case, BB&T will make proper provision so that the successors or assigns of BB&T shall assume the obligations described in this paragraph.

 Other Information regarding Directors, Executive Officers and Significant Shareholders

  Information concerning One Valley's directors and officers, executive compensation and ownership of common stock by management and principal shareholders is contained in One Valley's Annual Report on

Form 10-K for the fiscal year ended December 31, 1999 [to be filed prior to the effective date of this proxy statement/prospectus] and is incorporated herein by reference. See "Where you can Find More Information" on page .

Rights of Dissenting Shareholders

  The following is a summary of the steps you must take to perfect your dissenters' rights under West Virginia law. This summary may not contain all information that is important to you, and we refer you to Sections 31-1-122 and 31-1-123 of the West Virginia Business Corporation Act, which are attached in full as Appendix B to this proxy statement/prospectus. You are urged to read Appendix B in its entirety.

  Pursuant to the provisions of the WVCA, if the merger is consummated, any shareholder of record of One Valley who objects to the merger and who complies with Sections 31-1-122 and 31-1-123 of the WVCA will be entitled to demand and receive payment in cash of an amount equal to the fair value of all or any portion of his or her shares of One Valley common stock. For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters' rights, the fair value of a dissenting shareholder's shares of One Valley common stock will be determined as of the day prior to the date on which the shareholder vote was taken with regard to the merger agreement and plan of merger, excluding any appreciation or depreciation in anticipation of the merger.

  Any One Valley shareholder desiring to receive payment of the fair value of his or her One Valley common stock must:

  . deliver to the Secretary of One Valley, prior to the shareholder vote on the merger agreement and plan of merger, a written objection to the merger agreement and plan of merger;

  . not vote his or her shares in favor of the merger agreement and plan of merger;

  . within ten days after the date on which the vote is taken, make written demand on One Valley for payment of the fair value of his or her shares; and

  . within twenty days after demanding payment, submit his or her One Valley stock certificates for notation that a demand has been made.

  Any shareholder making a demand within the above-referenced ten-day period will thereafter be entitled only to payment for the fair value of the shares and will not be entitled to vote or to exercise any other rights as a shareholder, and any shareholder failing to make a timely demand will be bound by the terms of the merger.

  Failure of a shareholder to submit his or her One Valley certificates within the above-referenced 20-day period will, at the option of One Valley (or BB&T, as successor to One Valley), terminate his or her rights under Section 31-1-123 of the WVCA unless a court of general civil jurisdiction, for good and sufficient cause shown, otherwise directs.

  All written communications from shareholders with respect to the exercise of dissenters' rights should be mailed before the effective time of the merger to One Valley Bancorp, Inc., One Valley Square, Summers and Lee Streets, Post Office Box 1793, Charleston, West Virginia 25326, Attention: Secretary and after the effective time of the merger to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina 27101, Attention: General Counsel and Secretary. Under the WVCA, if you wish to dissent from the merger, it is not sufficient merely to vote against, to abstain from voting or to fail to vote on the proposal to approve the merger agreement and plan of merger. You must also comply with the conditions relating to the separate written notice of objection to the merger, the separate written demand for payment of the fair value of shares of One Valley common stock and the deposit of the stock certificates.

  Within ten days after the merger, BB&T (as successor to One Valley) will give written notice to each dissenting shareholder who has made a demand for payment, including an offer to pay a specified price deemed by BB&T (as successor to One Valley) to be the fair value of such shares. The notice and offer will be accompanied by a balance sheet of One Valley, as of the latest available date and not more than 12 months prior to making such offer, and a profit and loss statement for the 12-month period ended on the date of the balance sheet.

  If, within 30 days after the merger, the dissenting shareholder and BB&T (as successor to One Valley) agree on the fair value of his or her One Valley shares, payment will be made by BB&T within 90 days after the merger. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in the shares. If, within the 30-day period after the merger, the dissenting shareholder and BB&T do not agree upon the fair value of such shares, then, within 30 days after receipt of written demand from the dissenting shareholder (which written demand must be given within 60 days after the merger), or otherwise within the 60-day period at its own election, BB&T will file a complaint in a court of general civil jurisdiction requesting that the fair value of such shares be found and determined. The complaint will be filed in any court of general civil jurisdiction in Kanawha County, West Virginia. If BB&T fails to institute the proceedings, any dissenting shareholder may do so in the name of BB&T. All dissenting shareholders, wherever residing, may be made parties to the proceedings as an action against their shares quasi in rem. A copy of the complaint will be served on each dissenting shareholder who is a resident of West Virginia in the same manner as in other civil actions. Dissenting shareholders who are nonresidents of West Virginia will be served a copy of the complaint by registered or certified mail, return receipt requested. In addition, service upon such nonresident shareholders shall be made by publication, as provided in Rule 4(e)(2) of the West Virginia Rules of Civil Procedure. All shareholders who are parties to the proceeding will be entitled to judgment against BB&T for the amount of the fair value of their shares.

  In any such proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision as to fair value. The appraisers will have the power and authority as specified in the order of their appointment or any subsequent appointment. The judgment will be payable only upon and concurrently with the surrender to BB&T of the certificates representing such shares. Upon payment of the judgment, the dissenting shareholder will cease to have any interest in such shares. The judgment will include an allowance for interest at a rate as the court may find to be fair and equitable in all the circumstances, from the date on which the vote was taken on the merger to the date of payment.

  The costs and expenses of any such proceeding will be determined by the court and will be assessed against BB&T (as successor to One Valley), but all or any part of such costs and expenses may be apportioned and assessed as the court may deem equitable against any or all of the dissenting shareholders who are parties to the proceeding to whom BB&T has made an offer to pay for the shares if the court finds that the action of such shareholders in failing to accept the offer was arbitrary or vexatious or not in good faith. Expenses will include reasonable compensation for the reasonable expenses of the appraisers, but will exclude the fees and expenses of counsel for and experts employed by any party; provided, that, if the fair value of the shares as determined materially exceeds the amount which BB&T offered to pay, or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court may determine to be reasonable compensation for any expert or experts employed by the shareholder in the proceeding. Any party to the proceeding may appeal any judgment or ruling of the court as in other civil cases.

  One Valley shareholders should note that cash paid to dissenting shareholders in satisfaction of the fair value of their shares will be recognized as gain or loss for federal income tax purposes. See "--Federal Income Tax Consequences of the Merger" on page .

  Any One Valley shareholder who has properly exercised the right to dissent as described above will have only the rights of a dissenting shareholder under the WVCA and will have no right to receive BB&T shares or cash instead of fractional shares in the merger. Any One Valley shareholder who withdraws a demand for payment as described above in accordance with the WVCA or who becomes ineligible for such payment will have the right to receive the BB&T shares, cash instead of fractional shares and accrued and unpaid dividends to the extent permitted by the merger agreement.

  Failure by a One Valley shareholder to follow the steps required by the WVCA for perfecting dissenters' rights may result in the loss of such rights. In view of the complexity of these provisions and the requirement that they be strictly complied with, if you are considering dissenting from the approval and adoption of the merger agreement and exercising your dissenters' rights under the WVCA, you should consult your legal advisors.

Regulatory Considerations

  One Valley and BB&T have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval from the Board of Governors of the Federal Reserve System and various state and other regulatory authorities, and have completed the filing of these applications and notifications prior to the date of this document. The merger cannot proceed in the absence of these regulatory approvals. There can be no assurance as to when these regulatory approvals will be obtained, that they will be obtained at all or, if obtained, that there will not be any litigation challenging them. There can likewise be no assurance that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if a challenge is made, there can be no assurance as to its result.

  One Valley and BB&T are not aware of any other material governmental approvals or actions that are required prior to the parties' consummation of the merger other than those described below. It is presently contemplated that if any additional governmental approvals or actions are required, they will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

  Federal Reserve Board. The merger is subject to approval by the Federal Reserve Board under the Bank Holding Company Act of 1956. BB&T has filed the required application with the Federal Reserve Board for approval of the merger. Assuming Federal Reserve Board approval, the merger may not be consummated until 30 days after such approval, during which time the Department of Justice may challenge the Merger on antitrust grounds. With the approval of the Federal Reserve Board and the Department of Justice, the waiting period may be reduced to no less than 15 days. If the United States Department of Justice were to commence an antitrust action, it would stay the effectiveness of Federal Reserve Board approval of the merger unless a court specifically orders otherwise. Failure of the Department of Justice to object to the merger may not prevent private persons or state attorneys general from filing antitrust actions.

  The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or that may have the effect in any section of the United States of substantially reducing competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

  In addition, in reviewing a transaction under the Bank Holding Company Act, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks. It will also consider the convenience and needs of the communities to be served, including the record of each of One Valley and BB&T under the Community Reinvestment Act of 1977 in meeting the needs of the communities they serve, including low- and moderate-income neighborhoods. As part of its consideration of these factors, we expect that the Federal Reserve Board will consider the regulatory status of One Valley and BB&T and the overall capital and safety and soundness standards established by and under the Federal Deposit Insurance Corporation Improvement Act of 1991.

  The Federal Reserve Board will furnish notice and a copy of the application for approval of the merger to the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the appropriate state regulatory authorities. These agencies have 30 days to submit their views and recommendations to the Federal Reserve Board, and the Federal Reserve Board must hold a public hearing if it receives a written recommendation of disapproval of the application. Furthermore, the Federal Reserve Board regulations require publication of notice of, and the opportunity for public comment on, the application submitted by BB&T for approval of the merger and, under certain circumstances, authorize the Federal Reserve Board to hold a public hearing or meeting.

  BB&T's right to exercise its option under the option agreement also requires the prior approval of the Federal Reserve Board, to the extent that the exercise of its option under the option agreement would cause BB&T to own more than 5% of the outstanding shares of One Valley. BB&T has filed the required application and notification with the Federal Reserve Board for approval of the exercise of its option under the option agreement. In considering whether to approve BB&T's right to exercise its option, the Federal Reserve Board would generally apply the same statutory criteria it would apply to its consideration of approval of the merger.

  State Regulatory Authorities. Applications or notifications have been filed in states where One Valley or BB&T control banking subsidiaries with various state regulators under applicable state law. In addition, the merger may be reviewed by the attorneys general in the states where BB&T and One Valley own banking subsidiaries. Such authorities may be empowered under the applicable state laws and regulations to investigate and/or disapprove the merger under the circumstances and based upon the review set forth in applicable state laws and regulations.

 The Subsidiary Bank Mergers

  Although not required by the terms of the merger agreement or plan of merger and not a condition to the merger, BB&T expects to effect the mergers of One Valley's banking subsidiaries into BB&T-NC or BB&T-VA during the [first] quarter of 200[1]. The subsidiary bank mergers are each subject to approval of the Federal Deposit Insurance Corporation under the Bank Merger Act. In granting its approval under the Bank Merger Act, the FDIC must consider the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve any subsidiary bank merger if it would result in a monopoly, if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, if the effect of the subsidiary bank merger in any section of the country may be to substantially lessen competition or to tend to create a monopoly or if it would be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the subsidiary bank merger are clearly outweighed in the public interest by the probable effect of such merger in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 in meeting the credit needs of the community, including low- and moderate-income neighborhoods, served by the institutions. Applicable regulations also require publication of notice of the applications for approval of the subsidiary bank mergers and an opportunity for the public to comment on the applications in writing and to request a hearing.

  The subsidiary bank mergers are also subject to applicable state laws and regulations and the approval of state regulatory authorities.

Material Federal Income Tax Consequences of the Merger

  The following section describes the material U.S. federal income tax consequences of the merger to holders of One Valley common stock who hold One Valley common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and is the opinion of Sullivan and Cromwell, counsel to One Valley, and Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T. This section does not apply to special classes of taxpayers, such as:

  .  financial institutions,

  .  insurance companies,

  .  tax-exempt organizations,

  .  dealers in securities or currencies,

  . traders in securities that elect to use a mark to market method of accounting,

  . persons that hold One Valley common stock as part of a straddle or conversion transaction,

  .  persons who are not citizens or residents of the United States, and

  . shareholders who acquired their shares of One Valley common stock through the exercise of an employee stock option or otherwise as compensation.

  The following represents general information only and is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws are not addressed in this proxy statement/prospectus. All shareholders should consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

  Tax Consequences of the Merger Generally. It is a condition to the merger that One Valley receive an opinion of its counsel, Sullivan & Cromwell, that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. It is also a condition to the merger that BB&T receive an opinion of its counsel, Womble Carlyle Sandridge & Rice, PLLC, that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by shareholders of One Valley who receive shares of BB&T common stock in exchange for shares of One Valley common stock, except with respect to cash received instead of fractional shares.

  In rendering these opinions, Sullivan & Cromwell and Womble Carlyle Sandridge & Rice, PLLC will require and rely upon representations contained in letters to be received from One Valley and BB&T and may require and rely upon similar letters from large One Valley shareholders. Neither of these tax opinions will be binding on the Internal Revenue Service. Neither BB&T nor One Valley intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

  Based on the above assumptions and qualifications and certain representations of BB&T and One Valley, for U.S. federal income tax purposes:

  . the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code,

  . each of BB&T and One Valley will be a party to that reorganization within the meaning of Section 368(b) of the Code,

  . no gain or loss will be recognized by shareholders of One Valley who receive shares of BB&T common stock in exchange for shares of One Valley common stock, except with respect to cash received in lieu of fractional share interests,

  . the holding period of BB&T common stock received in exchange for shares of One Valley common stock will include the holding period of the One Valley common stock for which it is exchanged, assuming the shares of One Valley common stock are capital assets in the hands of the holder thereof at the closing of the merger, and

  . the basis of the BB&T common stock received in the merger will be the same as the basis of the One Valley common stock for which it is exchanged, less any basis attributable to fractional shares for which cash is received.

  Cash Received in Lieu of a Fractional Share of BB&T Common Stock. A shareholder of One Valley who receives cash in lieu of a fractional share of BB&T common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by BB&T subject to Section 302 of the Code. As a result, a One Valley shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of BB&T common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal tax rate of 20%.

  Dissenters' Rights. One Valley shareholders who exercise their dissenters' rights and who receive cash in exchange for their shares of One Valley common stock will be treated as having received that payment in redemption of their shares. In general, the holder will recognize capital gain or loss measured by the difference between the amount of cash received and the holder's adjusted tax basis for the shares. If, however, the holder owns, either actually or constructively, any One Valley common stock that is exchanged in the merger for BB&T common stock, the payment for dissenting shares to the holder could, in certain limited circumstances, be treated as dividend income. In general, under the constructive ownership rules of the Code, a holder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that the holder (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security. Each holder who contemplates exercising dissenters' rights should consult his or her own tax advisor as to the possibility that any payment to such holder will be treated as dividend income.

  Backup Withholding and Information Reporting. Payments of cash to a holder surrendering shares of One Valley common stock will be subject to information reporting and backup withholding (whether or not the holder also receives BB&T common stock) at a rate of 31% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Accounting Treatment

  It is anticipated that the merger will be accounted for as a pooling-of-interests transaction under generally accepted accounting principles. Under this accounting method, holders of One Valley common stock will be deemed to have combined their existing voting common stock interest with that of holders of BB&T common stock by exchanging their One Valley shares for shares of BB&T common stock. Accordingly, the book value of the assets, liabilities and shareholders' equity of One Valley, as reported on its consolidated balance sheet, will be carried over to the consolidated balance sheet of BB&T, and no goodwill will be created. BB&T will be able to include in its consolidated income the consolidated income of One Valley for the entire fiscal year in which the merger occurs; however, certain expenses incurred to effect the merger must be treated by BB&T as current charges against income rather than adjustments to its balance sheet. The unaudited per share pro forma financial information contained in this proxy statement/prospectus has been prepared using the pooling-of-interests method of accounting. Completion of the merger is subject to BB&T's condition that it receives reasonably satisfactory letters from its accountants to the effect that the merger will qualify for pooling-of-interests accounting treatment. If holders of One Valley's common stock were to exercise their dissenters' rights and receive a cash payment for their shares, it may effect the ability of the merger to qualify for pooling-of-interests accounting.

The Option Agreement

 General

  As an inducement to BB&T entering into the merger agreement, One Valley agreed to grant BB&T an option to purchase shares of One Valley stock. The following description of the option agreement is qualified in its entirety by reference to the text of the option agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. See "Where You Can Find More Information" on page .

  Under the option agreement, One Valley granted an option to BB&T to purchase from One Valley up to 6,700,000 shares of One Valley common stock. Although this number is subject to adjustment in certain cases, it will never exceed 19.9% of the number of One Valley shares outstanding immediately before the exercise of the option. The exercise price of the option is $29.75 per share, but is subject to adjustment, upon the occurrence of stock dividends, recapitalizations and other charges in capitalization of One Valley. The terms of the option agreement provide that BB&T's total profit from the option, if any, is not to exceed $47.5 million.

  Arrangements such as the option agreement are customarily entered into in connection with corporate mergers and acquisitions in an effort to increase the likelihood that the transactions will be consummated in accordance with their terms and, if a transaction is not completed, to compensate the company granted the option for the efforts undertaken and the expenses and losses incurred by it. The option agreement may have the effect of discouraging offers by third parties to acquire all of or a significant interest in One Valley prior to the merger, even if such persons were prepared to offer to pay consideration to One Valley shareholders that has a higher current market price than the shares of BB&T common stock to be received for One Valley common stock pursuant to the merger agreement, in part because the exercise of the stock option may prevent another acquiror from accounting for an acquisition of One Valley using the pooling-of-interests accounting method for a period of two years.

  Transfers by BB&T of its interests under the option agreement to a third party are permitted in limited circumstances. References to BB&T in this summary of the option agreement generally include any third party holder of the option.

 Exercise

  If BB&T is not in material breach of the option agreement or its covenants and agreements contained in the merger agreement and if no injunction or other court order against delivery of the shares covered by the option is in effect, BB&T may generally exercise the option, in whole or in part, at any time and from time to time prior to its termination, as described below, following the happening of either of the following purchase events:

  . One Valley authorizes, recommends, publicly proposes (or publicly announces an intention to authorize, recommend or propose) or enters into an agreement with any third party to effect any of the following acquisition transactions: (a) a merger, consolidation or similar transaction involving One Valley or any of its significant subsidiaries,
     (b) the sale, lease, exchange or other disposition of 15% or more of the consolidated assets or deposits of One Valley and its subsidiaries or
     (c) the issuance, sale or other disposition of securities representing 20% or more of the voting power of One Valley or any of its significant subsidiaries; or

  . any third party or group of third parties acquires or has the right to acquire beneficial ownership of securities representing 20% or more of the outstanding shares of One Valley common stock.

  To our knowledge, no purchase event has occurred as of the date of this proxy statement/prospectus.

  The obligation of One Valley to issue shares of One Valley common stock upon exercise of the option will be deferred (but will not terminate) (a) until the receipt of all required governmental or regulatory approvals or consents, or until the expiration or termination of any waiting period required by law, or
(b) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect that prohibits the sale or delivery of the shares.

 Termination

  The option will terminate upon the earliest to occur of the following events:

  .  the completion of the merger;

  . the termination of the merger agreement prior to the occurrence of a purchase event (described above) or a preliminary purchase event (described below) (other than a termination of the merger agreement by BB&T as described in the next bullet point);

  . 12 months after a termination of the merger agreement by BB&T based on either a material breach by One Valley of a covenant or agreement in the merger agreement or an inaccuracy in One Valley's representations or warranties in the merger agreement of a nature entitling BB&T to terminate the merger agreement;

  . 12 months after termination of the merger agreement (other than a termination of the merger agreement by BB&T as described in the previous bullet point) following the occurrence of a purchase event (described above) or a preliminary purchase event (described below); and

  . 12 months after termination of the merger agreement based on the disapproval by the shareholders of One Valley of the merger agreement and plan of merger at the special meeting.

  A preliminary purchase event is defined in the option agreement as either of the following:

  . the commencement by any third party of a tender offer or the filing of a registration statement for an exchange offer that would result in the third party owning 15% or more of the outstanding shares of One Valley common stock; or

  . the failure of the shareholders of One Valley to approve the merger agreement at the special meeting, the failure of the meeting to have been held, the cancellation of the meeting prior to the termination of the merger agreement or the withdrawal or modification by the One Valley Board of its recommendation with respect to the merger agreement in any manner adverse to BB&T, in any case after a third party: (a) proposes to engage in an acquisition transaction, (b) commences a tender offer or files a registration statement with respect to an exchange offer such that would result in the third party owning 15% or more of the outstanding shares of One Valley common stock or (c) files an application or notice under federal or state statutes relating to the regulation of financial institutions or their holding companies to engage in an Acquisition Transaction.

  To our knowledge, no preliminary purchase event has occurred as of the date of this proxy statement/prospectus.

 Adjustments

  The option agreement provides that the number of shares subject to the option and the purchase price will be adjusted appropriately in the event of any change in One Valley common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction. In the event of the issuance of any additional shares of One Valley common stock before termination of the option, the number of shares subject to the option will be adjusted to equal 19.9% of the number of One Valley shares issued and outstanding.

 Repurchase Rights

  If: (a) any third party acquires actual ownership or control of, or any "group" (as such term is defined under the Securities Exchange Act) is formed that has acquired actual ownership or control of, 50% or more of the then outstanding shares of One Valley common stock, or (b) any of the merger or other business combination transactions set forth in the paragraph below describing substitute options is completed, then at the request of BB&T any time during the next 12 months, One Valley must, if the option has not terminated, and subject to any required regulatory approval, repurchase from BB&T (a) the option and (b) all shares of One Valley common stock purchased by BB&T pursuant to the option of which BB&T has beneficial ownership at an aggregate purchase price equal to the sum of:

  . the aggregate purchase price paid by BB&T for any shares of One Valley common stock acquired pursuant to the option of which BB&T then has beneficial ownership, plus

  . the excess, if any, of (a) the applicable price (as that term is defined in the option agreement) for each share of One Valley common stock over the purchase price, multiplied by (b) the number of shares of One Valley common stock for which the option has not been exercised, plus

  . the product of (a) the excess, if any, of the applicable price over the purchase price paid (or payable in the case of the exercise of the option for which the closing date has not occurred) by BB&T for each share of One Valley common stock for which the option has been exercised and of which BB&T then has beneficial ownership (or the right to beneficial ownership if the option is exercised but the closing date has not occurred) multiplied by (b) the number of such shares.

 Substitute Options

  If, before the termination of the option agreement, One Valley enters into an agreement:

  . to consolidate with or merge into any third party and One Valley will not be the continuing or surviving corporation of the consolidation or merger;

  . to permit any third party to merge into One Valley with One Valley as the continuing or surviving corporation, but, in connection therewith, then outstanding shares of One Valley common stock are changed into or exchanged for stock or other securities of One Valley or any other person or cash or any other property, or the outstanding shares of One Valley common stock after the merger represent less than 50% of the outstanding shares and share equivalents of the merged company;

  . to permit any third party to acquire all of the outstanding shares of One Valley common stock pursuant to a statutory share exchange; or

  . to sell or otherwise transfer all or substantially all of its assets or deposits to any third party,

then the agreement must provide that the option will be converted or exchanged for an option to purchase shares of common stock of, at BB&T's option, either
(x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of One Valley's assets or (y) any person controlling the continuing or surviving corporation or transferee. The number of shares subject to the substitute option and the exercise price per share will be determined in accordance with a formula in the option agreement. To the extent possible, the substitute option will contain terms and conditions that are the same as those in the option agreement.

 Registration Rights

  The option agreement grants to BB&T and any permitted transferee of the option certain rights to require One Valley to prepare and file a registration statement under the Securities Act if registration is necessary in order to permit the sale or other disposition of any or all shares of One Valley common stock or other securities that have been acquired by or are issuable upon exercise of the option.

Effect on Employees, Employee Benefit Plans and Stock Options

 Employees

  As of a date determined by BB&T, BB&T will, its sole discretion, cause One Valley's 401(k) plan to be either merged with BB&T's 401(k) plan, frozen or terminated, in each case subject to all applicable regulatory or governmental approvals. As of that date, each employee of One Valley or a One Valley subsidiary when the merger becomes effective who becomes an employee immediately following the effective time (a "transferred employee") of BB&T or a BB&T subsidiary (a "BB&T employer"), was a participant in One Valley's 401(k) plan and is an employee of a BB&T employer as of that date will be eligible to participate in BB&T's 401(k) plan (subject to BB&T's right to amend or terminate such plan). Until that date, BB&T will continue One Valley's 401(k) plan in effect for the benefit of participating employees. For purposes of administering BB&T's 401(k) plan, service by a transferred employee with One Valley and the One Valley subsidiaries will be deemed to be service with BB&T for purposes of determining eligibility to participate and vesting, but not for purposes of accruing benefits.

  As of a date determined by BB&T, BB&T will, in its sole discretion, cause One Valley's defined benefit pension plan to be either merged with BB&T's defined benefit pension plan, frozen or terminated, in each case subject to all applicable regulatory or governmental approvals. Each transferred employee who was a participant in One Valley's Defined Benefit Pension plan and is an employee of a BB&T employer as of that date will be eligible to participate in BB&T's defined benefit pension plan (subject to BB&T's right to amend or terminate such plan). The accrued benefit for each transferred employee under the One Valley plan as of that date will become the accrued benefit under the BB&T pension plan for service prior to that date (and will be added to the benefit accrued under the BB&T pension plan for service and compensation beginning on that date). For purposes of administering BB&T's pension plan, service by a transferred employee with One Valley and the One Valley subsidiaries will be deemed to be service with BB&T for purposes of determining eligibility to participate and vesting, but not for purposes of accruing benefits.

  As of a date determined by BB&T for each group hospitalization, medical, dental, life, disability and other welfare benefit plan and program available to employees of the BB&T employer, each transferred employee who is an employee of a BB&T employer as of that date, together with his or her dependents and beneficiaries, will be eligible to participate in such plan or program, subject to its eligibility requirements and other terms and, with respect to health care coverage, the availability of HMO options. Until those respective dates, the BB&T employer will continue in effect for the benefit of the transferred employees (so long as they remain eligible to participate and until they become eligible to participate in the corresponding plan or program of the BB&T employer) those welfare benefit plans and programs of One Valley that it determines, in its sole discretion, provide benefits of the same type or class as a corresponding plan or program maintained by the BB&T employer. For purposes of administering each BB&T plan or program, service with One Valley will be deemed to be service with BB&T or its subsidiaries for purposes of determining eligibility to participate and vesting (if applicable), but not for purposes of computing benefits, if any, determined in whole or in part with reference to service (except as otherwise provided in the following paragraph), and each transferred employee will receive credit for any co-payment and deductibles paid prior to the date determined by BB&T (to the same extent credit was given under the analogous One Valley plan prior to that date) in satisfying any applicable deductibles, co-payments or out-of-pocket expenses.

  Except to the extent of commitments made in the merger agreement or other contractual commitments specifically made or assumed under the merger agreement by BB&T, neither BB&T nor any BB&T employer has any obligation to continue to employ any transferred employee of One Valley or any One Valley subsidiary in any specific job, at any specific level of compensation, incentive payments, benefits or perquisites, or at all. If a transferred employee is terminated by a BB&T employer (other than a transfer of employment to another BB&T employer) and the transferred employee would have been eligible for severance pay under One Valley's special severance policy, he or she will be entitled to severance pay in accordance with that policy. If the transferred employee was a party at the time the merger became effective to a Change in Control Severance Agreement with One Valley which was not terminated by an agreement executed by the transferred employee in connection with the merger, he or she will be entitled to severance pay in accordance with the Change in Control Severance Agreement and any additional benefit payable under One Valley's special severance policy.

  BB&T has agreed to honor all employment agreements, severance agreements and deferred compensation agreements that One Valley and its subsidiaries have with their current and former employees and directors and which have been disclosed to BB&T pursuant to the merger agreement, except to the extent any such agreements are superseded or terminated at or after the time the merger becomes effective. During the one-year period commencing at the effective time of the merger, the transferred employees and former One Valley employees who retired under the One Valley plans will continue to be provided with benefits under benefit plans (other than stock options or other stock-based incentive plans) which in the aggregate are substantially comparable either to those provided immediately prior to the effective time under the One Valley plans to such transferred employees and former employees or those provided to similarly situated employees of BB&T; provided, however, that transferred employees covered by collective bargaining agreements, if any, will not be provided with such benefits.

 Stock Options

  When the merger becomes effective, each stock option then outstanding, whether or not exercisable, granted under One Valley's Amended and Restated 1993 Incentive Stock Option Plan, 1983 Incentive Stock Option Plan, Mountaineer Bankshares Incentive Stock Option Plan, CSB Financial Corporation 1993 Incentive Stock Option Plan, CSB Financial Corporation 1993 Stock Option Plan for Outside Directors, or FFVA Financial Corporation Qualified and Non-Qualified Stock Option Plans for Directors, Senior Officer and Officers will be converted into rights with respect to BB&T common stock. Unless it elects to substitute options as described below, BB&T will assume each of these stock options in accordance with the terms of the One Valley option plans, except that (a) BB&T and the compensation committee of the BB&T Board will be substituted for One Valley and the compensation committee of the One Valley Board administering the stock option plans, (b) each stock option may be exercised solely for shares of BB&T common stock, (c) the number of shares of BB&T common stock subject to each stock option will be the number of whole shares (omitting any fractional share) determined by multiplying the number of shares of One Valley common stock subject to the stock option by 1.28 and (d) the per share exercise price for each stock option will be adjusted by dividing the per share exercise price for the stock option by 1.28 and rounding up to the nearest cent.

  As an alternative to assuming the stock options, BB&T may choose to substitute options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other comparable plan for all or a part of the stock options, subject to the adjustments described in (c) and (d) in the preceding paragraph and the condition that the substituted options continue in effect on the same terms and conditions provided in the One Valley option plans and the option agreement governing the option. Each stock option that is an incentive stock option will be adjusted as required by Section 424 of the Code to continue as an incentive stock option and not to constitute a modification, extension or renewal within the meaning of Section 424(h) of the Code.

  BB&T has reserved and will continue to reserve adequate shares of BB&T common stock for the exercise of any converted or substitute options. As soon as practicable after the effective time, if it has not already done so, and to the extent One Valley has a registration statement in effect or an obligation to file a registration statement, BB&T will file a registration statement under the Securities Act with respect to the shares of BB&T common stock subject to converted or substitute options and will use its reasonable efforts to maintain the effectiveness of the registration statement (and maintain the current status of the related prospectus or prospectuses) for so long as the converted or substitute options remain outstanding.

  BB&T will deliver to each participant in the stock option plans who receives converted or substitute options an appropriate notice setting forth the participant's rights with respect to the converted or substitute options.

  Based on stock options outstanding as of the date of the merger agreement and subsequent exercises, options to purchase an aggregate of approximately [1,020,988.77] shares of One Valley common stock may be outstanding when the merger becomes effective. Any shares of One Valley common stock issued pursuant to the exercise of stock options under the stock option plans before the effective time will be converted into shares of BB&T common stock and cash instead of any fractional share interest in the same manner as other outstanding shares of One Valley common stock.

Restrictions on Resales by Affiliates

  The shares of BB&T common stock to be issued in the merger will be registered under the Securities Act and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an affiliate of One Valley for purposes of Rule 145 under the Securities Act. Shares issued to affiliates are not covered by this proxy statement/prospectus. Affiliates include generally directors, executive officers and beneficial owners of 10% or more of any class of capital stock of One Valley. Affiliates may not sell their shares of BB&T common stock acquired in the merger except:

  . in transactions that are registered under the Securities Act, permitted by the resale provisions of Rules 145 under the Securities Act, or as otherwise permitted by the Securities Act, and

  . following the publication of financial results of at least 30 days of post-merger combined operations of BB&T and One Valley, as required by the SEC's Accounting Series Release Nos. 130 and 135.

  The restrictions on resales by an affiliate extend also to related parties of the affiliate, including parties related by marriage who live in the same home as the affiliate.

  One Valley has agreed in the merger agreement to use its best efforts to cause each person who may be deemed to be an affiliate of One Valley to execute and deliver to BB&T a written agreement stating, among other things, that the affiliate will not offer to sell, transfer or otherwise dispose of any of the BB&T common stock issued to that affiliate in the merger except:

  . in compliance with Rule 145 under the Securities Act, in a transaction that, counsel to BB&T believes is otherwise exempt from the registration requirements of the Securities Act, or in an offering registered under the Securities Act, and

  . in compliance with the requirements of the SEC's Accounting Series Release Nos. 130 and 135.

                            INFORMATION ABOUT BB&T

General

  BB&T is a multi-bank holding company headquartered in Winston-Salem, North Carolina. BB&T conducts operations in North Carolina, South Carolina, Virginia, Maryland, Washington D.C., Georgia, West Virginia and Kentucky primarily through its commercial banking and thrift subsidiaries and, to a lesser extent, through its other subsidiaries. Substantially all of BB&T's loans are to businesses and individuals in the Carolinas, Virginia, Maryland, Washington D.C., West Virginia, Georgia and Kentucky. BB&T's principal commercial bank subsidiaries are BB&T-NC, Branch Banking and Trust Company of South Carolina ("BB&T-SC") and Branch Banking and Trust Company of Virginia ("BB&T-VA"), excluding bank subsidiaries of recently acquired bank holding companies that are expected to be merged into BB&T-NC or BB&T-VA during 2000. The principal assets of BB&T are all of the issued and outstanding shares of common stock of BB&T-NC, BB&T Financial Corporation of South Carolina, Greenville, South Carolina (which in turn owns all of the issued and outstanding shares of BB&T-SC), BB&T Financial Corporation of Virginia (which in turn owns all of the issued and outstanding shares of BB&T-VA) and Scott and Stringfellow, Inc. [to be updated]

Operating Subsidiaries

  BB&T-NC, BB&T's largest subsidiary, is the oldest bank in North Carolina and currently operates through 339 banking offices throughout North Carolina and 57 offices in metropolitan Washington, D.C. and Maryland [to be updated]. BB&T-NC provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments and individuals. BB&T Leasing Corporation, a wholly owned subsidiary of BB&T-NC located in Charlotte, North Carolina, offers lease financing to commercial businesses and municipal governments. BB&T Investment Services, Inc., a wholly owned subsidiary of BB&T-NC located in Charlotte, North Carolina, offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds. Other subsidiaries of BB&T-NC include Raleigh, North Carolina-based BB&T Insurance Services, Inc., which offers life, property and casualty and title insurance on an agency basis, and Prime Rate Premium Finance Corporation, Inc., which provides insurance premium financing and services to customers in Virginia and the Carolinas.

  BB&T-SC serves South Carolina through 88 banking offices. BB&T-SC provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments and individuals.

  BB&T-VA offers a full range of commercial and retail banking services through 104 banking offices throughout Virginia.

  Scott & Stringfellow, Inc., acquired on March 26, 1999, provides services in retail brokerage, institutional equity and debt underwriting, investment advice, corporate finance, equity trading and equity research and, on May 5, 1999, was merged with another subsidiary of BB&T, Craigie Incorporated, which specialized in the origination, trading and distribution of fixed income securities and equity products in both the public and private capital markets.

  Regional Acceptance Corporation specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles. BB&T Factors Corporation buys and manages account receivables primarily in the furniture, textile and home furnishings-related industries. W.E. Stanley & Company, Inc. is primarily engaged in actuarial and employee group, health and welfare benefit plan consulting, plan administration, and the design, communication and administration of all types of corporate retirement plans. Sheffield Financial Corp. specializes in loans to small commercial lawn care businesses across the country. BB&T Bankcard Corporation is a special purpose credit card bank.

Acquisitions

  BB&T's profitability and market share have been enhanced through internal growth and acquisitions of both financial and nonfinancial institutions during recent years. BB&T's most recent acquisitions include the following:

  On July 9, 1999, BB&T acquired First Citizens Corporation in a tax-free transaction accounted for as a pooling of interests. First Citizens operated 13 banking offices and one mortgage loan office in the south metropolitan Atlanta area. It is expected that First Citizens Bank and First Citizens Bank of Georgia, subsidiary banks of BB&T (as the successor to First Citizens), will be merged into BB&T-NC during the third quarter of 2000.

  On July 14, 1999, BB&T acquired Mason-Dixon Bancshares, Inc. in a tax-free transaction accounted for as a pooling of interests. Mason-Dixon's branch network included 23 banking offices, 12 consumer finance offices and three mortgage loan offices in Maryland and extends BB&T's presence in central Maryland. It is expected that Carroll County Bank and Trust Company and Bank of Maryland, subsidiary banks of BB&T (as the successor to Mason-Dixon), were merged into BB&T-NC in March 2000.

  On August 27, 1999, BB&T acquired Matewan Bancshares Inc. in a tax-free transaction. Through its banking subsidiaries, Matewan National Bank and Matewan FSB, Matewan operated 22 banking offices and one mortgage loan office in southwestern Virginia, southern West Virginia and eastern Kentucky. BB&T's acquisition of Matewan expands its franchise into southern West Virginia and eastern Kentucky. It is expected that Matewan National Bank and Matewan FSB, subsidiary banks of BB&T (as the successor to Matewan), will be merged into BB&T-NC or BB&T-VA during the second quarter of 2000. [to be updated]

  On November 17, 1999, BB&T announced that it had agreed to acquire Hardwick Holding Company in a transaction to be accounted for as a pooling of interests. In the transaction, valued at $138.7 million based on BB&T's closing price on November 15, Hardwick shareholders would receive, depending on the average reported closing price of BB&T common stock over a five-day period ending shortly before the merger becomes effective, not less than
0.9010 or more than 0.9320 of a share of BB&T common stock for each share of Hardwick common stock. Through its banking subsidiaries, Hardwick operates nine banking offices in northwest Georgia. The acquisition of Hardwick, expected to close in the second quarter of 2000, would expand BB&T's presence into northwest Georgia.

  On November 19, 1999, BB&T acquired First Liberty Financial Corp. in a tax-free transaction accounted for as a pooling of interests. First Liberty operated 38 banking offices and 13 consumer finance offices in Georgia and Tennessee and its acquisition by BB&T expands BB&T's presence in Georgia. It is expected that First Liberty Bank, a subsidiary bank of BB&T (as the successor to First Liberty), will be merged into BB&T-NC during the second quarter of 2000. [to be updated]

  On December 15, 1999, BB&T announced that it had agreed to acquire First Banking Company of Southeast Georgia in a transaction to be accounted for as a pooling of interests. [to be updated] In the transaction, valued at $124.2 million based on BB&T's closing price on December 14, First Banking Company shareholders would receive 0.74 of a share of BB&T common stock for each share of First Banking Company common stock. Through its banking subsidiaries, First Banking Company operates 12 banking offices in southeast Georgia. The acquisition of First Banking Company, expected to close in the second quarter of 2000, would expand BB&T's presence into southeast Georgia, including specifically the Savannah area.

  On January 13, 2000, BB&T acquired Premier Bancshares Inc. ("Premier") in a tax-free transaction accounted for as a pooling of interests. Through its banking subsidiaries, Premier operated 32 banking offices in Atlanta and northwest Georgia and, though Premier Lending, 10 mortgage banking offices. The acquisition of Premier expands BB&T's presence in the metropolitan Atlanta market. It is expected that Premier Bank, a subsidiary bank of BB&T (as the successor to Premier), will be merged into BB&T-NC during the third quarter of 2000.

  BB&T expects to continue to take advantage of the consolidation of the financial services industry by developing its franchise through the acquisition of financial institutions. Such acquisitions may entail the payment by BB&T of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of BB&T capital stock or the incurring of additional indebtedness by BB&T, and could have a dilutive effect on the per share earnings or book value of BB&T common stock. Moreover, acquisitions sometimes result in significant front-end charges against earnings, although cost savings, especially incident to in-market acquisitions, are frequently anticipated.

Capital

  The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including on-balance sheet activities and certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of a bank holding company's total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles. This is called Tier 1 capital. The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance. This is called Tier 2 capital. Tier 1 capital and Tier 2 capital combined are referred to as total capital. At March 31, 2000, BB&T's Tier 1 and total capital ratios were % and %, respectively. Since January 1, 1998, the Federal Reserve has required bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of forms of short term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required to hold additional capital.

  The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating. Bank holding companies that do not meet the specified criteria generally are required to maintain a leverage ratio of from at least 100 to 200 basis points above the stated minimum. BB&T's leverage ratio at March 31, 2000 was %. Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, these capital requirements indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

  The FDIC has adopted minimum risk-based and leverage ratio regulations to which BB&T's state bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve. The Office of the Comptroller of the Currency also has similar regulations that would apply to BB&T's national bank subsidiaries. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of each of BB&T's bank subsidiaries exceeded all minimum regulatory capital requirements as of March 31, 2000.

Deposit Insurance Assessments

  The deposits of each of BB&T's bank subsidiaries are insured by the FDIC up to the limits required by law. A majority of the deposits of the banks are subject to the deposit insurance assessments of the Bank Insurance Fund of the FDIC. However, approximately 34% of the deposits of BB&T-NC and BB&T-SC and a portion of the deposits of BB&T-VA (related to the banks' acquisition of various savings associations) are subject to assessments imposed by the Savings Association Insurance Fund of the FDIC.

  For the semi-annual period beginning December 30, 1999, the effective rate of assessments imposed on all FDIC deposits for deposit insurance ranges from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because legislation enacted in 1996 requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is currently assessing both BIF-insured deposits and SAIF-insured deposits an additional 2.120 basis points per $100 of deposits on an annualized basis to cover those obligations.

  You can find additional information about BB&T in BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, and Current Reports on Form 8-K dated January 12, 2000, February 7, 2000 and April , 2000 [to be updated], all of which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page .

                         INFORMATION ABOUT ONE VALLEY

  One Valley is a $6.6 billion registered bank holding company headquartered in Charleston, West Virginia. On December 31, 1999, One Valley owned a total of nine affiliate banks in West Virginia and Virginia.

  Through these affiliate banks, One Valley has 123 offices in West Virginia and Virginia and over $4.0 billion in trust assets under administration. One Valley has a market capitalization of over $1.1 billion and is the largest bank holding company headquartered in West Virginia.

  One Valley's West Virginia affiliate banks are located in the most economically vibrant areas in West Virginia and have concentrated on growth in urban areas along major highways. Accordingly, these affiliate banks generally serve the stronger economic areas of West Virginia. In 1996, One Valley began an interstate expansion strategy into Virginia. One Valley focused on the area through Central Virginia as a priority expansion market, with Charlottesville, Lynchburg and Lexington being the cornerstones of this expansion strategy.

Operations of the Affiliate Banks and Other Subsidiaries

  The affiliate banks offer all services that full-service commercial banks traditionally offer, including commercial and individual demand and time deposit accounts, commercial and individual loans, credit card (MasterCard and Visa) and drive-in banking services. Additionally, One Valley is active in correspondent banking services. It also offers trust services in West Virginia and Virginia. No material portion of any of the affiliate banks' deposits has been obtained from a single or small group of customers, and the loss of any one customer's deposits would not have a material adverse effect on the business of any of the affiliate banks.

  The affiliate banks also offer services to customers at various locations within their service areas through approximately 280 automated teller machines or ATMs. The ATMs allow customers to make deposits and withdrawals twenty-four hours a day at convenient locations. Customers may also borrow against their revolving lines of credit or transfer funds between deposit accounts at ATM locations. Affiliate bank customers may conduct transactions at any One Valley ATM and, by means of the MAC system, a regional ATM system, through the CIRRUS ATM network, can conduct ATM transactions worldwide.

  One Valley Securities Corporation, a subsidiary of One Valley Bank, National Association, provides discount brokerage services and also sells, as agent, mutual funds and annuities. One Valley Insurance Corporation, a subsidiary of One Valley Bank Inc., is a general insurance agency and sells life and other insurance products. On January 7, 2000, One Valley Bank, National Association completed its acquisition of

Carson Insurance Agency, Inc., an independent insurance agency offering a full line of insurance products, including individual and commercial property and casualty coverages, employee benefit programs, bonds and life insurance products. Valley Security Insurance Company, Inc., a subsidiary of One Valley Bank-Shenandoah, sells title insurance, as agent.

  Although the market areas of several of the affiliate banks encompass a portion of the coal fields located in southern West Virginia, an area of the State which has been economically depressed, the coal-related loans in the loan portfolios of the affiliate banks constitute less than 5% of One Valley's total loans outstanding.

Employees

  As of March 1, 2000, One Valley, its affiliate banks and other subsidiaries had approximately 2,300 full-time equivalent employees.

Capital Requirements

  At March 31, 2000, One Valley had a Tier I capital ratio of . %, a total capital ratio of . % and a leverage ratio of . %, which qualify it as "well-capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991.

  You can find additional information about One Valley in One Valley's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 [to be filed prior to the effective date of this proxy statement/ prospectus], Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, and Current Reports on Form 8-K dated February 7, 2000 and February 14, 2000 [to be updated], all of which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page .

                       DESCRIPTION OF BB&T CAPITAL STOCK

General

  The authorized capital stock of BB&T consists of 500,000,000 shares of BB&T common stock, par value $5.00 per share and 5,000,000 shares of preferred
stock, par value $5.00 per share. As of    , 2000, there were     shares of
BB&T common stock issued and outstanding. If BB&T's acquisitions of Harwick Holding Company and First Banking Company of Southeast Georgia had been
completed on that date, there would have been a maximum of     shares of BB&T
common stock issued and outstanding. There were no shares of BB&T preferred stock issued and outstanding as of such date, although 2,000,000 shares of BB&T preferred stock have been designated as Series B Junior Participating Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "--Shareholder Rights Plan" on page . Based on the number of shares of One Valley common stock outstanding at the record
date, it is estimated that approximately     shares of BB&T common stock would
be issued in the merger.

BB&T Common Stock

  Each share of BB&T common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T common stock are entitled to receive dividends when, as, and if declared by the BB&T Board out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T common stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T common stock are subject to any preferences that the BB&T Board may set for any series of BB&T preferred stock that BB&T may issue in the future. The terms of the BB&T Junior Preferred Stock reserved for issuance in connection with BB&T's shareholder rights plan provide that the holders will have rights and privileges that are substantially identical to those of holders of BB&T common stock.

  The transfer agent and registrar for BB&T common stock is BB&T-NC. BB&T intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T common stock to be issued in the merger.

BB&T Preferred Stock

  Under BB&T's articles of incorporation, BB&T may issue shares of BB&T preferred stock in one or more series as may be determined by the BB&T Board or a duly authorized committee. The BB&T Board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T preferred stock issued may rank senior to BB&T common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of BB&T preferred stock, or merely the existing authorization of the BB&T Board to issue shares of BB&T preferred stock, may tend to discourage or impede a merger or other change in control of BB&T. See "--Shareholder Rights Plan" on page .

Shareholder Rights Plan

  BB&T has adopted a shareholder rights plan that grants BB&T's shareholders the right to purchase securities or other property of BB&T upon the occurrence of certain triggering events involving a potentially hostile takeover of BB&T. Like other shareholder rights plans, BB&T's plan is intended to give the BB&T Board the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether it is in the best interests of BB&T and its shareholders and to encourage potential hostile acquirors to negotiate with the BB&T Board. BB&T's plan, also like other shareholder rights plans, could also have the unintended effect of discouraging a business combination that shareholders believe to be in their best interests.

  The terms of the rights are set forth in the Rights Agreement, dated as of December 17, 1996, between BB&T and BB&T-NC, as Rights Agent and are summarized below:

  On December 17, 1996, the BB&T Board declared a dividend of one right for each outstanding share of BB&T common stock, payable to shareholders of record at the close of business on January 17, 1997. One right has also been distributed, and will also be distributed in the future, for each share of BB&T common stock issued between January 17, 1997 and the occurrence of a "distribution date," as described in the next paragraph. Each right entitles the holder to purchase from BB&T 1/100th of a share of BB&T Junior Preferred Stock (which is substantially equivalent to one share of BB&T common stock) at a price of $145.00, subject to anti-dilution adjustments, or, under certain circumstances, other securities or property.

  Initially, the rights are attached to all BB&T common stock certificates and are not exercisable until a distribution date occurs. A "distribution date" will occur, and the rights will separate from shares of BB&T common stock and become exercisable, upon the earliest of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock, (b) 10 business days following the commencement of a tender offer or exchange offer (or the offeror's receipt of regulatory or shareholder approval of a tender offer or exchange offer) that would, if completed, result in a person or group beneficially owning 20% or more of such outstanding shares of BB&T common stock or (c) 10 business days after the BB&T Board declares any person to be an "adverse person," as described in the next paragraph.

  The BB&T Board will declare a person to be an adverse person upon its determinations (a) that the person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock (provided that any such determination will not be effective until such person has in fact become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock) and (b) following consultation with such persons as the BB&T Board deems appropriate, that (1) the beneficial ownership by the person is intended to cause, is reasonably likely to cause or will cause BB&T to repurchase the BB&T common stock beneficially owned by the person or to cause pressure on BB&T to take action or enter into a transaction or series of transactions intended to provide the person with short-term financial gain under circumstances where the BB&T Board determines that the best long-term interests of BB&T and its shareholders would not be served by taking the action or entering into such transactions or series of transactions at that time or (2) the beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of BB&T's ability to maintain its competitive position) on the business or prospects of BB&T or (3) the beneficial ownership otherwise is determined to be not in the best interests of BB&T and its shareholders, employees, customers and communities in which BB&T and its subsidiaries do business.

  As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of BB&T common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the BB&T Board, only shares of BB&T common stock issued before the distribution date will be issued with rights.

  It is expected that as long as the rights are exercisable only for 1/100th of a share of BB&T Junior Preferred Stock at an exercise price of $145.00, BB&T's shareholders would not find it economic to exercise the rights. However, under the circumstances described below, the rights may be exercised for an amount of BB&T common stock or other property (including BB&T Junior Preferred Stock) having a value equal to two times the exercise price. The Rights Agreement provides that if the BB&T Board determines that a person is an adverse person or, at any time following the distribution date, a person becomes the beneficial owner of 25% or more of then outstanding shares of BB&T common stock, a holder of a right will thereafter have the right to receive at the time specified in the Rights Agreement, in lieu of 1/100th of a share of BB&T Junior Preferred Stock, (a) upon exercise and payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to two times the exercise price of the right or (b) at the discretion of the BB&T Board, upon exercise and without payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to the difference between the exercise price of the right and the value of the consideration that would be payable under clause (a). Following any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any acquiring person or adverse person will be null and void. Rights will not become exercisable, however, until such time as they are no longer redeemable by BB&T as set forth below.

  For example, at an exercise price of $145.00 per right, each right not owned by an acquiring person or an adverse person (or by certain related parties) following a triggering event described in the preceding paragraph would entitle its holder to purchase $290.00 worth of BB&T common stock (or cash, securities or other property, as noted above) for $145.00. Assuming that the BB&T common stock was determined as provided in the Rights Agreement to have a value of $29.00 at such time the holder of each valid right would be entitled to purchase 10 shares of BB&T common stock for $145.00. Alternatively, at the discretion of the BB&T Board, each right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to five shares of BB&T common stock (or cash, securities or other property, as noted above).

  In addition, if, at any time following the date on which there has been a public announcement that an acquiring person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock, (a) BB&T is acquired in a merger, statutory share exchange or other business combination transaction in which BB&T is not the surviving corporation or (b) 50% or more of BB&T's assets or earning power is sold or transferred, a holder of a right (except rights that previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

  The purchase price payable, and the number of shares of BB&T Junior Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution if certain events occur.

  The rights expire at the close of business on December 31, 2006, subject to extension by the BB&T Board, or unless earlier redeemed by BB&T as described below.

  In general, BB&T may redeem the rights in whole, but not in part, at a price of $0.01 per right at any time until 10 business days following the public announcement that an acquiring person has become such or, if earlier, the effective date of any declaration by the BB&T Board that any person is an adverse person. After the redemption period has expired, BB&T's right of redemption may be reinstated if an acquiring person or adverse person reduces his or her beneficial ownership to less than 10% of the outstanding shares of BB&T common stock in a transaction or series of transactions not involving BB&T and if there are no other acquiring persons or adverse persons.

  Until a right is exercised, the holder will have no rights as a shareholder of BB&T, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to BB&T, shareholders may, depending upon the circumstances, recognize taxable income if the rights become exercisable for stock (or other consideration) of BB&T or for common stock of the acquiring company.

  Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by the BB&T Board before the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the BB&T Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person or adverse person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the rights are not redeemable.

  The Rights Agreement is filed as an exhibit to a registration statement on Form 8-A dated January 10, 1997 that has been filed by BB&T with the SEC. This registration statement and the Rights Agreement are incorporated by reference in this proxy statement/prospectus, and reference is made to them for the complete terms of the Rights Agreement and the rights. The foregoing discussion is qualified in its entirety by reference to the Rights Agreement. See "Where You Can Find More Information" on page .

Other Anti-Takeover Provisions

  Provisions of the North Carolina Business Corporation Act and BB&T's articles of incorporation and bylaws described below may be deemed to have an anti-takeover effect and, together with the ability of the BB&T Board to issue shares of BB&T preferred stock and to set the voting rights, preferences and other terms thereof, may delay or prevent takeover attempts not first approved by the BB&T Board. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and its shareholders.

 Control Share Acquisition Act

  The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of certain shareholders to vote newly acquired large blocks of stock. For a description of this statute, see "Comparison of Shareholders' Rights--Anti-takeover Statutes" on page .

 Provisions Regarding the BB&T Board

  BB&T's articles of incorporation and bylaws separate the BB&T Board into classes and permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of BB&T. For a description of such provisions, see "Comparison of Shareholders' Rights--Directors" on page .

 Meeting of Shareholders; Shareholders' Nominations and Proposals

  Under BB&T's bylaws, meetings of the shareholders may be called only by the Chief Executive Officer, President, Secretary or the BB&T Board. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders' meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

  The procedures governing the submission of nominations for directors and other proposals by shareholders may also have a deterrent effect on shareholder actions designed to result in change of control in BB&T. See "Comparison of Shareholders' Rights--Shareholder Nominations and Shareholder Proposals" on page .

                 COMPARISON OF THE RIGHTS OF BB&T SHAREHOLDERS
                          AND ONE VALLEY SHAREHOLDERS

  When the merger becomes effective, holders of One Valley common stock will become shareholders of BB&T. The following is a summary of material differences between the rights of holders of BB&T common stock and holders of One Valley common stock. Since BB&T is organized under the laws of the State of North Carolina and One Valley is organized under the laws of the State of West Virginia, differences in the rights of holders of BB&T common stock and those of holders of One Valley common stock arise from differing provisions of the NCBCA and the WVCA in addition to differing provisions of their respective articles of incorporation and bylaws.

  The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T common stock and holders of One Valley common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the WVCA and the governing corporate instruments of BB&T and One Valley, to which the shareholders of One Valley are referred.

Authorized Capital Stock

 BB&T

  BB&T's authorized capital stock consists of 500,000,000 shares of BB&T common stock and 5,000,000 shares of BB&T preferred stock. BB&T's articles of incorporation authorize the BB&T Board to issue shares of BB&T preferred stock in one or more series and to fix the designation, powers, preferences, and
rights of the shares of BB&T preferred stock in each series. As of       ,
2000, there were        shares of BB&T common stock outstanding. No shares of
BB&T preferred stock were issued and outstanding as of that date, although 2,000,000 shares of BB&T preferred stock have been designated as BB&T Junior Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "Description of BB&T Capital Stock--Shareholder Rights Plan" on page .

 One Valley

  One Valley's authorized capital stock consists of 70,000,000 shares of One Valley common stock, par value $10.00 per share, and 1,000,000 shares of One
Valley preferred stock, par value $10.00 per share. As of    , 2000, there
were     shares of One Valley common stock outstanding and no shares of One
Valley preferred stock outstanding.

Special Meetings of Shareholders

 BB&T

  Special meetings of the shareholders of BB&T may be called at any time by BB&T's Chief Executive Officer, President or Secretary or by the BB&T Board.

 One Valley

  Special meetings of the shareholders of One Valley may be called at any time by One Valley's Chairman of the Board, President, Secretary or by the Board of Directors and shall be called by One Valley's President at the request of the holders of not less than one-tenth of all outstanding shares of One Valley entitled to vote.

Directors

 BB&T

  BB&T's articles of incorporation and bylaws provide for a board of directors having not less than three nor more than 30 members as determined from time to time by vote of a majority of the members of the BB&T Board or by resolution of the shareholders of BB&T. Currently, the BB&T Board consists of 21 directors. The BB&T Board is divided into three classes, with directors serving staggered three-year terms. Under BB&T's articles of incorporation and bylaws, BB&T directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors. Holders of BB&T common stock do not have cumulative voting rights in the election of directors.

 One Valley

  One Valley's articles of incorporation and bylaws provide for a board of directors of not less than six nor more than 33 as fixed from time to time by resolution of the One Valley Board. Currently, the One Valley Board consists of 26 directors. The One Valley Board is divided into three classes, with directors serving staggered three-year terms. Under One Valley's articles of incorporation and bylaws, One Valley directors may be removed, with or without cause, only by the affirmative vote of the holders of 80% of the combined voting power of then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. Holders of One Valley common stock have cumulative voting rights in the election of directors.

Dividends and Other Distributions

 BB&T

  The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. BB&T is not subject to any other express regulatory restrictions on payments of dividends and other distributions. The ability of BB&T to pay distributions to the holders of BB&T common stock will depend, however, to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T's ability to support its bank subsidiaries. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the BB&T Board.

 One Valley

  Under the WVCA, the board of directors of a West Virginia corporation may declare, and the corporation may pay, dividends except when the corporation is insolvent or when the payment of dividends would render the corporation insolvent. One Valley is not subject to any other express regulatory restrictions on payments of dividends and other distributions. A major portion of One Valley's revenues comes from dividends its affiliate banks pay to it. Federal law restricts the amount of dividends affiliate banks may pay, and in certain instances, a national bank must obtain approval of the Comptroller of the Currency before paying dividends. Federal law also prohibits national banks from paying dividends greater than the bank's undivided profits after deducting statutory bad debt in excess of the bank's allowance for loan losses. Similar restrictions on dividends apply to the state chartered affiliate banks of One Valley. Other regulatory policies and requirements impact the affiliate banks' ability to pay dividends, including the requirements that the institution maintain adequate capital above regulatory minimums. Banking regulatory authorities may restrict payments if the payment of dividends would be an unsafe or unsound banking practice.

Shareholder Nominations and Shareholder Proposals

 BB&T

  BB&T's bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board or one of its committees, of candidates for election as directors. BB&T's bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the BB&T Board must submit the nomination in writing to the Secretary of BB&T at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with biographical information about the candidate and the shareholder's name and shareholdings. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of shareholders that is not intended to be included in the proxy statement for such meeting must notify the Secretary of BB&T in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders of the shareholder's intention. The notice must contain: (a) a brief description of the proposal, (b) the name and shareholdings of the shareholder submitting the proposal and (c) any material interest of the shareholder in the proposal.

  In accordance with SEC Rule 14a-8 under the Securities Exchange Act, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by BB&T at least 120 days before the anniversary of the date that the previous year's proxy statement was first mailed to shareholders. As provided in the SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before BB&T begins to print and mail its proxy materials.

 One Valley

  One Valley's articles of incorporation and bylaws provide that nominations for election to One Valley's board of directors, other than those made by or on behalf of One Valley's existing management, shall be made by a shareholder in writing, delivered or mailed to One Valley's president not less than 14 days nor more than 50 days prior to the meeting called for the election of directors. If One Valley gives less than 21 days' notice of the meeting, then shareholder nominations must be mailed or delivered to One Valley's President by the seventh day following the day One Valley mailed the notice of meeting. The notice of nomination shall include, to the extent known, the name and address of the proposed nominees, the principal occupation of the nominees, the total shares to be voted for each nominee, the name and address of the notifying shareholder and the number of shares owned by the notifying shareholder. The chairman of the meeting may disregard the votes cast for each nominee if nominations were not made in accordance with these requirements.

  In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of One Valley's shareholders that is not intended to be included in the proxy statement for that meeting must notify One Valley's secretary in writing at least 40 days prior to the meeting, provided that if less than 50 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, One Valley must receive notice from the shareholder no later than the close of business on the eighth day following the day on which One Valley mailed or made public disclosure regarding a notice of such meeting. The shareholder's notice to the secretary must contain: (a) a brief description of the business the shareholder intends to bring before the annual meeting and the reasons for conducting that business at the annual meeting; (b) the name and address, as they appear on One Valley's books, of the shareholder proposing that business; (c) the class and number of shares of One Valley which that shareholder beneficially owns; and (d) any material interest that the shareholder has in that business.

  One Valley, like BB&T, is also subject to the SEC's rules regarding shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting.

Discharge of Duties; Exculpation and Indemnification

 BB&T

  The NCBCA requires that a director of a North Carolina corporation discharge his or her duties as a director (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation is not subject to any different duties or to a higher standard of care. BB&T's articles of incorporation provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damage for breach of a duty as a director. BB&T's bylaws require BB&T to indemnify its directors and officers, to the fullest extent permitted by applicable law, against liabilities arising out of his or her status as a director or officer, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T.

 One Valley

  West Virginia law requires that a director of a West Virginia corporation discharge his or her duties as a director in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation. Indemnification is the practice by which a corporation pays the expenses of directors and officers who are named as defendants or otherwise involved in litigation relating to their activities on behalf of the corporation. One Valley's indemnification provision in its articles of incorporation indemnifies One Valley's directors and officers "to the fullest extent authorized by law." Also, the indemnification provision clearly specifies the payments One Valley must make, the binding contractual nature of One Valley's commitment to do so, and the procedure that an indemnified party may use to obtain prompt payment.

Mergers, Share Exchanges and Sales of Assets

 BB&T

  The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation otherwise than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including (as in the case of the merger with One Valley) a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See "--Anti-takeover Statutes" below.

 One Valley

  Under the WVCA, any merger, share exchange or sale of all or substantially all of the assets of a corporation otherwise than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote unless a corporation's articles of incorporation provide otherwise. One Valley's articles of incorporation contain a fair price provision which requires the approval of the holders of 80% of One Valley's shares entitled to vote as a condition to specified transactions with an interested shareholder, except in cases in which either (a) price criteria and procedural requirements are satisfied, or (b) the transaction is recommended to the shareholders by a majority of the disinterested directors. If the minimum price criteria and procedural requirements are met or the requisite approval of the One Valley Board are given, the normal requirements of West Virginia law would apply. The fair price provision does not apply to the merger with BB&T. Therefore, only the affirmative vote of the majority of the issued and outstanding shares of One Valley's common stock is necessary to approve the merger with BB&T.

Anti-takeover Statutes

 BB&T

  The North Carolina Control Share Acquisition Act applies to BB&T. This Act is designed to protect shareholders of publicly owned North Carolina corporations based within the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain types of shareholders. The Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.

  The North Carolina Shareholder Protection Act requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain "fair price" requirements. BB&T has elected to opt out of the North Carolina Shareholder Protection Act, as permitted by that Act.

 One Valley

  West Virginia has not adopted any anti-takeover statutes such as the North Carolina Control Share Acquisition Act applicable to BB&T.

Amendments to Articles of Incorporation and Bylaws

 BB&T

  The NCBCA provides generally that a North Carolina corporation's articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. BB&T's articles of incorporation and bylaws impose a greater requirement, the affirmative vote of more than two-thirds of the outstanding shares entitled to vote, to approve an amendment that would amend, alter or repeal the provisions of the articles of incorporation or bylaws relating to classification and staggered terms of the BB&T Board, removal of directors or any requirement for a supermajority vote on such an amendment. The NCBCA provides that a North Carolina corporation's bylaws may be amended by its board of directors or its shareholders, except that, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise, the board of directors may not amend a bylaw approved by the shareholders. BB&T's articles of incorporation authorize the BB&T Board to amend BB&T's bylaws.

 One Valley

  The WVCA provides that a West Virginia corporation's articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. In certain circumstances, One Valley's articles of incorporation and bylaws impose greater requirements. For instance, One Valley's articles of incorporation and bylaws provide that the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote are required to amend or repeal articles of incorporation provisions dealing with the classification of the board of directors, director nominations, appointment to newly created directorships, vacancies of directors, removal of directors, and business combinations by unsolicited and unapproved third parties. One Valley's articles of incorporation also require a two-thirds' affirmative vote of the members of the One Valley Board to amend the bylaws to change the principal office, change the number of directors, change the number of directors on the executive committee, or make a substantial change in the duties of the chairman of the board of the directors or the President.

Shareholders' Rights of Dissent and Appraisal

 BB&T

  The NCBCA provides that dissenters' rights are not available to the holders of shares of a corporation, such as BB&T, that are either listed on a national securities exchange or held by more than 2,000 record shareholders by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation that issued the shares provide otherwise or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (1) cash, (2) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (3) a combination of cash and such shares. BB&T's articles of incorporation do not authorize any special dissenters' rights.

 One Valley

  The WVCA provides that holders of One Valley common stock have dissenters' rights in connection with the merger so long as any shareholder of record of One Valley who objects to the merger complies with Sections 31-1-122 and 31-1-123 of the WVCA, the full texts of which are attached as Appendix B. Those provisions are summarized under the heading "Rights of Dissenting Shareholders" on page .

Liquidation Rights

 BB&T

  In the event of the liquidation, dissolution or winding-up of the affairs of BB&T, holders of outstanding shares of BB&T common stock are entitled to share, in proportion to their respective interests, in BB&T's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

  Because BB&T is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary's creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

 One Valley

  In the event of liquidation, dissolution or winding up of the affairs of One Valley, the rights of shareholders of One Valley's common stock are similar to those outlined above for BB&T's shareholders. Additionally, One Valley's right to participate in the assets of any affiliate bank upon an affiliate bank's liquidation or recapitalization is similar to the right outlined above for BB&T.

                             SHAREHOLDER PROPOSALS

  In the event that the merger is not completed, any proposal which a shareholder wishes to have presented at the next annual meeting of shareholders and included in One Valley's proxy materials must be received at the main office of One Valley, One Valley Square, Charleston, West Virginia
25326, no later than    , 2000. If such proposal is in compliance with all of
the requirements of Rule 14a-8 of the Securities Exchange Act, it will be included in One Valley's proxy statement and set forth on the form of proxy issued for the next annual meeting of shareholders, if applicable. Shareholders wishing to present proposals at such meeting (but not include them in One Valley's proxy materials) must also give notice of such proposals
to One Valley no later than    , 2000. It is urged that any proposals be sent
by certified mail, return receipt requested.

                                 OTHER BUSINESS

  The One Valley Board is not aware of any business to come before the meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

                                 LEGAL MATTERS

  The validity of the shares of BB&T common stock offered by this proxy statement/prospectus will be passed upon by Womble Carlyle Sandridge & Rice, PLLC, Washington, D.C., as counsel to BB&T. As of the date of this proxy statement/prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 54,000 shares of BB&T common stock.

                                    EXPERTS

  The consolidated financial statements of BB&T Corporation and its subsidiaries incorporated in this proxy statement/prospectus by reference to BB&T's Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

  The above referenced consolidated financial statements have not been restated to reflect the acquisition by BB&T of Premier Bancshares, Inc., on January 13, 2000, which was accounted for as a pooling of interests. Before this proxy statement/prospectus becomes effective, the consolidated financial statements of BB&T Corporation and its subsidiaries for the year ended December 31, 1999 will be restated to reflect the acquisition of Premier Bancshares, Inc. under the pooling-of-interests method of accounting.

  Ernst & Young LLP, independent auditors, have audited One Valley's consolidated financial statements incorporated herein by reference from its Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this proxy statement/ prospectus [to be filed prior to the effective date of this proxy statement/prospectus]. One Valley's financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on its authority as an expert in accounting and auditing.

  One Valley's Annual Report on Form 10-K for the year ended December 31, 1999 also incorporates by reference the audit report of Cherry, Bekaert & Holland, L.L.P. dated January 30, 1998 relating to the consolidated financial statements of FFVA Financing Corporation for the year ended December 31, 1997. One Valley acquired FFVA Financing Corporation in 1998 and FFVA Financing Corporation's financial statements are incorporated by reference in reliance on Cherry, Bekaert & Holland, L.L.P.'s report, given on its authority as an expert in accounting and auditing.

  One Valley expects representatives of Ernst & Young LLP to attend One Valley's special meeting. These representatives will have an opportunity to make a statement if they desire to do so, and One Valley expects that they will be available to respond to any appropriate questions you may have.

                      WHERE YOU CAN FIND MORE INFORMATION

  BB&T and One Valley file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or certain other information that the companies file with the SEC at the following SEC locations:

  Public Reference Room     New York Regional Office Chicago Regional Office
  450 Fifth Street, N.W.      7 World Trade Center       Citicorp Center
        Room 1024                  Suite 1300        500 West Madison Street
  Washington, D.C. 20549    New York, New York 10048        Suite 1400
                                                     Chicago, Illinois 60661-
                                                               2511

  BB&T has filed the registration statement to register with the SEC the BB&T common stock to be issued to One Valley shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BB&T. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in BB&T's registration statement or the exhibits to the registration statement.

  The SEC allows One Valley and BB&T to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

  This proxy statement/prospectus incorporates by reference the documents set forth below that One Valley and BB&T have previously filed with the SEC. These documents contain important information about One Valley and BB&T and their businesses. [to be updated]

BB&T SEC Filings (File No. 1-10853)
------------------------------------
Annual Report on Form 10-K................. For the fiscal year ended December 31, 1999
Quarterly Report on Form 10-Q.............. For the fiscal quarter ended March 31,
                                            2000*
Current Reports on Form 8-K................ Filed January 12, 2000, February 7, 2000,
                                            February 9, 2000 and April  , 2000
Registration Statements on Form 8-A
 (describing BB&T's common stock and
 concerning BB&T's shareholder
 rights plan) ............................. Filed September 4, 1991 and January 10,
                                            1997
One Valley SEC Filings (File No. 0-10042)
-----------------------------------------
Annual Report on Form 10-K ................ For the fiscal year ended December 31,
                                            1999*
Quarterly Report on Form 10-Q.............. For the fiscal quarter ended March 31,
                                            2000*
Current Reports on Form 8-K ............... Filed February 7, 2000 and February 14,
                                            2000
Registration Statements on Form 8-A/A
 (concerning One Valley's shareholder
 rights plan and describing One Valley's
 common stock) ............................ Filed on October 19, 1995, as amended on
                                            April 30, 1997 and May 22, 1997

--------
* to be filed prior to the effective date of this proxy statement/prospectus

  One Valley and BB&T also incorporate by reference additional documents that may be filed with the SEC between the date of this proxy statement/prospectus and the completion of the merger or the termination of the merger agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

  BB&T has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BB&T, and One Valley has supplied all such information relating to One Valley before the merger.

  If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this proxy statement/prospectus.

Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

           BB&T Corporation                   One Valley Bancorp, Inc.
         Shareholder Reporting                       Brien Chase
         Post Office Box 1290                     One Valley Square
  Winston-Salem, North Carolina 27102      Charleston, West Virginia 25326
            (336) 733-3021                         (304) 348-7000

If you would like to request documents please do so by     , 2000 [insert date
that is 5 business days before the meeting] to receive them before the meeting.

  You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. BB&T and One Valley have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this document. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this
document does not extend to you. This proxy statement/prospectus is dated    ,
2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of BB&T common stock in the merger creates any implication to the contrary.

                                                                      APPENDIX A



                      AGREEMENT AND PLAN OF REORGANIZATION

                                    BETWEEN
                            ONE VALLEY BANCORP, INC.
                                      and
                                BB&T CORPORATION

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 ARTICLE I DEFINITIONS...................................................  A-1
 ARTICLE II THE MERGER...................................................  A-6
    2.1  Merger.........................................................   A-6
    2.2  Filing; Plan of Merger.........................................   A-6
    2.3  Effective Time.................................................   A-6
    2.4  Closing........................................................   A-6
    2.5  Effect of Merger...............................................   A-6
    2.6  Further Assurances.............................................   A-7
    2.7  Merger Consideration...........................................   A-7
    2.8  Conversion of Shares; Payment of Merger Consideration..........   A-7
    2.9  Conversion of Stock Options....................................   A-8
    2.10 No Right to Dissent............................................   A-9
    2.11 Merger of Subsidiaries.........................................   A-9
    2.12 Anti-Dilution..................................................   A-9
 ARTICLE III REPRESENTATIONS AND WARRANTIES OF ONE VALLEY................ A-10
    3.1  Capital Structure..............................................  A-10
    3.2  Organization, Standing and Authority...........................  A-10
    3.3  Ownership of Subsidiaries......................................  A-10
    3.4  Organization, Standing and Authority of the Subsidiaries.......  A-11
    3.5  Authorized and Effective Agreement.............................  A-11
    3.6  Securities Filings; Financial Statements; Statements True......  A-11
    3.7  Minute Books...................................................  A-12
    3.8  Adverse Change.................................................  A-12
    3.9  Absence of Undisclosed Liabilities.............................  A-12
    3.10 Properties.....................................................  A-12
    3.11 Environmental Matters..........................................  A-12
    3.12 Loans; Allowance for Loan Losses...............................  A-13
    3.13 Tax Matters....................................................  A-13
    3.14 Employees; Compensation; Benefit Plans.........................  A-14
    3.15 Certain Contracts..............................................  A-17
    3.16 Legal Proceedings; Regulatory Approvals........................  A-17
    3.17 Compliance with Laws; Filings..................................  A-17
    3.18 Brokers and Finders............................................  A-18
    3.19 Repurchase Agreements; Derivatives.............................  A-18
    3.20 Deposit Accounts...............................................  A-18
    3.21 Related Party Transactions.....................................  A-18
    3.22 Certain Information............................................  A-19
    3.23 Accounting: Tax and Regulatory Matters.........................  A-19
         State Takeover Laws; No Supermajority Vote Required; Rights
    3.24 Plan...........................................................  A-19
    3.25 Labor Relations................................................  A-19
    3.26 Fairness Opinion...............................................  A-19
 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BB&T....................... A-19
    4.1  Capital Structure of BB&T......................................  A-20
    4.2  Organization, Standing and Authority of BB&T...................  A-20
    4.3  Authorized and Effective Agreement.............................  A-20
    4.4  Organization, Standing and Authority of BB&T Subsidiaries......  A-20
    4.5  Securities Documents; Statements True..........................  A-21
    4.6  Certain Information............................................  A-21
    4.7  Tax and Regulatory Matters.....................................  A-21
    4.8  Share Ownership................................................  A-21
    4.9  Legal Proceedings; Regulatory Approvals........................  A-21
    4.10 Adverse Change.................................................  A-22
    4.11 Absence of Undisclosed Liabilities.............................  A-22

                                                                            Page
                                                                            ----
 ARTICLE V COVENANTS....................................................... A-22
    5.1  One Valley Shareholder Meeting...................................  A-22
    5.2  Registration Statement; Proxy Statement/Prospectus...............  A-22
    5.3  Plan of Merger; Reservation of Shares............................  A-23
    5.4  Additional Acts..................................................  A-23
    5.5  Best Efforts.....................................................  A-23
    5.6  Certain Accounting Matters.......................................  A-23
    5.7  Access to Information............................................  A-24
    5.8  Press Releases...................................................  A-24
    5.9  Forbearances of One Valley.......................................  A-24
    5.10 Employment Agreements............................................  A-26
    5.11 Affiliates.......................................................  A-26
    5.12 Section 401(k) Plan; Other Employee Benefits.....................  A-26
    5.13 Directors and Officers Protection................................  A-28
    5.14 Forbearances of BB&T.............................................  A-28
    5.15 Reports..........................................................  A-29
    5.16 Exchange Listing.................................................  A-29
    5.17 Advisory Boards..................................................  A-29
    5.18 Reserved.........................................................  A-30
    5.19 Board of Directors of BB&T.......................................  A-30
    5.20 Treatment as Reorganization for Tax Purposes.....................  A-30

 ARTICLE VI CONDITIONS PRECEDENT........................................... A-30
    6.1  Conditions Precedent--BB&T and One Valley........................  A-30
    6.2  Conditions Precedent--One Valley.................................  A-30
    6.3  Conditions Precedent--BB&T.......................................  A-31

 ARTICLE VII TERMINATION, DEFAULT, WAIVER AND AMENDMENT.................... A-32
    7.1  Termination......................................................  A-32
    7.2  Effect of Termination............................................  A-32
    7.3  Survival of Representations, Warranties and Covenants............  A-33
    7.4  Waiver...........................................................  A-33
    7.5  Amendment or Supplement..........................................  A-33

 ARTICLE VIII MISCELLANEOUS................................................ A-33
    8.1  Expenses.........................................................  A-33
    8.2  Entire Agreement.................................................  A-33
    8.3  No Assignment....................................................  A-34
    8.4  Notices..........................................................  A-34
    8.5  Specific Performance.............................................  A-34
    8.6  Captions.........................................................  A-35
    8.7  Counterparts.....................................................  A-35
    8.8  Governing Law....................................................  A-35

ANNEXES

 Annex A        Articles of Merger
 Annex B-1, B-3 Employment Agreements with J. Holmes Morrison, Frederick H.
  and B-4        Belden and Laurance G. Jones (omitted)
 Annex B-2      Reserved
 Annex C-1 and  Forms of Employment Agreement with various officers (omitted)
  C-2

                     AGREEMENT AND PLAN OF REORGANIZATION

  THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement"), dated as of February 6, 2000 is between ONE VALLEY BANCORP, INC., a West Virginia corporation having its principal office at One Valley Square, Charleston, West Virginia ("One Valley"), and BB&T CORPORATION, a North Carolina corporation having its principal office at Winston-Salem, North Carolina ("BB&T");

                                   RECITALS:

  The parties desire that One Valley shall be merged into BB&T (said transaction being hereinafter referred to as the "Merger") pursuant to a plan of merger (the "Plan of Merger") substantially in the form attached as Annex A hereto, and the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby.

  The parties intend that the Merger be treated as a "reorganization" as defined in Section 368 of the Code. As a condition and inducement to BB&T's willingness to enter into the Agreement, One Valley is concurrently granting to BB&T an option to acquire, under certain circumstances, 6,700,000 shares of the common stock, par value $10.00 per share, of One Valley.

  NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

1.1 Definitions

  When used herein, the capitalized terms set forth below shall have the following meanings:

  "Advisory Board Establishment Date" shall mean, with respect to each One Valley Subsidiary that is a bank or savings institution, the date determined by BB&T to be, with respect to each such One Valley Subsidiary, not later than January 1 following the close of the calendar year in which it is merged into BB&T or a BB&T Subsidiary.

  "Affiliate" means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

  "Articles of Merger" shall mean the Articles of Merger required to be filed with the office of the Secretary of State of North Carolina, as provided in
Section 55-11-05 of the NCBCA, and with the office of the Secretary of State of West Virginia, as provided in Sections 31-1-36 and 31-1-118 of the WVCA.

  "Bank Holding Company Act" shall mean the Federal Bank Holding Company Act of 1956, as amended.

  "BB&T Common Stock" shall mean the shares of voting common stock, par value $5.00 per share, of BB&T, with rights attached issued pursuant to Rights Agreement dated December 17, 1996 between BB&T and Branch Banking and Trust Company, as Rights Agent, relating to BB&T's Series B Junior Participating Preferred Stock, $5.00 par value per share.

  "BB&T Option Agreement" shall mean the Stock Option Agreement dated as of even date herewith, as amended from time to time, under which BB&T has an option to purchase shares of One Valley Common Stock, which shall be executed immediately following execution of this Agreement.

  "BB&T Subsidiaries" shall mean Branch Banking and Trust Company, Branch Banking and Trust Company of South Carolina and Branch Banking and Trust Company of Virginia.

  "Benefit Plan Determination Date" shall mean, with respect to each employee pension or welfare benefit plan or program maintained by One Valley at the Effective Time, the date determined by BB&T, with respect to each such plan or program.

  "Business Day" shall mean all days other than Saturdays, Sundays and Federal Reserve holidays.

  "CERCLA" shall mean the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq.

  "Code" shall mean the Internal Revenue Code of 1986, as amended.

  "Commission" shall mean the Securities and Exchange Commission.

  "CRA" shall mean the Community Reinvestment Act of 1977, as amended.

  "Disclosed" shall mean disclosed in the One Valley Disclosure Memorandum in a manner that references the Section number herein pursuant to which such disclosure is being made or so that the Section or Section under which such disclosure is being made is reasonably apparent.

  "Environmental Claim" means any notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigative costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from a violation of the Environmental Laws or the presence or release into the environment of any Hazardous Substances.

  "Environmental Laws" means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over and including common law in respect of, pollution or protection of the environment, including without limitation CERCLA, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

  "FDIC" shall mean the Federal Deposit Insurance Corporation.

  "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

  "Financial Advisor" shall mean Merrill Lynch & Co., Inc. or another investment banking firm of national standing.

  "Financial Statements" shall mean: (a) with respect to BB&T, (i) the consolidated balance sheet (including related notes and schedules, if any) of BB&T as of December 31, 1998, 1997, and 1996, and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1998, 1997, and 1996, as filed by BB&T in Securities Documents, and (ii) the consolidated balance sheets of BB&T (including related notes and schedules, if any) and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by BB&T with respect to periods ended subsequent to December 31, 1998; and (b) with respect to One Valley, (i) the consolidated statements of financial condition (including related notes and schedules, if any) of One Valley as of December 31, 1998, 1997 and 1996, and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1998, 1997 and 1996 as filed by One Valley in Securities Documents, and (ii) the consolidated statements of financial condition of One Valley (including related notes and schedules, if any) and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) included in Securities Documents filed by One Valley with respect to periods ended subsequent to December 31, 1998.

  "GAAP" shall mean generally accepted accounting principles applicable to banks and their holding companies and Subsidiaries, as in effect at the relevant date.

  "Hazardous Substances" means any substance or material (i) identified in CERCLA; (ii) determined to be toxic, a pollutant or a contaminant under any applicable federal, state or local statutes, law, ordinance, rule or regulation, including but not limited to petroleum products; (iii) asbestos;
(iv) radon; (v) poly-chlorinated biphiphenyls and (vi) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful to human health or the environment.

  "IRS" shall mean the Internal Revenue Service.

  "Knowledge" shall mean, as used with respect to a Person, the personal knowledge, after due inquiry, of the chief executive officer, chief financial officer, chief operating officer, chief credit officer and general counsel of such Person.

  "Material Adverse Effect" on BB&T or One Valley shall mean an event, change, or occurrence which, individually or together with one or more other events, changes or occurrences, (i) has, or is reasonably likely to have, a material adverse effect on the financial condition, results of operations, business or stockholders' equity of BB&T and the BB&T Subsidiaries taken as a whole, or One Valley and the One Valley Subsidiaries taken as a whole, or (ii) materially impairs the ability of BB&T or One Valley to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include any effect of (a) actions and omissions of BB&T or One Valley taken with the prior written consent of the other in contemplation of the transactions contemplated hereby, (b) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or relating to any litigation arising as a result of the Merger, or (c) any change in general economic conditions, including changes in interest rates, affecting banks and their holding companies generally, except to the extent that such change affects One Valley or BB&T, as the case may be, in a manner materially different from the manner in which it affects other banking organizations or (d) subject to compliance with Section 6.3(e), changes in laws or accounting requirements affecting banks and their holding companies generally.

  "NCBCA" shall mean the North Carolina Business Corporation Act, as amended.

  "NYSE" shall mean the New York Stock Exchange, Inc.

  "One Valley Common Stock" shall mean the shares of voting common stock, par value $10.00 per share, of One Valley with rights attached issued pursuant to Rights Agreement dated October 18, 1995 between One Valley and One Valley Bank, National Association, as Rights Agent.

  "One Valley Disclosure Memorandum" shall mean the written information in one or more documents, each of which (a) is entitled "One Valley Disclosure Memorandum," (b) is dated and delivered to BB&T on or before the date of this Agreement and (c) describes in reasonable detail the matters contained therein. Each disclosure made therein shall be in existence on the date of this Agreement and shall specifically reference each Section of this Agreement under which such disclosure is made or be presented in a manner so that the Section or Sections under which such disclosure is made shall be reasonably apparent. The inclusion of a given item in the Disclosure Memorandum shall not be deemed a conclusion or admission that such item (or any other item) is material or has a Material Adverse Effect.

  "One Valley Preferred Stock" shall mean the shares of nonvoting Preferred Stock, $10.00 par value, of One Valley.

  "One Valley Subsidiaries" shall mean One Valley Bank, National Association, One Valley Bank of Huntington, Inc., One Valley Bank of Mercer County, Inc., One Valley Bank-East, N.A., One Valley Bank, Inc., One Valley Bank-South, Inc., One Valley Bank-North, Inc., One Valley Bank-Central Virginia, N.A., One Valley Bank-Shenandoah, One Valley Square, Inc., Valley Security Insurance Company, Inc., One Valley Insurance Corporation, Carson Insurance Agency, Inc. and any and all other Subsidiaries of One Valley as of the date hereof and any corporation, bank, savings association, or other organization acquired as a Subsidiary of One Valley after the date hereof and held as a Subsidiary by One Valley at the Effective Time.

  "Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, association, unincorporated organization, agency, other entity or group of entities, or governmental body.

  "Proxy Statement/Prospectus" shall mean the proxy statement and prospectus, together with any supplements thereto, to be sent to shareholders of One Valley to solicit their votes in connection with a proposal to approve this Agreement and the Plan of Merger.

  "Registration Statement" shall mean the registration statement of BB&T as declared effective by the Commission under the Securities Act, including any post-effective amendments or supplements thereto as filed with the Commission under the Securities Act, with respect to the BB&T Common Stock to be issued in connection with the transactions contemplated by this Agreement.

  "Rights" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests (other than rights pursuant to the Rights Agreements described under the definitions of "BB&T Common Stock" and "One Valley Common Stock"), and stock appreciation rights, performance units and similar stock-based rights whether or not they obligate the issuer thereof to issue stock or other securities or to pay cash.

  "Securities Act" shall mean the Securities Act of 1933, as amended.

  "Securities Documents" shall mean all reports, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws, including but not limited to periodic and other reports filed pursuant to Section 13 of the Exchange Act.

  "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939 as amended; and the rules and regulations of the Commission promulgated thereunder.

  "Stock Option" shall mean an option to acquire shares of One Valley Common Stock granted under any of the Stock Option Plans that is outstanding and unexercised on the date hereof.

  "Stock Option Plans" shall mean One Valley's Amended and Restated 1993 Incentive Stock Option Plan, 1983 Incentive Stock Option Plan, Mountaineer Bankshares Incentive Stock Option Plan, CSB Financial Corporation 1993 Incentive Stock Option Plan, CSB Financial Corporation 1993 Stock Option Plan for Outside

Directors, and FFVA Financial Corporation Qualified and Non-Qualified Stock Option Plans for Directors, Senior Officer and Officers.

  "Subsidiaries" shall mean all those corporations, associations, or other business entities of which the entity in question either owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (in determining whether one entity owns or controls 50% or more of the outstanding equity securities of another, equity securities owned or controlled in a fiduciary capacity shall be deemed owned and controlled by the beneficial owner).

  "Superior Offer" shall mean a proposal or offer to acquire or purchase all or a substantial portion of the assets of or a substantial equity interest in, or to effect any recapitalization, liquidation or dissolution involving or a business combination or other similar transaction with, One Valley or any One Valley Subsidiary (including, without limitation, a tender offer or exchange offer to purchase One Valley Common Stock) other than as contemplated by this
Agreement: (i) that did not arise from or involve a breach or violation by One Valley of Section 5.9(k) or any other provision of this Agreement; (ii) that the One Valley Board of Directors determines in its good faith judgment, based, among other things, on advice of the Financial Advisor, to be more favorable to the One Valley shareholders than the Merger; and (iii) the financing for the implementation of which, to the extent required, is then committed or in the good faith reasonable judgment of the One Valley Board of Directors, based, among other things, on advice of the Financial Advisor, is capable of being obtained by the party making the proposal or offer.

  "TILA" shall mean the Truth in Lending Act, as amended.

  "WVCA" shall mean the West Virginia Corporation Act, as amended.

1.2 Terms Defined Elsewhere

  The capitalized terms set forth below are defined in the following sections:

   Agreement                       Introduction
   BB&T                            Introduction
   BB&T Option Plan               Section 2.9(a)
   Closing                          Section 2.4
   Closing Date                     Section 2.4
   Closing Value                  Section 2.7(b)
   Constituent Corporations         Section 2.1
   Dissenting Shareholder          Section 2.10
   Dissenting Shares               Section 2.10
   Effective Time                   Section 2.3
   Employer Entity               Section 5.12(a)
   Exchange Ratio                 Section 2.7(a)
   Maximum Amount                  Section 5.13
   Merger                              Recitals
   Merger Consideration           Section 2.7(a)
   One Valley                      Introduction
   PBGC                      Section 3.14(b)(iv)
   Plan                       Section 3.14(b)(i)
   Plan of Merger                      Recitals
   Surviving Corporation          Section 2.1(a)
   Transferred Employee          Section 5.12(a)

                                  ARTICLE II
                                  THE MERGER

2.1 Merger

  BB&T and One Valley are constituent corporations (the "Constituent Corporations") to the Merger as contemplated by the NCBCA and the WVCA. At the Effective Time:

      (a) One Valley shall be merged into BB&T in accordance with the applicable provisions of the NCBCA and the WVCA, with BB&T being the surviving corporate entity (hereinafter sometimes referred to as the "Surviving Corporation").

       (b) The separate existence of One Valley shall cease and the Merger shall in all respects have the effects provided in Section 2.5.

      (c) The Articles of Incorporation of BB&T at the Effective Time shall become the Articles of Incorporation of the Surviving Corporation.

      (d) The Bylaws of BB&T at the Effective Time shall become the Bylaws of the Surviving Corporation.

2.2 Filing; Plan of Merger

  The Merger shall not become effective unless this Agreement and the Plan of Merger are duly approved by shareholders holding at least a majority of the shares of One Valley Common Stock entitled to vote. Upon fulfillment or waiver of the conditions specified in Article VI and provided that this Agreement has not been terminated pursuant to Article VII, the Constituent Corporations will cause the Articles of Merger to be executed and filed with the Secretary of State of North Carolina and the Secretary of State of West Virginia, as provided in Section 55-11-05 of the NCBCA and Section 31-1-36 of the WVCA, respectively.

2.3 Effective Time

  The Merger shall be effective at the day and hour specified in the Articles of Merger as filed as provided in Section 2.2 (herein sometimes referred to as the "Effective Time").

2.4 Closing

  The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina, at 10:00 a.m. on the date designated by BB&T which is within thirty days following the satisfaction of the conditions to Closing set forth in Article VI (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing) or such later date as the parties may otherwise agree (the "Closing Date").

2.5 Effect of Merger

  From and after the Effective Time, the separate existence of One Valley shall cease, and the Surviving Corporation shall thereupon and thereafter, to the extent consistent with its Articles of Incorporation, possess all of the rights, privileges, immunities and franchises, of a public as well as a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and each and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim, existing action or proceeding, civil or criminal, pending by or against either of the

Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and any judgment rendered against either of the Constituent Corporations may be enforced against the Surviving Corporation. Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by reason of the Merger.

2.6 Further Assurances

  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds (including, without limitation, any confirmatory deeds required by Section 31-1-37(b) of the WVCA), assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, the Constituent Corporations agree that such Constituent Corporations and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions.

2.7 Merger Consideration

  (a) As used herein, the term "Merger Consideration" shall mean the number of shares of BB&T Common Stock (to the nearest ten thousandth of a share) to be exchanged for each share of One Valley Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock that would otherwise be distributable to a One Valley shareholder as provided in Section 2.7(b). The number of shares of BB&T Common Stock to be issued for each issued and outstanding share of One Valley Common Stock (the "Exchange Ratio") shall be 1.28.

  (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the closing price per share of BB&T Common Stock on the NYSE at 4:00 p.m. eastern time on the Closing Date as reported on NYSEnet.com (or, if not reported thereon, another authoritative source) (the "Closing Value").

2.8 Conversion of Shares; Payment of Merger Consideration

  (a) At the Effective Time, by virtue of the Merger and without any action on the part of One Valley or the holders of record of One Valley Common Stock, each share of One Valley Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of One Valley Common Stock (as provided in subsection (d) below), the Merger Consideration.

  (b) Each share of BB&T Common Stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

  (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of One Valley Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration and any declared and unpaid dividends thereon. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of One Valley Common Stock. With respect to any certificate for One Valley Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective Time, One Valley's transfer books shall be closed and no transfer of the shares of One Valley Common Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

  (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each One Valley shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of One Valley Common Stock. Upon proper surrender of such certificates or other evidence of ownership meeting the requirements of Section 2.8(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration and any declared and unpaid dividends thereon.

  (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time which have been declared or made by One Valley in respect of shares of One Valley Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, subject to compliance by One Valley with Section 5.9(b). To the extent permitted by law, former shareholders of record of One Valley shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of One Valley Common Stock are converted, regardless of whether such holders have exchanged their certificates representing One Valley Common Stock for certificates representing BB&T Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the thirtieth day after the Effective Time shall be delivered to the holder of any certificate representing One Valley Common Stock until such holder surrenders such certificate for exchange as provided in this Section 2.8. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of One Valley Common Stock represented by such certificate.

2.9 Conversion of Stock Options

  (a) At the Effective Time, each Stock Option then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable, shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option in accordance with the terms of the Stock Option Plans, except that from and after the Effective
Time: (i) BB&T and its Compensation Committee shall be substituted for One Valley and the Compensation Committee of One Valley's Board of Directors administering the Stock Option Plans; (ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock; (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of One Valley Common Stock subject to such Stock Option immediately prior to the Effective Time by the Exchange Ratio; and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions:
(A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options which are incentive stock options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Options and the Stock Option Plans under which they were granted. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Commission Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and One Valley agree to take all necessary steps to effectuate the foregoing provisions of this
Section 2.9. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, if it has not already done so, and to the extent One Valley shall have a registration statement in effect or an obligation to file a registration statement, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Exchange Act, BB&T shall administer the Stock Option Plans assumed pursuant to this Section 2.9 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time. One Valley hereby represents that the Stock Option Plans in their current forms comply with Rule 16b-3 to the extent, if any, required as of the date hereof.

  (b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant's rights pursuant thereto.

  (c) Eligibility to receive grants of options to purchase BB&T Common Stock following the Effective Time shall be determined by BB&T in accordance with its plans and procedures as in effect from time to time, subject to any contractual obligations.

2.10 Dissenting Shares

  Any holder of shares of One Valley Common Stock who shall have properly exercised rights to dissent with respect to the Merger and to demand payment of the "fair value" of the shareholder's shares (the "Dissenting Shares") in accordance with the WVCA (the "Dissenting Shareholder") shall thereafter have only such rights, if any, as are provided a dissenting shareholder under the WVCA and shall have no rights to receive the Merger Consideration under Sections 2.7 and 2.8 (provided, that nothing contained herein shall limit such Dissenting Shareholder's rights to the payment of all accrued and unpaid dividends); provided, however, that if a Dissenting Shareholder shall withdraw (in accordance with the WVCA) the demand for such appraisal or shall become ineligible for such appraisal, then such Dissenting Shareholder's Dissenting Shares automatically shall cease to be Dissenting Shares and shall be converted into and represent only the right to receive from the Surviving Corporation, upon surrender of the certificates representing the Dissenting Shares, the Merger Consideration provided for in Section 2.7 and accrued and unpaid dividends as provided in Section 2.8(c) and Section 2.8(e).

2.11 Merger of Subsidiaries

  In the event that BB&T shall request, One Valley shall take such actions, and shall cause the One Valley Subsidiaries to take such actions, as may reasonably be required in order to effect, at the Effective Time, the merger of one or more of the One Valley Subsidiaries into, in each case, one of the BB&T Subsidiaries.

2.12 Anti-Dilution

  In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF ONE VALLEY

  Except as Disclosed, One Valley represents and warrants to BB&T as follows (the representations and warranties herein of One Valley are made as of the date hereof and, as contemplated by Section 6.3(a), will also be evaluated as of the Closing Date subject to the applicable standard set forth in Section 6.3(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit BB&T not to consummate the Merger under such applicable standard):

3.1 Capital Structure

  The authorized capital stock of One Valley consists of 70,000,000 shares of One Valley Common Stock and 1,000,000 shares of One Valley Preferred Stock. As of the date of this Agreement, One Valley has 33,698,223 shares of One Valley Common Stock issued and outstanding and no shares of One Valley Preferred Stock issued and outstanding. No other classes of capital stock of One Valley, common or preferred, are authorized, issued or outstanding. All outstanding shares of One Valley capital stock have been duly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock have been reserved for any purpose, except for (i) shares of One Valley Common Stock reserved in connection with the Stock Option Plans, and (ii) 6,700,000 shares of One Valley Common Stock reserved in connection with the BB&T Option Agreement. As of the date of this Agreement, One Valley has granted options to acquire 1,020,988.77 shares of One Valley Common Stock under the Stock Option Plans or outstanding agreements and awards, which options remain outstanding as of the date hereof. Except as set forth in this Section 3.1, there are no Rights authorized, issued or outstanding with respect to, nor are there any agreements, understandings or commitments relating to the right of any One Valley shareholder to own, to vote or to dispose of, the capital stock of One Valley, except as set forth in the rights described in the definition of One Valley Common Stock. Holders of One Valley Common Stock do not have preemptive rights.

3.2 Organization, Standing and Authority

  One Valley is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets. One Valley is not required to be qualified to do business in any other state of the United States or foreign jurisdiction.

3.3 Ownership of Subsidiaries

  Section 3.3 of the One Valley Disclosure Memorandum lists all of the One Valley Subsidiaries and One Valley's ownership percentage in, and the business activities of, each such One Valley Subsidiary. The outstanding shares of capital stock or other equity interests of the One Valley Subsidiaries are validly issued and outstanding, fully paid and nonassessable (subject to 12 USC (S)55 and similar state statutes), and all such shares are directly or indirectly owned by One Valley free and clear of all liens, claims and encumbrances or preemptive rights of any person. No Rights are authorized, issued or outstanding with respect to the capital stock or other equity interests of the One Valley Subsidiaries, and there are no agreements, understandings or commitments relating to the right of One Valley to own, to vote or to dispose of said interests. None of the shares of capital stock or other equity interests of the One Valley Subsidiaries has been issued in violation of the preemptive rights of any person. Section 3.3 of the One Valley Disclosure Memorandum also lists all shares of capital stock or other securities or ownership interests of any corporation, partnership, joint venture, or other organization (other than the One Valley Subsidiaries and stock or other securities held in a fiduciary capacity) owned directly or indirectly by One Valley.

3.4 Organization, Standing and Authority of the Subsidiaries

  Each One Valley Subsidiary that is a depository institution is a federally chartered or West Virginia or Virginia chartered bank with its deposits insured by the FDIC. Each of the One Valley Subsidiaries is validly existing and in good standing under the laws of its jurisdiction of organization. Each of the One Valley Subsidiaries has full power and authority to carry on its business as now conducted, and is duly qualified to do business and in good standing in each jurisdiction Disclosed with respect to it. Each One Valley Subsidiary is qualified to do business in each other state of the United States or foreign jurisdiction where required to conduct its business and is not engaged in any type of activities that have not been Disclosed.

3.5 Authorized and Effective Agreement

  (a) One Valley has all requisite corporate power and authority to enter into and (subject to receipt of all necessary governmental approvals and the receipt of approval of the One Valley shareholders of this Agreement and the Plan of Merger) to perform all of its obligations under this Agreement, the Articles of Merger and the BB&T Option Agreement. The execution and delivery of this Agreement and the Articles of Merger, and consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action, except, in the case of this Agreement and the Plan of Merger, the approval of the One Valley shareholders pursuant to and to the extent required by applicable law. This Agreement and the Plan of Merger constitute legal, valid and binding obligations of One Valley, and each is enforceable against One Valley in accordance with its terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of the rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally; and (ii) general principles of equity (whether applied in a court of law or in equity).

  (b) Neither the execution and delivery of this Agreement, the Articles of Merger or the BB&T Option Agreement, nor consummation of the transactions contemplated by this Agreement or the Articles of Merger, nor compliance by One Valley with any of the provisions hereof or thereof, shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of One Valley or any One Valley Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of One Valley or any One Valley Subsidiary pursuant to, any note, bond, mortgage, indenture, license, permit, contract, agreement or other instrument or obligation, or (iii) subject to receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to One Valley or any One Valley Subsidiary.

  (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by One Valley of the Merger and the other transactions contemplated in this Agreement.

3.6 Securities Documents; Financial Statements; Statements True

  (a) One Valley has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1996. One Valley has Disclosed or made available to BB&T a true and complete copy of each Securities Document filed by One Valley with the Commission after December 31, 1996 and prior to the date hereof, which are all of the Securities Documents that One Valley was required to file during such period. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (b) The Financial Statements of One Valley fairly present or will fairly present, as the case may be, the consolidated financial position of One Valley and the One Valley Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

  (c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by One Valley or any One Valley Subsidiary to BB&T contains or will contain any untrue or misleading statement of a material fact.

3.7 Minute Books

  The minute books of One Valley and each of the One Valley Subsidiaries contain or will contain at Closing accurate records of all meetings and other corporate actions of their respective shareholders and Boards of Directors (including committees of the Board of Directors), and the signatures contained therein are the true signatures of the persons whose signatures they purport to be.

3.8 Adverse Change

  Since September 30, 1999, One Valley and the One Valley Subsidiaries have not incurred any liability, whether accrued, absolute or contingent, except as disclosed in the most recent One Valley Financial Statements, or entered into any transactions with Affiliates, in each case other than in the ordinary course of business consistent with past practices, nor has there been any adverse change or any event involving a prospective adverse change in the business, financial condition, results of operations or stockholders' equity of One Valley or any of the One Valley Subsidiaries.

3.9 Absence of Undisclosed Liabilities

  All liabilities (including contingent liabilities) of One Valley and the One Valley Subsidiaries are disclosed in the most recent Financial Statements of One Valley or are normally recurring business obligations incurred in the ordinary course of its business since the date of One Valley's most recent Financial Statements.

3.10 Properties

  (a) One Valley and the One Valley Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible and intangible, reflected on the consolidated balance sheet included in the Financial Statements of One Valley as of December 31, 1998 or acquired after such date, except for (i) liens for current taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent, or (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business.

  (b) All leases and licenses pursuant to which One Valley or any One Valley Subsidiary, as lessee or licensee, leases or licenses rights to real or personal property are valid and enforceable in accordance with their respective terms.

3.11 Environmental Matters

  (a) One Valley and the One Valley Subsidiaries are and at all times have been in compliance with all Environmental Laws. Neither One Valley nor any One Valley Subsidiary has received any communication alleging that One Valley or the One Valley Subsidiary is not in such compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

  (b) There are no pending Environmental Claims, neither One Valley nor any One Valley Subsidiary has received notice of any pending Environmental Claims, and there are no conditions or facts existing which might reasonably be expected to result in legal, administrative, arbitration or other proceedings asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature seeking to impose, or that could result in the imposition of, any liability arising under any Environmental Laws upon (i) One Valley or any One Valley Subsidiary, (ii) any person or entity whose liability for any Environmental Claim One Valley or any One Valley Subsidiary has or may have retained or assumed, either contractually or by operation of law, (iii) any real or personal property owned or leased by One Valley or any One Valley Subsidiary, or any real or personal property which One Valley or any One Valley Subsidiary has or is judged to have managed or supervised or participated in the management of, or (iv) any real or personal property in which One Valley or any One Valley Subsidiary holds a security interest securing a loan recorded on the books of One Valley or any One Valley Subsidiary. Neither One Valley nor any One Valley Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability under any Environmental Laws.

  (c) One Valley and the One Valley Subsidiaries are in compliance with all recommendations contained in any environmental audits, analyses and surveys received by One Valley relating to all real and personal property owned or leased by One Valley or any One Valley Subsidiary and all real and personal property of which One Valley or any One Valley Subsidiary has or is judged to have managed or supervised or participated in the management of.

  (d) There are no past or present actions, activities, events or incidents or, to the Knowledge of One Valley, circumstances or conditions that could reasonably form the basis of any Environmental Claim, or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws, against One Valley or any One Valley Subsidiary or against any person or entity whose liability for any Environmental Claim One Valley or any One Valley Subsidiary has or may have retained or assumed, either contractually or by operation of law.

3.12 Loans; Allowance for Loan Losses

  (a) All of the loans on the books of One Valley and the One Valley Subsidiaries are valid and properly documented and were made in the ordinary course of business, and the security therefor, if any, is valid and properly perfected. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, nor One Valley's procedures and practices of approving or rejecting loan applications, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including, without limitation, the TILA, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

  (b) The allowances for loan losses reflected on the consolidated balance sheets included in the Financial Statements of One Valley are, in the reasonable judgment of One Valley management, adequate as of their respective dates under the requirements of GAAP and applicable regulatory requirements and guidelines.

3.13 Tax Matters

  (a) One Valley and the One Valley Subsidiaries and each of their predecessors have timely filed (or requests for extensions have been timely filed and any such extensions either are pending or have been granted and have not expired) all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Time. Neither One Valley nor any One Valley Subsidiary has or will have any liability for any such taxes in excess of the amounts so paid or reserves or accruals so established. One Valley and the One Valley Subsidiaries have paid, or where payment is not required to have been made have set up an adequate reserve or accrual for payment of, all taxes required to be paid or accrued for the preceding or current fiscal year for which a return is not yet due.

  (b) All federal, state and local (and, if applicable, foreign) tax returns filed by One Valley and the One Valley Subsidiaries are complete and accurate. Neither One Valley nor any One Valley Subsidiary is delinquent in the payment of any tax, assessment or governmental charge. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against One Valley or any One Valley Subsidiary which have not been settled and paid. There are currently no agreements in effect with respect to One Valley or any One Valley Subsidiary to extend the period of limitations for the assessment or collection of any tax. No audit examination or deficiency or refund litigation with respect to such returns is pending.

  (c) Deferred taxes have been provided for in accordance with GAAP consistently applied.

  (d) Neither One Valley nor any of the One Valley Subsidiaries is a party to any tax allocation or sharing agreement or has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was One Valley or a One Valley subsidiary) or has any liability for taxes of any person (other than One Valley and the One Valley Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract or otherwise.

  (e) Each of One Valley and the One Valley Subsidiaries is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

  (f) Neither One Valley nor any of the One Valley Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code.

3.14 Employees; Compensation; Benefit Plans

  (a) Compensation. One Valley has Disclosed a complete and correct list of the name, age, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each director, shareholder, independent contractor, consultant and agent of One Valley and of each One Valley Subsidiary and each other person (in each case other than as an employee) to whom One Valley or any One Valley Subsidiary pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

  (b) Employee Benefit Plans.

     (i) One Valley has Disclosed an accurate and complete list of all Plans, as defined below, contributed to, maintained or sponsored by One Valley or any One Valley Subsidiary, to which One Valley or any One Valley Subsidiary is obligated to contribute or has any liability or potential liability, whether direct or indirect, including all Plans contributed to, maintained or sponsored by each member of the controlled group of corporations, within the meaning of Sections 414(b), 414(c), 414(m) and 414(o) of the Code, of which One Valley or any One Valley Subsidiary is a member. For purposes of this Agreement, the term "Plan" shall mean a plan, arrangement, agreement or program described in the foregoing provisions of this Section 3.14(b)(i) and which is: (A) a profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, whether or not funded and whether or not terminated; (B) an employment agreement; (C) a personnel policy or fringe benefit plan, policy, program or arrangement providing for benefits or perquisites to current or former employees, officers, directors or agents, whether or not funded, and whether or not terminated, including, without limitation, benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, severance, medical, dental, hospitalization, life insurance and other types of insurance; or (D) any other employee benefit plan as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated.

     (ii) Neither One Valley nor any One Valley Subsidiary contributes to, has an obligation to contribute to or otherwise has any liability or potential liability with respect to (A) any multiemployer plan as defined in Section 3(37) of ERISA, (B) any plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and regulations promulgated thereunder), or (C) any plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or former employees or directors, their spouses or dependents, other than in accordance with Section 4980B of the Code or applicable state continuation coverage law.

     (iii) None of the Plans obligates One Valley or any One Valley Subsidiary to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as such term is used in Section 280G of the Code (and regulations promulgated thereunder).

     (iv) Each Plan, and all related trusts, insurance contracts and funds, has been maintained, funded and administered in compliance in all respects with its own terms and in compliance in all respects with all applicable laws and regulations, including but not limited to ERISA and the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands with respect to the Plans (other than routine claims for benefits) are pending or threatened, and there are no facts which could give rise to or be expected to give rise to any actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands. No Plan that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA has incurred any "accumulated funding deficiency" as such term is defined in such Sections of ERISA and the Code, whether or not waived, and each Plan has always fully met the funding standards required under Title I of ERISA and Section 412 of the Code. No liability to the Pension Benefit Guaranty Corporation ("PBGC") (except for routine payment of premiums) has been or is expected to be incurred with respect to any Plan that is subject to Title IV of ERISA, no reportable event (as such term is defined in Section 4043 of ERISA) for which the PBGC has not waived notice has occurred with respect to any such Plan, and the PBGC has not commenced or threatened the termination of any Plan. None of the assets of One Valley or any One Valley Subsidiary is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code, neither One Valley nor any One Valley Subsidiary has been required to post any security pursuant to
  Section 307 of ERISA or Section 401(a)(29) of the Code, and there are no facts which could be expected to give rise to such lien or such posting of security. No event has occurred and no condition exists that would subject One Valley or any One Valley Subsidiary to any tax under Sections 4971, 4972, 4976, 4977 or 4979 of the Code or to a fine or penalty under Section 502(c) of ERISA.

     (v) Each Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to the qualification under the Code of such Plan and the tax exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax exempt status of such related trust.

     (vi) No underfunded "defined benefit plan" (as such term is defined in Section 3(35) of ERISA) has been, during the five years preceding the Closing Date, transferred out of the controlled group of corporations (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) of which One Valley or any One Valley Subsidiary is a member or was a member during such five-year period.

     (vii) As of December 31, 1999, the fair market value of the assets of each Plan that is a tax qualified defined benefit plan equaled or exceeded, and as of the Closing Date will equal or exceed, the present value of all vested and nonvested liabilities thereunder determined in accordance with reasonable actuarial methods, factors and assumptions applicable to a defined benefit plan on an ongoing basis. With respect to each Plan that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA, all required contributions for all periods ending prior to or as of the Closing Date (including periods from the first day of the then-current plan year to the Closing Date and including all quarterly contributions required in accordance with Section 412(m) of the Code) shall have been made. With respect to each other Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made. No tax qualified Plan has any unfunded liabilities.

     (viii) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual exemption) has occurred with respect to any Plan which would result in the imposition, directly or indirectly, of any excise tax, penalty or other liability under Section 4975 of the Code or Section 409 or 502(i) of ERISA. Neither One Valley nor, to the Knowledge of One Valley, any One Valley Subsidiary, any trustee, administrator or other fiduciary of any Plan, or any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner that could subject One Valley or any One Valley Subsidiary to any liability for breach of fiduciary duty under ERISA or any other applicable law.

     (ix) With respect to each Plan, all reports and information required to be filed with any government agency or distributed to Plan participants and their beneficiaries have been duly and timely filed or distributed.

     (x) One Valley and each One Valley Subsidiary has been and is presently in compliance with all of the requirements of Section 4980B of the Code.

     (xi) Neither One Valley nor any One Valley Subsidiary has a liability as of December 31, 1998 under any Plan that, to the extent disclosure is required under GAAP, is not reflected on the consolidated balance sheet included in the Financial Statements of One Valley as of December 31, 1998 or otherwise Disclosed.

     (xii) Neither the consideration nor implementation of the transactions contemplated under this Agreement will increase (A) One Valley's or any One Valley Subsidiary's obligation to make contributions or any other payments to fund benefits accrued under the Plans as of the date of this Agreement or (B) the benefits accrued or payable with respect to any participant under the Plans (except to the extent benefits may be deemed increased by accelerated vesting, accelerated allocation of previously unallocated Plan assets or by the conversion of all stock options in accordance with Section 2.9).

     (xiii) With respect to each Plan, One Valley has Disclosed or made available to BB&T, true, complete and correct copies of (A) all documents pursuant to which the Plans are maintained, funded and administered, including summary plan descriptions, (B) the three most recent annual reports (Form 5500 series) filed with the IRS (with attachments), (C) the three most recent actuarial reports, if any, (D) the three most recent financial statements, (E) all governmental filings for the last three years, including, without limitation, excise tax returns and reportable events filings, and (F) all governmental rulings, determinations, and opinions (and pending requests for governmental rulings, determinations, and opinions) during the past three years.

     (xiv) Each of the Plans as applied to One Valley and any One Valley Subsidiary may be amended or terminated at any time by action of One Valley's Board of Directors, or such One Valley's Subsidiary's Board of Directors, as the case may be, or a committee of such Board of Directors or duly authorized officer, in each case subject to the terms of the Plan and compliance with applicable laws and regulations (and limited, in the case of multiemployer plans, to termination of the participation of One Valley or a One Valley Subsidiary thereunder).

3.15 Certain Contracts

  (a) Neither One Valley nor any One Valley Subsidiary is a party to, is bound or affected by, or receives benefits under (i) any agreement, arrangement or commitment, written or oral, that would be required to be disclosed pursuant to Item 601(b)(4) (without regard to clause (ii) thereof) or Item 601(b)(10) (disregarding the exception therein for contracts entered into in the ordinary course of business) of Regulation S-K (other than loans or loan commitments made or certificates or deposits received in the ordinary course of the banking business), or any agreement restricting its ability to engage in any line of business, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument, written or oral, relating to the borrowing of money by One Valley or any One Valley Subsidiary or the guarantee by One Valley or any One Valley Subsidiary of any such obligation, which cannot be terminated within less than 60 days after the Closing Date by One Valley or any One Valley Subsidiary (without payment of any material penalty or cost, except with respect to Federal Home Loan Bank or Federal Reserve Bank advances), (iii) any agreement, arrangement or commitment, written or oral, relating to the employment of a consultant, independent contractor or agent, or the employment, election or retention in office of any present or former director or officer, which cannot be terminated within less than 60 days after the Closing Date by One Valley or any One Valley Subsidiary (without payment of any material penalty or cost), or that provides benefits which are contingent, or the application of which is altered, upon the occurrence of a transaction involving One Valley of the nature contemplated by this Agreement or the BB&T Option Agreement, or (iv) any agreement or plan, written or oral, including any Stock Option Plans, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the BB&T Option Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the BB&T Option Agreement. Each matter Disclosed pursuant to this Section 3.15(a) is in full force and effect as of the date hereof.

  (b) Neither One Valley nor any One Valley Subsidiary is in default under any agreement, commitment, arrangement, lease, insurance policy, or other instrument Disclosed or that should be Disclosed in Section 3.15(a) of the One Valley Disclosure Memorandum, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

3.16 Legal Proceedings; Regulatory Approvals

  There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the Knowledge of One Valley, threatened against One Valley, any One Valley Subsidiary or any asset, interest, Plan or right of One Valley or any One Valley Subsidiary, or, to the Knowledge of One Valley, against any officer, director or employee of any of them in their capacity as such. There are no actions, suits or proceedings instituted, pending or, to the Knowledge of One Valley, threatened against any present or former director or officer of One Valley or any One Valley Subsidiary that could reasonably be expected to give rise to a claim against One Valley or any One Valley Subsidiary for indemnification. There are no actual or, to the Knowledge of One Valley, threatened actions, suits or proceedings which present, or could reasonably be expected to present, a claim to restrain or prohibit the transactions contemplated herein or in the BB&T Option Agreement. To the Knowledge of One Valley, no fact or condition relating to One Valley or any One Valley Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent One Valley or BB&T from obtaining all of the federal and state regulatory approvals contemplated herein.

3.17 Compliance with Laws; Filings

  Each of One Valley and each One Valley Subsidiary is in compliance with all statutes and regulations (including, but not limited to, the CRA, the TILA and regulations promulgated thereunder, and other consumer banking laws), and has obtained and maintained all permits, licenses and registrations applicable to the conduct of its business, and neither One Valley nor any One Valley Subsidiary has received written or, to One Valley's

Knowledge, oral notification that has not lapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation,
(ii) threatening to revoke any permit, license, registration, or other government authorization, or (iii) restricting or in any way limiting its operations. Neither One Valley nor any One Valley Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any written or, to One Valley's Knowledge, oral communication requesting that it enter into any of the foregoing. Since December 31, 1996, each of One Valley and each One Valley Subsidiary has filed all reports, registrations, notices and statements, and any amendments thereto, that it was required to file with federal and state regulatory authorities, including, without limitation, the Commission, FDIC, Federal Reserve Board and applicable state regulators. Each such report, registration, notice and statement, and each amendment thereto, complied with applicable legal requirements.

3.18 Brokers and Finders

  Neither One Valley nor any One Valley Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, in the Plan of Merger or in the BB&T Option Agreement, except for an obligation to the Financial Advisor for investment banking services, the nature and extent of which has been Disclosed, and except for fees to accountants and lawyers.

3.19 Repurchase Agreements; Derivatives

  (a) With respect to all agreements currently outstanding pursuant to which One Valley or any One Valley Subsidiary has purchased securities subject to an agreement to resell, One Valley or the One Valley Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which One Valley or any One Valley Subsidiary has sold securities subject to an agreement to repurchase, neither One Valley nor the One Valley Subsidiary has pledged collateral in excess of the amount of the debt secured thereby. Neither One Valley nor any One Valley Subsidiary has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

  (b) Neither One Valley nor any One Valley Subsidiary is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheets in the Financial Statements, which is a financial derivative contract (including various combinations thereof), except for options and forwards entered into in the ordinary course of its mortgage lending business consistent with past practice and current policy.

3.20 Deposit Accounts

  The deposit accounts of the One Valley Subsidiaries that are depository institutions are insured by the FDIC to the maximum extent permitted by federal law, and the One Valley Subsidiaries have paid all premiums and assessments and filed all reports required to have been paid or filed under all rules and regulations applicable to the FDIC.

3.21 Related Party Transactions

  All existing transactions, investments and loans, including loan guarantees existing as of the date hereof to which One Valley or any One Valley Subsidiary is a party with any director, executive officer or 5% shareholder of One Valley or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing are on terms no less favorable to One Valley than could be obtained from unrelated parties; and no such transaction, investment or loan, if lost, discontinued or defaulted, would or could be reasonably expected to have a Material Adverse Effect on the business of One Valley.

3.22 Certain Information

  When the Proxy Statement/Prospectus is mailed, and at the time of the meeting of shareholders of One Valley to vote on this Agreement and the Plan of Merger, information supplied by One Valley for inclusion in the Proxy Statement/Prospectus and all amendments or supplements thereto shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.23 Accounting; Tax and Regulatory Matters

  Neither One Valley nor any One Valley Subsidiary has taken or agreed to take any action that would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling of interests or not to constitute a reorganization under Section 368 of the Code or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

3.24 State Takeover Laws; No Supermajority Vote Required; Rights Plan

  One Valley and each One Valley Subsidiary have taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable moratorium, fair price, business combination, control share or other anti-takeover laws, and no such law shall be activated or applied as a result of such transactions. The provisions of Article VI.1 of One Valley's Articles of Incorporation are not applicable to the Merger or the other transactions contemplated in this Agreement, and neither the Articles of Incorporation nor the Bylaws of One Valley contain a provision that requires more than a majority of the shares of One Valley Common Stock entitled to vote to approve the Merger or any of the other transactions contemplated in this Agreement. The rights attached to shares of One Valley Common Stock described in the definition of One Valley Common Stock are not and will not become exercisable by holders thereof as a result of execution of this Agreement or consummation of the transactions contemplated herein.

3.25 Labor Relations

  Neither One Valley nor any One Valley Subsidiary is the subject of any claim or allegation that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is One Valley or any One Valley Subsidiary party to any collective bargaining agreement. There is no strike or other labor dispute involving One Valley or any One Valley Subsidiary, pending or threatened, or to the Knowledge of One Valley, is there any activity involving any employees of One Valley or any One Valley Subsidiary seeking to certify a collective bargaining unit or engaging in any other organization activity.

3.26 Fairness Opinion

  One Valley has received from the Financial Advisor an opinion that, as of the date hereof, the Merger Consideration is fair to the shareholders of One Valley from a financial point of view.

                                  ARTICLE IV
                        REPRESENTATIONS AND WARRANTIES
                                    OF BB&T

  BB&T represents and warrants to One Valley as follows (the representations and warranties herein of BB&T are made as of the date hereof and, as contemplated by Section 6.2(a), will also be evaluated as of the Closing Date subject to the applicable standard set forth in Section 6.2(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit One Valley not to consummate the Merger under such applicable standard):

4.1 Capital Structure of BB&T

  The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 500,000,000 shares of BB&T Common Stock of which 331,170,260 shares were issued and outstanding as of December 31, 1999. All outstanding shares of BB&T Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The shares of BB&T Common Stock reserved as provided in Section 5.3 are free of any Rights and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of BB&T Common Stock do not have preemptive rights.

4.2 Organization, Standing and Authority of BB&T

  BB&T is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, and is duly qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification. BB&T is registered as a bank holding company under the Bank Holding Company Act.

4.3 Authorized and Effective Agreement

  (a) BB&T has all requisite corporate power and authority to enter into and (subject to receipt of all necessary government approvals) perform all of its obligations under this Agreement. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BB&T. This Agreement and the Plan of Merger attached hereto constitute legal, valid and binding obligations of BB&T, and each is enforceable against BB&T in accordance with its terms, in each case subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors; and (ii) general principles of equity.

  (b) Neither the execution and delivery of this Agreement or the Articles of Merger, nor consummation of the transactions contemplated hereby, nor compliance by BB&T with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of BB&T or any BB&T Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of BB&T or any BB&T Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BB&T or any BB&T Subsidiary.

  (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by BB&T of the Merger and the other transactions contemplated in this Agreement.

4.4 Organization, Standing and Authority of BB&T Subsidiaries

  Each of the BB&T Subsidiaries is duly organized, validly existing and in good standing under applicable laws. BB&T owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the BB&T Subsidiaries. Each of the BB&T Subsidiaries (i) has full power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.5 Securities Documents; Financial Statements; Statements True

  (a) BB&T has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1996. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (b) The Financial Statements of BB&T fairly present or will fairly present, as the case may be, the consolidated financial position of BB&T and its Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the periods then ended (subject in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

  (c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by BB&T or any other BB&T Subsidiary to One Valley contains or will contain any untrue or misleading statement of material fact.

4.6 Certain Information

  When the Proxy Statement/Prospectus is mailed, and at all times subsequent to such mailing up to and including the time of the meeting of shareholders of One Valley to vote on the Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to BB&T, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.7 Accounting; Tax and Regulatory Matters

  Neither BB&T nor any BB&T Subsidiary has taken or agreed to take any action that would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling of interests or not to constitute a reorganization under Section 368 of the Code, or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b); provided, that nothing contained herein shall limit the ability of BB&T to exercise its rights under the BB&T Option Agreement.

4.8 Share Ownership

  As of the date of this Agreement, BB&T does not own (except in a fiduciary capacity) any shares of One Valley Common Stock.

4.9 Legal Proceedings; Regulatory Approvals

  There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the Knowledge of BB&T, threatened against BB&T or any BB&T Subsidiary or any asset, interest, Plan or right of BB&T or any BB&T Subsidiary, or, to the Knowledge of BB&T, against any officer, director or employee of any of them in their capacity as such. There are no actions, suits or proceedings instituted, pending or, to the Knowledge of BB&T, threatened against any present or former director or officer of BB&T or any BB&T Subsidiary that could reasonably be expected to give rise to a claim against BB&T or any BB&T Subsidiary for indemnification. There are no actual or, to the Knowledge of BB&T, threatened actions, suits or proceedings instituted, which present, or could reasonably be expected to present, a claim to restrain or prohibit the transactions contemplated herein. To the Knowledge of BB&T, no fact or condition relating to BB&T or any BB&T Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent BB&T or One Valley from obtaining all of the federal and state regulatory approvals contemplated herein.

4.10 Adverse Change

  Since September 30, 1999, BB&T and the BB&T Subsidiaries have not incurred any liability, whether accrued, absolute or contingent, except as disclosed in the most recent BB&T Financial Statements, or entered into any transactions with Affiliates, in each case other than in the ordinary course of business consistent with past practices, nor has there been any adverse change or any event involving a prospective adverse change in the financial condition, results of operations or stockholders' equity of BB&T or any of the BB&T Subsidiaries.

4.11 Absence of Undisclosed Liabilities

  All liabilities (including contingent liabilities) of BB&T and the BB&T Subsidiaries are disclosed in the most recent Financial Statements of BB&T or are normally recurring business obligations incurred in the ordinary course of its business since the date of BB&T's most recent Financial Statements.

                                   ARTICLE V
                                   COVENANTS

5.1 One Valley Shareholder Meeting

  One Valley shall submit this Agreement and the Plan of Merger to its shareholders for approval at a meeting to be held as soon as reasonably practicable following the effectiveness of the Registration Statement. By approving this Agreement and authorizing its execution, the Board of Directors of One Valley agrees that it shall, at the time the Proxy Statement/Prospectus is mailed to the shareholders of One Valley, recommend that One Valley's shareholders vote for such approval; provided, that the Board of Directors of One Valley may withdraw, modify, condition or refuse to make such recommendation only if the Board of Directors shall determine in good faith, after consultation with outside legal counsel, that such recommendation should not be made in light of its fiduciary duty to One Valley's shareholders following (i) a Superior Offer, or (ii) the withdrawal, or material modification that results in a revocation, of the opinion referenced in
Section 3.26 by the Financial Advisor or (iii) the delivery to the One Valley Board of Directors of written advice from the Financial Advisor that the Merger Consideration is either not fair or is inadequate to the shareholders of One Valley from a financial point of view.

5.2 Registration Statement; Proxy Statement/Prospectus

  As promptly as practicable after the date hereof, BB&T shall prepare and file the Registration Statement with the Commission. One Valley will furnish to BB&T the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and again before any amendments are filed, and shall have the right to review and consult with BB&T on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. BB&T shall prepare such Registration Statement such that, at the time it becomes effective and at the Effective Time, it shall in all material respects conform to the requirements of the Securities Act and the applicable rules and regulations of the Commission (provided that no covenant is made by BB&T as to information provided by One Valley for inclusion in the Registration Statement). The Registration Statement shall include the form of Proxy Statement/Prospectus. BB&T and One Valley shall use all reasonable efforts to cause the Proxy Statement/Prospectus to be cleared by the Commission for mailing to the One Valley shareholders, and such Proxy Statement/Prospectus shall, on the date of mailing, conform in all material respects to the requirements of the Securities Laws and the applicable rules and regulations of the Commission thereunder. One Valley shall cause the Proxy Statement/Prospectus to be mailed to shareholders in accordance with all applicable notice requirements under the Securities Laws, the WVCA and the rules and regulations of the NYSE.

5.3 Plan of Merger; Reservation of Shares

  At the Effective Time, the Merger shall be effected in accordance with the Plan of Merger. In connection therewith, BB&T acknowledges that it (i) has adopted the Plan of Merger and (ii) will pay or cause to be paid when due the Merger Consideration. BB&T has reserved for issuance such number of shares of BB&T Common Stock as shall be necessary to pay the Merger Consideration and agrees not to take any action that would cause the aggregate number of authorized shares of BB&T Common Stock available for issuance hereunder not to be sufficient to effect the Merger. If at any time the aggregate number of shares of BB&T Common Stock reserved for issuance hereunder is not sufficient to effect the Merger, BB&T shall take all appropriate action as may be required to increase the number of shares of BB&T Common Stock reserved for such purpose.

5.4 Additional Acts

  (a) One Valley agrees to take such actions requested by BB&T as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is BB&T or a BB&T Subsidiary) the transactions contemplated hereby, provided that such modifications do not change the Merger Consideration (or the tax treatment thereof) or abrogate the covenants and other agreements contained in this Agreement, including, without limitation, the covenant not to take any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

  (b) As promptly as practicable after the date hereof, BB&T shall submit, and, to the extent required, One Valley shall submit, notice or applications for prior approval of the transactions contemplated herein to the Federal Reserve Board and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby. One Valley and BB&T each represents and warrants to the other that all information included (or submitted for inclusion) concerning it, its respective Subsidiaries, and any of its respective directors, officers and shareholders, shall be true, correct and complete in all material respects as of the date presented.

5.5 Best Efforts

  Each of BB&T and One Valley shall use, and shall cause each of their respective Subsidiaries to use, its best efforts in good faith to (i) furnish such information as may be required in connection with and otherwise cooperate in the preparation and filing of the documents referred to in Sections 5.2 and
5.4 or elsewhere herein, and (ii) take or cause to be taken all action necessary or desirable on its part to fulfill the conditions in Article VI, including, without limitation, executing and delivering, or causing to be executed and delivered, such representations, certificates and other instruments or documents as may be reasonably requested by BB&T's legal counsel for such counsel to issue the opinion contemplated by Section 6.1(e), and to consummate the transactions herein contemplated at the earliest possible date. Neither BB&T nor One Valley shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

5.6 Certain Accounting Matters

  One Valley shall cooperate with BB&T concerning (i) accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account BB&T's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices, and (ii) One Valley's lending, investment or asset/liability management policies; provided, that any action by One Valley or a One Valley Subsidiary taken pursuant to this Section 5.6 shall not be deemed to constitute or result in the breach of any representation, warranty, covenant or closing condition of One Valley contained in this Agreement. One Valley shall not be required to modify or change any such policies or practices, however, until the earlier of (A) such time as BB&T acknowledges that all conditions to its obligation to consummate the Merger have been waived or satisfied (other than the delivery of certificates, opinions and other instruments and documents to be delivered at Closing or otherwise to be dated at the Effective Time, the delivery of which shall continue to be a condition to BB&T's obligation to consummate the Merger) or (B) immediately prior to the Effective Time.

5.7 Access to Information

  One Valley and BB&T will each keep the other advised of all material developments relevant to its business and the businesses of its Subsidiaries, and to consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, One Valley shall afford to representatives of BB&T access, during normal business hours during the period prior to the Effective Time, to all of the properties, books, contracts, commitments and records of One Valley and the One Valley Subsidiaries and, during such period, shall make available all information concerning their businesses as may be reasonably requested. No investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations hereunder of, either party hereto. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement pursuant to
Section 7.1. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

5.8 Press Releases

  BB&T and One Valley shall agree with each other as to the form and substance of any press release related to this Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.

5.9 Forbearances of One Valley

  Except with the prior written consent of BB&T (which consent shall not be unreasonably or arbitrarily withheld or delayed), between the date hereof and the Effective Time, One Valley shall not, and shall cause each of the One Valley Subsidiaries not to:

     (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any new Subsidiary or engage in any new type of activity or expand any existing activities;

     (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled quarterly dividends of $0.26 (subject to increase at the time and in an amount consistent with past practices) per share of One Valley Common Stock payable on record dates and in amounts consistent with past practices; provided that any dividend declared or payable on the shares of One Valley Common Stock for the quarterly period during which the Effective Time occurs shall, unless otherwise agreed upon in writing by BB&T and One Valley, be declared with a record date prior to the Effective Time only if the normal record date for payment of the corresponding quarterly dividend to holders of BB&T Common Stock is before the Effective Time;

     (c) issue any shares of its capital stock (including treasury shares), except pursuant to the Stock Option Plans with respect to options outstanding on the date hereof or pursuant to the BB&T Option Agreement;

     (d) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization other than pursuant to the Stock Option Plans or Plans in existence on the date hereof, in the ordinary course of business consistent with past practices; provided, that in no event shall Rights to purchase more than 175,000 shares of the capital stock of One Valley (subject to adjustment for organic changes) be granted between the date hereof and the Effective Time.

     (e) amend its Articles of Incorporation or Bylaws;

     (f) impose or permit imposition, of any lien, charge or encumbrance on any share of stock held by it in any One Valley Subsidiary, or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

     (g) merge with any other entity or permit any other entity to merge into it, or consolidate with any other entity; acquire control over any other entity; or liquidate, sell or otherwise dispose of any material amount of assets or acquire any material amount of assets other than in the ordinary course of its business consistent with past practices;

     (h) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

     (i) increase the rate of compensation of any of its directors, officers or employees (excluding increases in compensation resulting from the exercise of compensatory stock options), or pay or agree to pay any bonus to, or provide any new employee benefit or incentive to, any of its directors, officers or employees, except for increases or payments made in the ordinary course of business consistent with past practice pursuant to plans or arrangements in effect on the date hereof;

     (j) enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, however, that this subparagraph shall not prevent renewal of any of the foregoing consistent with past practice;

     (k) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of or a substantial equity interest in, or any recapitalization, liquidation or dissolution involving or a business combination or other similar transaction with, One Valley or any One Valley Subsidiary other than as contemplated by this Agreement; or authorize any officer, director, agent or affiliate of One Valley or any One Valley Subsidiary to do any of the above; or fail to notify BB&T immediately if any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated; provided, that this Section 5.9(k) shall not apply to furnishing information to or participating in negotiations or discussions with any Person that has made, or that the One Valley Board of Directors determines in good faith is reasonably likely to make, a Superior Offer, if the One Valley Board of Directors determines in good faith, after consultation with outside legal counsel, that it should take such actions in light of its fiduciary duty to One Valley's shareholders;

     (l) enter into, other than as contemplated in this Agreement, (i) any material agreement, arrangement or commitment not made in the ordinary course of business, (ii) any agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by One Valley or a One Valley Subsidiary or guarantee by One Valley or a One Valley Subsidiary of any obligation, (iii) any agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause shall not apply to the election of directors by shareholders or the reappointment of officers in the normal course), or (iv) any contract, agreement or understanding with a labor union;

     (m) change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation, or directives, and except that after approval of the

  Agreement and the Plan of Merger by its shareholders and after receipt of the requisite regulatory approvals for the transactions contemplated by this Agreement and the Plan of Merger, One Valley shall cooperate in good faith with BB&T to adopt policies, practices and procedures consistent with those utilized by BB&T, effective on or before the Closing Date;

     (n) change its methods of accounting in effect at December 31, 1998 in any material respect, except as required by changes in GAAP concurred in by BB&T, which concurrence shall not be unreasonably withheld, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1998, except as required by changes in law or regulation;

     (o) incur any commitments for capital expenditures or obligations to make capital expenditures in excess of $250,000 for any one expenditure, or $1,000,000 in the aggregate; provided that commitments or obligations in place prior to the date hereof shall not be counted towards these thresholds.

     (p) incur any material indebtedness other than deposits from customers, advances from the Federal Home Loan Bank or Federal Reserve Bank and reverse repurchase arrangements in the ordinary course of business;

     (q) take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling of interests or not to constitute a reorganization under Section 368 of the Code as determined by BB&T, (ii) result in any inaccuracy of a representation or warranty herein which would allow for a termination of this Agreement, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

     (r) dispose of any material assets other than in the ordinary course of business; or

     (s) agree to do any of the foregoing.

5.10 Employment Agreements

  In addition to the Employment Agreements substantially in the form of Annexes B-1, B-3 and B-4 hereto between BB&T's specified BB&T Subsidiary and
J. Holmes Morrison, Frederick H. Belden and Laurance G. Jones, respectively, which have been entered into concurrently herewith to become effective at the Effective Time, BB&T (or its specified BB&T Subsidiary) agrees to enter into employment agreements substantially in the form of Annex C-1 or C-2 hereto with up to 16 individuals who are officers of One Valley or a One Valley Subsidiary, which individuals and the form of agreement applicable to each are to be specified by One Valley with the consent of BB&T.

5.11 Affiliates

  One Valley shall use its best efforts to cause all persons who are Affiliates of One Valley to deliver to BB&T promptly following execution of this Agreement a written agreement providing that such person will not dispose of BB&T Common Stock received in the Merger, except in compliance with the Securities Act and the rules and regulations promulgated thereunder and as consistent with qualifying the transactions contemplated hereby for pooling-of-interests accounting treatment, and in any event shall use its best efforts to cause such Affiliates to deliver to BB&T such written agreement prior to the Closing Date.

5.12 Section 401(k) Plan; Other Employee Benefits

  (a) Effective on the Benefit Plan Determination Date for the 401(k) plan of One Valley, BB&T shall, in its sole discretion, cause the 401(k) plan of One Valley to be (i) merged with the 401(k) plan maintained by BB&T and its subsidiaries, (ii) frozen or (iii) terminated, in each case subject to the receipt of all applicable regulatory or governmental approvals. Each employee of One Valley at the Effective Time who (A) becomes an employee immediately following the Effective Time of BB&T or any subsidiary of BB&T (a "Transferred Employee") and is a participant in the 401(k) plan of One Valley, and (B) continues in the employment of BB&T or any subsidiary of BB&T (an "Employer Entity") until the Benefit Plan Determination Date for the 401(k) plan of One Valley, shall be eligible to participate in BB&T's 401(k) plan as of such Benefit Plan Determination Date. All rights to participate in BB&T's 401(k) plan are subject to BB&T's rights to amend or to terminate the plan. Until such Benefit Plan Determination Date, BB&T shall continue in effect for the benefit of participating employees the Section 401(k) plan of One Valley. For purposes of administering BB&T's 401(k) plan, service with One Valley and the One Valley Subsidiaries shall be deemed to be service with BB&T for participation and vesting purposes, but not for purposes of benefit accrual.

  (b) Effective on the Benefit Plan Determination Date for the One Valley Defined Benefit Pension Plan, BB&T shall, in its sole discretion, cause the One Valley Defined Benefit Pension Plan to be (i) merged with the defined benefit pension plan maintained by BB&T and its subsidiaries, (ii) frozen or
(iii) terminated, in each case subject to the receipt of all applicable regulatory or governmental approvals. Each Transferred Employee who (A) is a participant in One Valley Defined Benefit Pension Plan at the Effective Time, and (B) continues in the employment of an Employer Entity until its Benefit Plan Determination Date, shall be eligible to participate in BB&T's pension plan as of such Benefit Plan Determination Date. All rights to participate in BB&T's pension plan are subject to BB&T's right to amend or terminate the plan. As of the close of business immediately preceding the Benefit Plan Determination Date for the One Valley Defined Benefit Pension Plan, BB&T shall determine the accrued benefit thereunder for each participant continuing in the service of an Employer Entity. Such accrued benefit shall be determined by taking into account service and compensation following the Effective Time, and the accrued benefit as so determined shall be the accrued benefit under the BB&T pension plan for service prior to the Benefit Plan Determination Date (and shall be added to the benefit accrued under the BB&T pension plan for service and compensation beginning with the Benefit Plan Determination Date). For purposes of administering BB&T's pension plan, service with One Valley and the One Valley Subsidiaries shall be deemed to be service with BB&T for participation and vesting purposes, but not for purposes of benefit accrual.

  (c) As of the Benefit Plan Determination Date for each group hospitalization, medical, dental, life, disability and other welfare benefit plan or program available to employees of the Employer Entity, each Transferred Employee, together with his or her dependents and beneficiaries, shall generally be eligible to participate in such plan or program, subject to
(i) its eligibility requirements and other terms and (ii) the Transferred Employee being employed by an Employer Entity as of its Benefit Plan Determination Date. With respect to health care coverage, participation in BB&T's plans may be subject to availability of HMO options. In any case in which HMO coverage is not available, substitute coverage will be provided which may not be fully comparable to the HMO coverage. With respect to any welfare benefit plan or program of One Valley which the Employer Entity determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by the Employer Entity, the Employer Entity shall continue such One Valley plan or program in effect for the benefit of the Transferred Employees so long as they remain eligible to participate and until they shall become eligible to become participants in the corresponding plan or program maintained by the Employer Entity (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the Employer Entity to terminate such plan or program). For purposes of administering the welfare plans and programs subject to this Section 5.12(c), (A) service with One Valley shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service (except as otherwise provided in Section 5.12(d)), and (B) each Transferred Employee shall receive credit for any co-payment and deductibles paid prior to the Benefit Plan Determination Date (to the same extent such credit was given under the analogous Plan prior to such Benefit Plan Determination Date) in satisfying any applicable deductibles, co-payments or out-of-pocket expenses.

  (d) Except to the extent of commitments herein or other contractual commitments, if any, specifically made or assumed hereunder by BB&T, neither BB&T nor any Employer Entity shall have any obligation to continue to employ any Transferred Employee in any specific job, at any specified level of compensation, incentive payments, benefits or perquisites, or at all. If a Transferred Employee is terminated by an Employer Entity (other than a transfer of employment to another Employer Entity), and such Transferred Employee was a party at the Effective Time to a Change in Control Severance Agreement with One Valley (a "Severance Agreement") which was not terminated by an agreement executed by the Transferred Employee as of the Effective Time, such Transferred Employee shall be entitled to severance pay in accordance with the Severance Agreement and any additional benefit payable under the One Valley Special Severance Policy referenced below. A Transferred Employee shall be entitled to severance pay under the One Valley Special Severance Policy (as amended and restated 4/27/99) if and to the extent he or she is eligible for severance pay under such Policy, except that, the Transferred Employee shall be eligible for severance pay under the Policy if he or she is terminated within eighteen months following the Effective Time.

  (e) BB&T agrees to honor all employment agreements, severance agreements and deferred compensation agreements that One Valley and the One Valley Subsidiaries have with their current and former employees and directors and which have been Disclosed to BB&T pursuant to this Agreement, except to the extent any such agreements shall be superseded or terminated at the Closing or following the Closing Date. Except for the agreements described in the preceding sentence and except as otherwise provided in this Section 5.12, the employee benefit plans of One Valley shall, in the sole discretion of BB&T, be frozen, terminated or merged into comparable plans of BB&T as of the Effective Time or at such time thereafter as BB&T shall determine in its sole discretion; provided that BB&T agrees that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the Transferred Employees and former One Valley employees who retired under the Plans of One Valley will continue to be provided with benefits under benefit plans (other than stock options or other stock-based incentive plans) which in the aggregate are substantially comparable to (i) those provided immediately prior to the Effective Time under the Plans of One Valley to such Transferred Employees and former employees or (ii) those provided to similarly situated employees of BB&T; provided, however, that Transferred Employees covered by collective bargaining agreements, if any, need not be provided with such benefits.

5.13 Directors and Officers Protection

  BB&T or a BB&T Subsidiary shall provide and keep in force for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of One Valley for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in One Valley's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 175% of the annual premium payments on One Valley's policy in effect as of the date hereof (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. Notwithstanding the foregoing, BB&T further agrees to indemnify all individuals who are or have been officers, directors or employees of One Valley or any One Valley Subsidiary prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time to the fullest extent lawful. If BB&T or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of BB&T shall assume the obligations set forth in this Section 5.13.

5.14 Forbearances of BB&T

  Except with the prior written consent of One Valley, which consent shall not be arbitrarily or unreasonably withheld or delayed, between the date hereof and the Effective Time, neither BB&T nor any BB&T Subsidiary shall take any action (or, in the case of clause (i), fail to take any action) that would or might be expected to (i) cause the business combination contemplated hereby not to be accounted for as a pooling of interests or not to constitute a reorganization under Section 368 of the Code; (ii) result in any inaccuracy of a representation or warranty herein which would allow for termination of this Agreement; (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied; (iv) exercise the BB&T Option Agreement other than in accordance with its terms, or dispose of the shares of One Valley Common Stock issuable upon exercise of the option rights conferred thereby other than as permitted by the terms thereof; or (v) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

5.15 Reports

  Each of One Valley and BB&T shall file (and shall cause the One Valley Subsidiaries and the BB&T Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Commission and any other regulatory authorities having jurisdiction over such party, and shall deliver to BB&T or One Valley, as the case may be, copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Commission, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to the absence of notes and to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the Commission will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a regulatory authority other than the Commission shall be prepared in accordance with requirements applicable to such reports.

5.16 Exchange Listing

  BB&T shall use its reasonable best efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of BB&T Common Stock to be issued to the holders of One Valley Common Stock pursuant to the Merger, and BB&T shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

5.17 Advisory Boards

  (a) As of the Effective Time, BB&T shall offer to each of the members of the One Valley Board of Directors a seat on the BB&T Advisory Board for West Virginia. Except as provided in Section 5.17(d), the Advisory Board members appointed pursuant to this Section 5.17(a) and who continue to serve shall receive, as compensation for service on the Advisory Board, Advisory Board member fees (annual retainer and attendance

  (b) As of the Advisory Board Establishment Date for each One Valley Subsidiary that is a bank or savings institution, BB&T shall offer to the members of the Board of Directors of such One Valley Subsidiary a seat on the BB&T Advisory Board for such One Valley Subsidiary's market area. During the period commencing at the Effective Time and ending on the Advisory Board Establishment Date for each such One Valley Subsidiary, the directors of such One Valley Subsidiary shall continue to serve as such so long as they continue to meet the requirements for serving. In addition, as of the Effective Time, BB&T shall offer to R. Marshall Evans, Jr. a seat on the BB&T Advisory Board for Georgia. Except as provided in Section 5.17(d), the Advisory Board members appointed pursuant to this Section 5.17(b) and who continue to serve shall receive, as compensation for service on the Advisory Board, Advisory Board member fees (annual retainer and attendance fees) in accordance with BB&T's standard schedule of fees for service thereon as in effect from time to time.

  (c) Notwithstanding anything herein to the contrary, membership of any person on any Advisory Board shall be conditional upon his or her execution of a noncompetition and nonsolicitation agreement reasonably acceptable to BB&T.

  (d) Notwithstanding the provisions of Section 5.17, no fees will be paid to any member of any Advisory Board who is also an employee of BB&T or an Affiliate of BB&T.

5.18 Reserved

5.19 Board of Directors of BB&T

  As soon as practicable following the Effective Time, the BB&T Board of Directors shall (i) increase the number of directors comprising the Board of Directors to 23 pursuant to Article III, Section 2 of BB&T's Bylaws and (ii) elect J. Holmes Morrison and another individual to be selected on or before the Effective Time by mutual agreement of the Chief Executive Officer of One Valley and the Chief Executive Officer of BB&T to fill the two vacancies created by such increase, as permitted by Article III, Section 6 of BB&T's Bylaws. Each of Mr. Morrison and the selected individual shall serve for so long as he or she is elected and qualifies, subject to the right of removal for cause. In addition, as soon as practicable following the Effective Time, BB&T's Chief Executive Officer shall appoint, and the BB&T Board of Directors shall elect, J. Holmes Morrison to BB&T's Executive Committee.

5.20 Treatment as Reorganization for Tax Purposes

  Each of One Valley and BB&T shall treat the Merger as a reorganization within the meaning of Section 368 of the Code for all federal income tax purposes.

                                  ARTICLE VI
                             CONDITIONS PRECEDENT

6.1 Conditions Precedent--BB&T and One Valley

  The respective obligations of BB&T and One Valley to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:

    (a) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, and consummation of the transactions contemplated hereby and thereby, shall have been duly and validly taken, including, without limitation, the approval of the shareholders of One Valley of the Agreement and the Plan of Merger;

    (b) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, no proceedings shall be pending or to the Knowledge of BB&T threatened by the Commission to suspend the effectiveness of such Registration Statement and the BB&T Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applicable state securities laws;

    (c) The parties shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement and the Plan of Merger; all notice periods and waiting periods with respect to such approvals shall have passed and all such approvals shall be in effect; and

    (d) None of BB&T, any of the BB&T Subsidiaries, One Valley or any of the One Valley Subsidiaries shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement.

6.2 Conditions Precedent--One Valley

  The obligations of One Valley to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by One Valley pursuant to Section 7.4:

    (a) All representations and warranties of BB&T shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by One Valley. There shall not exist inaccuracies in the representations and warranties of BB&T set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on BB&T;

    (b) BB&T shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement;

    (c) BB&T shall have delivered to One Valley a certificate, dated the Closing Date and signed by its Chairman or President or an Executive Vice President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d), 6.2(a) and 6.2(b), to the extent applicable to BB&T, have been satisfied;

    (d) The shares of BB&T Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

    (e) One Valley shall have received an opinion of Sullivan & Cromwell, subject to customary assumptions and representations, substantially to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code.

6.3 Conditions Precedent--BB&T

  The obligations of BB&T to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by BB&T pursuant to Section 7.4:

    (a) All representations and warranties of One Valley shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by BB&T. The representations and warranties of One Valley set forth in Sections 3.3 (solely with respect to the ownership by One Valley of the One Valley Subsidiaries) and 3.24 shall be true and correct (except for inaccuracies that are immaterial in amount). There shall not exist inaccuracies in the representations and warranties of One Valley set forth in this Agreement (including the representations and warranties set forth in the Sections designated in the preceding sentence) such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a Material Adverse Effect on One Valley and the One Valley Subsidiaries taken as a whole;

    (b) No regulatory approval shall have imposed any condition or requirement which, in the reasonable opinion of the Board of Directors of BB&T, would so materially adversely affect the business or economic benefits to BB&T of the transactions contemplated by this Agreement as to render consummation of such transactions inadvisable or unduly burdensome; provided that any such condition or requirement shall not relate principally to any regulatory violation or other failure on the part of BB&T or a divestiture requirement that is consistent with regulatory precedent;

    (c) One Valley shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement;

    (d) One Valley shall have delivered to BB&T a certificate, dated the Closing Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(c), 6.3(a) and 6.3(c), to the extent applicable to One Valley, have been satisfied;

    (e) BB&T shall have received letters, dated as of the date of filing of the Registration Statement with the Commission and as of the Effective Time, addressed to BB&T, in form and substance reasonably satisfactory to BB&T, from Arthur Andersen, LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment as in effect on the date hereof; and

    (f) BB&T shall have received an opinion of BB&T's legal counsel, in form and substance satisfactory to BB&T, substantially to the effect that the Merger will constitute one or more reorganizations under Section 368 of the Code and that the shareholders of One Valley will not recognize any gain or loss to the extent that such shareholders exchange shares of One Valley Common Stock for shares of BB&T Common Stock.

                                  ARTICLE VII
                  TERMINATION, DEFAULT, WAIVER AND AMENDMENT

7.1 Termination

  This Agreement may be terminated:

    (a) At any time prior to the Effective Time, by the mutual consent in writing of the parties hereto.

    (b) At any time prior to the Effective Time, by either party in writing
  (i) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement, or (ii) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement, which inaccuracy would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 6.2(a) in the case of One Valley and Section 6.3(a) in the case of BB&T; and, in the case of (i) or (ii), if such breach or inaccuracy has not been cured by the earlier of thirty days following written notice of such breach to the party committing such breach or the Effective Time.

    (c) At any time prior to the Effective Time, by either party hereto in writing, if any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated hereby cannot be satisfied or fulfilled prior to the Closing Date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

    (d) At any time, by either party hereto in writing, if any of the applications for prior approval referred to in Section 5.4 are denied, and the time period for appeals and requests for reconsideration has run.

    (e) At any time, by either party hereto in writing, if the shareholders of One Valley disapprove the Agreement and the Plan of Merger at a meeting called and held for the purpose of voting thereon.

    (f) At any time following October 1, 2000, by either party hereto in writing, if the Effective Time has not occurred by the close of business on such date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

    (g) At any time prior to the Effective Time, by BB&T or One Valley in writing, if the Board of Directors of One Valley shall have withdrawn, modified, conditioned or refused to make its recommendation to the shareholders of One Valley that they vote to approve the Plan of Merger under conditions permitted by Section 5.1.

    (h) At any time prior to the Effective Time, by BB&T or One Valley in writing, if One Valley's Board of Directors shall have authorized One Valley management to enter into an agreement, plan or transaction to consummate a Superior Offer.

7.2 Effect of Termination

  In the event this Agreement and the Plan of Merger is terminated pursuant to
Section 7.1, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality and expenses set forth in Sections 5.7 and 8.1, respectively, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b) shall not relieve the breaching party from liability for a breach of the covenant, agreement, representation or warranty giving rise to such termination. The Option Agreement shall be governed by its own terms, and no termination of this Agreement or the Plan of Merger pursuant to Section 7.1 shall be interpreted as a consent by BB&T to any action or matter that would have the effect of diminishing or adversely affecting BB&T's rights under the Option Agreement.

7.3 Survival of Representations, Warranties and Covenants

  All representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time, other than covenants that by their terms are to be performed after the Effective Time (including Sections 5.13, 5.17 and 5.19); provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive BB&T or One Valley (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either BB&T or One Valley, the aforesaid representations, warranties and covenants being material inducements to consummation by BB&T and One Valley of the transactions contemplated herein.

7.4 Waiver

  Except with respect to any required regulatory approval or other condition imposed by law, each party hereto, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the One Valley shareholders) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger, or (iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such extension or waiver, or amendment or supplement pursuant to this
Section 7.4, executed after approval by the One Valley shareholders of this Agreement and the Plan of Merger, shall reduce either the Exchange Ratio or the payment terms for fractional interests.

7.5 Amendment or Supplement

  This Agreement or the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and One Valley, subject to the proviso to Section 7.4.

                                 ARTICLE VIII
                                 MISCELLANEOUS

8.1 Expenses

  Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees and expenses of its own financial consultants, accountants and counsel; provided, however, that the filing fees and printing costs incurred in connection with the Registration Statement and the Proxy Statement/Prospectus shall be borne 50% by BB&T and 50% by One Valley.

8.2 Entire Agreement

  This Agreement, including the documents and other writings referenced herein or delivered pursuant hereto, contains the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersedes all arrangements or understandings with respect thereto, written or oral, entered into on or before the date hereof. The terms and conditions of this Agreement and the BB&T Option Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Nothing in this Agreement or the BB&T Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities, except for the rights of directors and officers of One Valley to enforce rights in Sections 5.13, 5.17, 5.18 and 5.19 and the rights of Transferred Employees to enforce rights in the last two sentences of Section 5.12(d).

8.3 No Assignment

  Except for a substitution of parties pursuant to Section 5.4(a), none of the parties hereto may assign any of its rights or obligations under this Agreement to any other person, except upon the prior written consent of each other party.

8.4 Notices

  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight express courier or by facsimile transmission, addressed or directed as follows:

     If to One Valley:

       Merrell S. McIlwain
       One Valley Square
       Charleston, West Virginia 25301
       Telephone: 304-348-1172
       Fax: 304-348-7397

     With a required copy to:

       Mitchell S. Eitel
       Sullivan & Cromwell
       125 Broad Street
       New York, New York 10004-2498
       Telephone: 212-558-4000
       Fax: 212-558-3588

     If to BB&T:

       Scott E. Reed
       150 South Stratford Road
       4th Floor
       Winston-Salem, North Carolina 27104
       Telephone:  336-733-3088
       Fax:336-733-2296

     With a required copy to:

       William A. Davis, II
       Womble Carlyle Sandridge & Rice, PLLC
       200 West Second Street
       Winston-Salem, North Carolina 27102
       Telephone:  336-721-3624
       Fax:336-733-8364

  Any party may by notice change the address to which notice or other communications to it are to be delivered.

8.5 Specific Performance

  One Valley acknowledges that the One Valley Common Stock and the One Valley business and assets are unique and that, if One Valley fails to consummate the transactions contemplated by this Agreement, such failure will cause irreparable harm to BB&T for which there will be no adequate remedy at law. BB&T shall be entitled, in addition to its other remedies at law, to specific performance of this Agreement if One Valley shall, without cause, refuse to consummate the transactions contemplated by this Agreement. This Section 8.5 shall not be deemed a waiver by One Valley to seek any legally available remedy in the event of a breach by BB&T.

8.6 Captions

  The captions contained in this Agreement are for reference only and are not part of this Agreement.

8.7 Counterparts

  This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.8 Governing Law

  This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, without regard to the principles of conflicts of laws, except to the extent federal law may be applicable.

                 [remainder of page intentionally left blank]

  IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          BB&T CORPORATION

                                          By: /s/ John A. Allison, IV
                                            ___________________________________
                                             Name: John A. Allison, IV
                                             Title: Chairman and Chief
                                            Executive Officer

                                          ONE VALLEY BANCORP, INC.

                                          By: /s/ J. Holmes Morrison
                                            ___________________________________
                                             Name: J. Holmes Morrison
                                             Title: Chairman and Chief
                                            Executive Officer

                                    ANNEX A
                              ARTICLES OF MERGER
                                      OF
                           ONE VALLEY BANCORP, INC.
                                     INTO
                               BB&T CORPORATION

  The undersigned corporations, pursuant to Section 31-1-36 of the West Virginia Corporation Code (the "WVCA") and Section 55-11-05 of the North Carolina Business Corporation Act (the "NCBCA"), hereby execute the following Articles of Merger.

                                      ONE

  The merger of One Valley Bancorp, Inc., a West Virginia corporation ("One Valley"), into BB&T Corporation, a North Carolina corporation ("BB&T"), shall be in accordance with the Plan of Merger attached hereto as Exhibit I (the "Plan of Merger").

                                      TWO

  A. The Plan of Merger was submitted to the shareholders of One Valley by its Board of Directors in accordance with the provisions of Sections 31-1-34 and 31-1-38 of the WVCA and Section 55-11-03 of the NCBCA and was duly approved in the manner prescribed by law by the shareholders of One Valley on the day of
  , 2000. The number of outstanding shares of common stock, $10.00 par value, of One Valley (the only class entitled to vote on the Plan of Merger) entitled to be cast with respect to the Plan of Merger and number of votes cast for, cast against and abstaining were:

Outstanding
  Shares                    For                               Against                               Abstain
-----------                 ---                               -------                               -------

  B. The shareholders of BB&T were not required to approve the Plan of Merger.

                                     THREE

  These Articles of Merger shall become effective at 11:59 p.m. on     , 2000.

                 [Remainder of Page Intentionally Left Blank]

  The undersigned, each of BB&T and One Valley, declares that the facts herein
stated are true as of     , 2000.

                                          BB&T Corporation

                                          By: _________________________________

Attest:

_____________________________________
Secretary

                                          One Valley Bancorp, Inc.

                                          By: _________________________________

Attest:

_____________________________________
Secretary

  THE UNDERSIGNED, Chairman and Chief Executive Officer of BB&T Corporation, who executed on behalf of said corporation the foregoing Articles of Merger, of which this certificate is made a part, hereby verifies, in the name and on behalf of said corporation, the foregoing Articles of Merger to be the corporate act of said corporation.

                                          BB&T Corporation

                                          By: _________________________________
                                             John A. Allison IV
                                             Chairman and Chief Executive
                                             Officer

  THE UNDERSIGNED, Chairman and Chief Executive Officer of One Valley Bancorp, Inc., who executed on behalf of said corporation the foregoing Articles of Merger, of which this certificate is made a part, hereby verifies, in the name and on behalf of said corporation, the foregoing Articles of Merger to be the corporate act of said corporation.

                                          One Valley Bancorp, Inc.

                                          By: _________________________________
                                             J. Holmes Morrison
                                             Chairman and Chief Executive
                                             Officer

                                                                      EXHIBIT I

                                PLAN OF MERGER
                                      OF
                           ONE VALLEY BANCORP, INC.
                                     INTO
                               BB&T CORPORATION

  Section 1. Corporations Proposing to Merge and Surviving Corporation. One Valley Bancorp, Inc., a West Virginia corporation ("One Valley"), shall be merged (the "Merger") into BB&T Corporation, a North Carolina corporation ("BB&T"), pursuant to the terms and conditions of this Plan of Merger (the "Plan of Merger") and of the Agreement and Plan of Reorganization, dated as of February 6, 2000 (the "Agreement"), by and between One Valley and BB&T. The effective time for the Merger (the "Effective Time") shall be set forth in the Articles of Merger to be filed with the Secretary of State of West Virginia and the Secretary of State of North Carolina. BB&T shall continue as the surviving corporation (the "Surviving Corporation") in the Merger and the separate corporate existence of One Valley shall cease.

  Section 2. Effects of the Merger. The Merger shall have the effects set forth in Section 31-1-37 of the West Virginia Corporation Code (the "WVCA") and Section 55-11-06 of the North Carolina Business Corporation Act (the "NCBCA").


  Section 3. Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of BB&T as in effect immediately prior to the Effective Time shall become the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time until changed in accordance with their terms and the NCBCA.

  Section 4. Conversion of Shares.

  (a) At the Effective Time, by virtue of the Merger and without any action on the part of One Valley or the holders of record of the voting common stock, par value $10.00 per share, of One Valley with rights attached issued pursuant to Rights Agreement dated October 18, 1995 between One Valley and One Valley Bank, National Association, as Rights Agent ("One Valley Common Stock"), each share of One Valley Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of One Valley Common Stock (as provided in Section 4(d)), the Merger Consideration (as defined in Section 5).

  (b) Each share of the voting common stock of BB&T, par value $5.00 per share, with rights attached issued pursuant to Rights Agreement dated December 17, 1996 between BB&T and Branch Banking and Trust Company, as Rights Agent, relating to BB&T's Series B Junior Participating Preferred Stock, $5.00 par value per share ("BB&T Common Stock") issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

  (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of One Valley Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration and any declared and unpaid dividends thereon. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of One Valley Common Stock. With respect to any certificate for One Valley Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective

Time, One Valley's transfer books shall be closed and no transfer of the shares of One Valley Common Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

  (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each One Valley shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of One Valley Common Stock. Upon proper surrender of such certificates or other evidence of ownership meeting the requirements of Section 4(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration and any declared and unpaid dividends thereon.

  (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time which have been declared or made by One Valley in respect of shares of One Valley Common Stock in accordance with the terms of the Agreement and which remain unpaid at the Effective Time, subject to compliance by One Valley with Section 5.9(b) of the Agreement. To the extent permitted by law, former shareholders of record of One Valley shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of One Valley Common Stock are converted, regardless of whether such holders have exchanged their certificates representing One Valley Common Stock for certificates representing BB&T Common Stock in accordance with the provisions of the Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to the Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the thirtieth day after the Effective Time shall be delivered to the holder of any certificate representing One Valley Common Stock until such holder surrenders such certificate for exchange as provided in this Section 4. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of One Valley Common Stock represented by such certificate.

  Section 5. Merger Consideration.

  (a) As used herein, the term "Merger Consideration" shall mean the number of shares of BB&T Common Stock (to the nearest ten thousandth of a share) to be exchanged for each share of One Valley Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock that would otherwise be distributable to a One Valley shareholder as provided in Section 5(b). The number of shares of BB&T Common Stock to be issued for each issued and outstanding share of One Valley Common Stock (the "Exchange Ratio") shall be 1.28.

  (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the closing price per share of BB&T Common Stock on the NYSE at 4:00 p.m. eastern time on the Closing Date as reported on NYSEnet.com (or, if not reported thereon, another authoritative source).

  Section 6. Conversion of Stock Options.

  (a) At the Effective Time, each option granted under One Valley's Amended and Restated 1993 Incentive Stock Option Plan and 1983 Incentive Stock Option Plan (collectively, the "Stock Option Plans") or otherwise to acquire shares of One Valley Common Stock then outstanding (and which, by its terms does not lapse on or before the Effective Time), whether or not then exercisable (a "Stock Option"), shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option in accordance with the terms of the Stock Option Plans, except that from and after the Effective Time (i) BB&T and its Compensation Committee shall be substituted for One Valley and its compensation committee administering the

Stock Option Plans, (ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of One Valley Common Stock subject to such Stock Option immediately prior to the Effective Time by the Exchange Ratio, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions:
(A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options which are incentive stock options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Options and the Stock Option Plans under which they were granted. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Commission Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and One Valley will take all necessary steps to effectuate the foregoing provisions of this Section 6. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, if it has not already done so, and to the extent One Valley shall have a registration statement in effect or an obligation to file a registration statement, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under
Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), BB&T shall administer the Stock Option Plans assumed pursuant to this Section 6 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time.

  (b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant's rights pursuant thereto.

  Section 7. Amendment. At any time before the Effective Time, this Plan of Merger may be amended, provided that no such amendment executed after approval by the One Valley shareholders of the Agreement and this Plan of Merger shall modify either the amount or the form of the consideration to be provided to holders of One Valley Common Stock upon consummation of the Merger.

                                                                     APPENDIX B

(S)31-1-122. Right of shareholders to dissent.

  Any shareholder of a corporation shall have the right to dissent from any of the following corporate actions:

     (a) Any plan of merger or consolidation to which the corporation is a party; or

     (b) Any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business, including a sale in dissolution, but not including a sale pursuant to an order of a court having jurisdiction in the premises or a sale for cash on terms requiring that all or substantially all of the net proceeds of sale be distributed to the shareholders in accordance with their respective interests within one year after the date of sale.

  A shareholder may dissent as to less than all of the shares registered in his name. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(S)31-1-123. Rights of dissenting shareholders; procedure for purchasing of dissenting shareholders' shares; civil action for determining value of shares; procedure for transferring of such shares to corporation and payment therefor.

  (a) Any shareholder electing to exercise his right to dissent, pursuant to section one hundred twenty-two of this article, shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action. If such proposed corporate action be approved by the required vote and such shareholder shall not have voted in favor thereof, such shareholder may, within ten days after the date on which the vote was taken or if a corporation is to be merged without a vote of its shareholders into another corporation, any of its shareholders may, within fifteen days after the plan of such merger shall have been mailed to such shareholders, make written demand on the corporation, or, in the case of a merger or consolidation, on the surviving or new corporation, domestic or foreign, for payment of the fair value of such shareholder's shares, and, if such proposed corporate action is effected, such corporation shall pay to such shareholder, upon surrender of the certificate or certificates representing such shares, the fair value thereof as of the day prior to the date on which the vote was taken approving the proposed corporate action, excluding any appreciation or depreciation in anticipation of such corporate action. Any shareholder failing to make demand within the ten-day period shall be bound by the terms of the proposed corporate action. Any shareholder making such demand shall thereafter be entitled only to payment as in this section provided and shall not be entitled to vote or to exercise any other rights of a shareholder.

  (b) No such demand may be withdrawn unless the corporation shall consent thereto. If, however, such demand shall be withdrawn upon consent, or if the proposed corporate action shall be abandoned or rescinded or the shareholders shall revoke the authority to effect such action, or if, in the case of a merger, on the date of the filing of the articles of merger the surviving corporation, is the owner of all the outstanding shares of the other corporations, domestic and foreign, that are parties to the merger, or if no demand or petition for the determination of fair value by a court of general civil jurisdiction have been made or filed within the time provided in subsection (e) of this section, or if a court of general civil jurisdiction shall determine that such shareholder is not entitled to the relief provided by this section, then the right of such shareholder to be paid the fair value of his shares shall cease and his status as a shareholder shall be restored, without prejudice to any corporate proceedings which may have been taken during the interim.

  (c) Within ten days after such corporate action is effected, the corporation, or, in the case of a merger or consolidation, the surviving or new corporation, domestic or foreign, shall give written notice thereof to each dissenting shareholder who has made demand as herein provided, and shall make a written offer to each shareholder to pay for such shares at a specified price deemed by such corporation to be fair value thereof. Such notice and offer shall be accompanied by a balance sheet of the corporation the shares of which the dissenting shareholder holds, as of the latest available date and not more than twelve months prior to the making of such offer, and a profit and loss statement of such corporation for the twelve months' period ended on the date of such balance sheet.

  (d) If within thirty days after the date on which such corporate action is effected the fair value of such shares is agreed upon between any such dissenting shareholder and the corporation, payment therefor shall be made within ninety days after the date on which such corporate action was effected, upon surrender of the certificate or certificates representing such shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares.

  (e) If within such period of thirty days, a dissenting shareholder and the corporation do not so agree, then the corporation shall within thirty days after receipt of written demand from any dissenting shareholder, which written demand must be given within sixty days after the date on which such corporate action was effected, file a complaint in a court of general civil jurisdiction requesting that the fair value of such shares be found and determined, or the corporation may file such complaint at any time within such sixty-day period at its own election. Such complaint shall be filed in any court of general civil jurisdiction in the county in which the principal office of the corporation is situated, or, if there be no such office in this state, in the county in which any dissenting shareholder resides or is found or in which the property of such corporation, or any part of it, may be. If the corporation shall fail to institute such proceedings, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders wherever residing, may be made parties to the proceedings as an action against their shares quasi in rem. A copy of the complaint shall be served on each dissenting shareholder who is a resident of this state in the same manner as in other civil actions. Dissenting shareholders who are nonresidents of this state shall be served a copy of the complaint by registered or certified mail, return receipt requested. In addition, service upon such nonresident shareholders shall be made by publication, as provided in Rule 4(e)(2) of the West Virginia Rules of Civil Procedure. All shareholders who are parties to the proceeding shall be entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as shall be specified in the order of their appointment or any subsequent appointment. The judgment shall be payable only upon and concurrently with the surrender to the corporation of the certificate or certificates representing such shares. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares. The judgment shall include an allowance for interest at such rate as the court may find to be fair and equitable in all the circumstances, from the date on which the vote was taken on the proposed corporate action to the date of payment. The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court may deem equitable against any or all of the dissenting shareholders who are parties to the proceeding to whom the corporation shall have made an offer to pay for the shares if the court shall find that the action of such shareholders in failing to accept such offer was arbitrary or vexatious or not in good faith. Such expenses shall include reasonable compensation for and reasonable expenses of the appraisers, but shall exclude the fees and expenses of counsel for and experts employed by any party; but if the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay therefor, or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court may determine to be reasonable compensation to any expert or experts employed by the shareholder in the proceeding. Any party to the proceeding may appeal any judgment or ruling of the court as in other civil cases.

  (f) Within twenty days after demanding payment for his shares, each shareholder demanding payment shall submit the certificate or certificates representing his shares to the corporation for notation thereon that such demand has been made. His failure to do so shall, at the option of the corporation, terminate his rights under this section unless a court of general civil jurisdiction, for good and sufficient cause shown, shall otherwise direct. If shares represented by a certificate on which notation has been so made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares, and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

  (g) Shares acquired by a corporation pursuant to payment of the agreed value therefor or to payment of the judgment entered therefor, as in this section provided, may be held and disposed of by such corporation as in the case of other treasury shares, except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

                                                                     APPENDIX C

                                                               February 5, 2000

Board of Directors
One Valley Bancorp, Inc.
One Valley Square
Charleston, WV 25326

Members of the Board:

  We understand that One Valley Bancorp, Inc. ("One Valley") and BB&T Corporation ("BB&T") propose to enter into an Agreement and Plan of Merger, dated as of February 6, 2000 (the "Agreement"), pursuant to which One Valley is to be merged with and into BB&T, with BB&T being the surviving corporation in the transaction (the "Merger"). Pursuant to the Merger, and as set forth more fully in the Agreement, upon the merger of One Valley and BB&T, each outstanding share of One Valley common stock, par value $10.00 per share (the "One Valley Shares"), other than certain excluded shares, will be converted into the right to receive 1.28 shares (the "Exchange Ratio") of the common stock, par value $5.00 per share, of BB&T (the "BB&T Shares").

  You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the shareholders of One Valley.

  In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed certain publicly available business and financial information relating to One Valley and BB&T that we deemed to be relevant;

     (2) Reviewed certain information, including financial forecasts, relating to the respective businesses, earnings, assets, liabilities and prospects of One Valley and BB&T furnished to us by senior management of One Valley and BB&T, as well as the amount and timing of the cost savings, revenue enhancements and related expenses expected to result from the Merger (the "Expected Synergies") furnished to us by senior management of BB&T;

     (3) Conducted discussions with members of senior management and representatives of One Valley and BB&T concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

     (4) Reviewed the market prices and valuation multiples for the One Valley Shares and the BB&T Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (5) Reviewed the respective publicly reported financial condition and results of operations of One Valley and BB&T and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

     (7) Participated in certain discussions and negotiations among representatives of One Valley and BB&T and their financial and legal advisors with respect to the Merger;

     (8) Reviewed the potential pro forma impact of the Merger;

     (9) Reviewed the Agreement and the related stock option agreement; and

     (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities of One Valley or BB&T or been furnished with any such evaluation or appraisal. We are not experts in the evaluation of allowances for loan losses, and we have neither made an independent evaluation of the adequacy of the allowances for loan losses of One Valley or BB&T, nor have we reviewed any individual credit files of One Valley or BB&T or been requested to conduct such a review, and, as a result, we have assumed that the respective allowances for loan losses for One Valley and BB&T are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of One Valley or BB&T. With respect to the financial and operating information, including without limitation, financial forecasts, valuations of contingencies and projections regarding under-performing or non-performing assets, net charge offs, adequacy of reserves, future economic conditions, and the Expected Synergies furnished to or discussed with us by One Valley and BB&T, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the senior management of One Valley and BB&T as to the future financial and operating performance of One Valley, BB&T or the combined entity, as the case may be, and the Expected Synergies. We have further assumed that the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes.

  Our opinion is necessarily based upon market, economic and other conditions as in effect on, and on the information made available to us as of, the date hereof. For the purposes of rendering this opinion, we have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, including in all respects material to our analysis, that the representations and warranties of each party in the Agreement and in all related documents and instruments (collectively, the "Documents") that are referred to therein are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents, that all conditions to the consummation of the Merger will be satisfied without waiver thereof, and that the Merger is in fact consummated pursuant to the terms of the Agreement. We have also assumed that, in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of One Valley, BB&T, or the combined entity or on the contemplated benefits of the Merger, including the Expected Synergies.

  We have been retained by the Board of Directors of One Valley to act as financial advisor to One Valley in connection with the Merger and will receive a fee from One Valley for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, One Valley has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past two years provided financial advisory, investment banking and other services to One Valley and BB&T and have received fees for the rendering of such services and may continue to provide such services in the future. In addition, in the ordinary course of our business, we may actively trade the One Valley Shares and other securities of One Valley and its affiliates and the BB&T Shares and other securities of BB&T and its affiliates for our own account and for the accounts of our customers, and, accordingly, may at any time hold long or short positions in such securities.

  This opinion is for the sole and exclusive use and benefit of the Board of Directors of One Valley. It is further understood that this opinion will not be reproduced, summarized, described or referred to or given to any person without Merrill Lynch's prior written consent. Our opinion does not address the merits of the underlying decision by One Valley to engage in the Merger and does not constitute a recommendation to any shareholder of One Valley as to how such shareholder should vote on the proposed Merger or any other matter related thereto.

  We have not considered, nor are we expressing any opinion herein with respect to, the prices at which One Valley Shares or BB&T Shares will trade following the announcement of the Merger or the price at which BB&T Shares will trade following the consummation of the Merger.

  On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the shareholders of One Valley.

                                          Very truly yours,

                                          /s/ Merrill Lynch, Pierce, Fenner &
                                           Smith
                                                     Incorporated

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

  Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

  The registrant's bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of the registrant and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

  The registrant's articles of incorporation provide for the elimination of the personal liability of each director of the registrant to the fullest extent permitted by law.

  The registrant maintains directors' and officers' liability insurance that, in general, insures: (i) the registrant's directors and officers against loss by reason of any of their wrongful acts and (ii) the registrant against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

  Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. (S) 1818(b)).

Item 21. Exhibits and Financial Statement Schedules

  (a) The following documents are filed as exhibits to this registration statement on Form S-4:

 Exhibit No. Description
 ----------- -----------
  2          Agreement and Plan of Reorganization dated as of February 6, 2000, between BB&T Corporation and One Valley Bancorp, Inc. (including
             Annex A) (included as Appendix A to the Proxy Statement/Prospectus)

  4(a)       Articles of Amendment to Amended and Restated Articles of
             Incorporation of the Registrant related to Junior Participating
             Preferred Stock (Incorporated herein by reference to Exhibit 3(a)
             to the Registrant's Annual Report on Form 10-K filed March 17,
             1997)

  4(b)       Rights Agreement dated as of December 17, 1996 between the
             Registrant and Branch Banking and Trust Company, Rights Agent
             (Incorporated herein by reference to Exhibit 1 to the Registrant's
             Form 8-A filed January 10, 1997)

  4(c)       Subordinated Indenture (including Form of Subordinated Debt
             Security) between the Registrant and State Street Bank and Trust
             Company, Trustee, dated as of May 24, 1996 (Incorporated herein by reference to Exhibit 4(d) to Registration No. 333-02899)

  4(d) Senior Indenture (including Form of Senior Debt Security) between the Registrant and State Street Bank and Trust company, Trustee, dated as of May 24, 1996 (Incorporated herein by reference to Exhibit 4(c) to Registration No. 333-02899)

  5          Form of Opinion of Womble Carlyle Sandridge & Rice, PLLC

  8          Form of Opinion of Womble Carlyle Sandridge & Rice, PLLC

 23(a)       Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
             Exhibit 5)*

 23(b)       Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
             Exhibit 8)*

 23(c)       Consent of Arthur Andersen LLP

 23(d)       Consent of Ernst & Young LLP*

 23(e)       Consent of Cherry, Bekaert & Holland, L.L.P.*

 24          Power of Attorney

 99(a)       Form of One Valley Bancorp, Inc. Proxy Card

 99(b)       Option Agreement dated as of February 6, 2000 between BB&T
             Corporation and One Valley Bancorp, Inc.

 99(c)       Consent of J. Holmes Morrison*

 99(d)       Consent of         *

 99(e)       Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated


--------
*to be filed by amendment

  (b)Financial statement schedules: Not applicable.

Item 22. Undertakings

  A. The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on March 24, 2000.

                                          BB&T CORPORATION

                                          By:   /s/ Jerone C. Herring
                                                _______________________________
                                          Name: Jerone C. Herring
                                          Title:Executive Vice President and
                                                 Secretary

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on March 24, 2000.

    /s/ John A. Allison IV*                     /s/ Scott E. Reed*
_____________________________________     _____________________________________
Name: John A. Allison IV                  Name: Scott E. Reed
Title:
    Chairman of the Board and             Title:Senior Executive Vice
    Chief Executive Officer                     President and Chief Financial
    (principal executive officer)               Officer (principal financial
                                                officer)

    /s/ Sherry A. Kellett*                      /s/ Paul B. Barringer*
_____________________________________     _____________________________________
Name: Sherry A. Kellett                   Name: Paul B. Barringer
Title:
    Executive Vice President and          Title:Director
    Controller (principal
    accounting officer)

    /s/ Alfred E. Cleveland*                    /s/ W. R. Cuthbertson, Jr.*
_____________________________________     _____________________________________
Name: Alfred E. Cleveland                 Name: W. R. Cuthbertson, Jr.
Title:
    Director                              Title:Director

    /s/ Ronald E. Deal*                         /s/ A. J. Dooley, Sr.*
_____________________________________     _____________________________________
Name: Ronald E. Deal                      Name: A. J. Dooley, Sr.
Title:
    Director                              Title:Director

    /s/ Tom D. Efird                            /s/ Paul S. Goldsmith*
_____________________________________     _____________________________________
Name: Tom D. Efird                        Name: Paul S. Goldsmith
Title:
    Director                              Title:Director

    /s/ L. Vincent Hackley*                     /s/ Jane P. Helm*
_____________________________________     _____________________________________
Name: L. Vincent Hackley                  Name: Jane P. Helm
Title:
    Director                              Title:Director

    /s/ Richard Janeway, M.D.*                  /s/ James H. Maynard*
_____________________________________     _____________________________________
Name:                                     Name: James H. Maynard
    Richard Janeway, M.D.
Title:                                    Title:Director
    Director


    /s/ J. Ernest Lathem, M.D.*
_____________________________________     _____________________________________
Name:                                     Name: Joseph A. McAleer, Jr.
    J. Ernest Lathem, M.D.
Title:                                    Title:  Director
    Director

    /s/ Richard L. Player, Jr.*                 /s/ Albert O. McCauley*
_____________________________________     _____________________________________
Name:                                     Name: Albert O. McCauley
    Richard L. Player, Jr.
Title:                                    Title:Director
    Director

    /s/ Nido R. Qubein*                         /s/ C. Edward Pleasants, Jr.*
_____________________________________     _____________________________________
Name:                                     Name: C. Edward Pleasants, Jr.
    Nido R. Qubein
Title:                                    Title:Director
    Director

    /s/ Jack E. Shaw*                           /s/ E. Rhone Sasser*
_____________________________________     _____________________________________
Name:                                     Name: E. Rhone Sasser
    Jack E. Shaw
Title:                                    Title:Director
    Director

    /s/ Jerone C. Herring                       /s/ Harold B. Wells*
*By__________________________________     _____________________________________
    Jerone C. Herring                     Name: Harold B. Wells
    Attorney-in-Fact                      Title:Director